
11007082



PEPBOYS

2010 ANNUAL REPORT

NOTICE OF ANNUAL MEETING & PROXY STATEMENT


SEC MAIL PROCESSING
RECEIVED
MAY 02 2011
WASH. D.C.
211
SECTION

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

LETTER TO OUR SHAREHOLDERS

2010 was another rewarding year for The Pep Boys - Manny, Moe & Jack, thanks again to our associates and their passionate commitment to our customers. Our vision is to be **The Automotive Solutions Provider of Choice for the Value Oriented Customer**, with three primary objectives relative to our customers, our associates and our shareholders:

- *Earn the TRUST of our customers every day*
- *Be the Preferred Employer in the automotive after-market*
- *Achieve a high-teen pre-tax return on invested capital*

We have spent the past three years building our business model from the ground up to deliver on these objectives in a sustainable manner. In 2009, we made more money than we had in the previous twelve years combined. In 2010, we improved on that by 59%. We have completed the turnaround phase of our story, but continue to work on additional opportunities to improve the profitability of our base business - like closing gross margin leaks, improving operating efficiencies and further leveraging our payables. At the same time, we have built a solid foundation upon which to launch our growth phase.

We employ four strategies to achieve our vision to be The Automotive Solutions Provider of Choice for the Value Oriented Customer.

Earn the TRUST of Our Customers Every Day. We do this by serving them with Speed, Expertise and Respect and providing the best Value. We measure this through Net Promoter Scores via customer surveys conducted on-line and through outbound calls. Our Net Promoter Scores have improved in each of the last seven years. This year we are starting to supplement this metric with customer acquisition and retention data from our recently developed customer database. This will allow us to measure actual customer behavior, in addition to their reported intentions. Our rewards membership is now over 12 million - in just 23 months.

We are also using customer data to improve our processes for the benefit of our customers. We are making it easier for our associates to be successful in serving our customers, as we strive for Execution Excellence. E-serve, which includes appointment scheduling for tires and service, is a great example of improving the way we serve our customers. You can check it out at pepboys.com and be sure to visit pepboys.com regularly because we are constantly updating and improving our on-line presence.

The customer experience starts with our associates, which is why we established our objective of being the Preferred Employer in the automotive after-market. We have put into place and continue to improve our hiring, training, development and two-way communication practices, as well as, our performance-based compensation and benefit plans. Just as important, we continue to focus on the development of the leaders in our stores.

Lead with Our Service Business and Grow through Service & Tire Centers. We are a national, full service - tires, maintenance and repair - shop. We leverage our retail and commercial businesses to buy our parts directly from the manufacturers, and we pass those savings on to our customers in the form of lower prices. *Pep Boys Does Everything. For Less.* We have ASE-certified technicians on staff at all times. We invest in the latest equipment. We have a well-developed training program for all positions in the store. We know that when customers rely on us every day to keep their cars and trucks running properly, we can provide all the necessary services at the lowest total cost.

We opened 25 new stores in 2009, 35 in 2010 and plan to open 55 more in 2011 - both organically and through acquisitions. Most of our new stores are Service & Tire Centers. They are smaller in size and closer to where our target customers live and work. They leverage the inventory, delivery operations and marketing of the Supercenter five to fifteen minutes away, while improving our market density. As an example, we have gone from eight to 23 stores in the Orlando market in just over a year's time. The typical Service & Tire Center is about six bays and will do about $1 million or more in sales at maturity. They live up to *Does Everything. For Less.* Plus they are more convenient for our customers.

Establish a Differentiated Retail Experience by Leveraging Our Automotive Superstore. We have the broadest range of maintenance, performance and appearance products and accessories among national chains. Our combination of service and retail makes us a leading installer of automotive after-market products. We are focused on core automotive and continue to optimize our network to provide the highest level of replacement parts coverage.

Our new Supercenter design features a smaller footprint that showcases our service offering and parts availability and enables a consolidated labor model. And we are very pleased with its impact on the customer experience, operating efficiency and financial performance. So we have started to test how we will convert our existing stores to this One Team concept that is a win for our customers, our associates and our shareholders.

Leverage our Automotive Superstore to provide the most complete offering for our Commercial customers. We support other installers also, not just with parts and fluids but also with tires, equipment, accessories and services. Like our Service & Tire Centers, this leverages our inventory; and the delivery operations also support our Service & Tire Centers.

The result of our constant focus on our vision and strategies is continued improvement in our profitability and a healthy balance sheet. As of year-end, we had no borrowings on our revolving line of credit and $90 million of cash on hand with which to grow our business and be The Automotive Solutions Provider of Choice for the Value Oriented Customer. Our team is very energized about what we have accomplished over the past few years and even more excited about our prospects for the future. Thank you for investing alongside of us.



Michael R. Odell
President & Chief Executive Officer
April 29, 2011

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

It is our pleasure to invite you to Pep Boys 2011 Annual Meeting of Shareholders. This year's meeting will be held on Wednesday, June 15, 2011, at the Hilton Philadelphia City Avenue, 4200 City Avenue, Philadelphia, Pennsylvania. The meeting will begin promptly at 9:00 a.m.

At the meeting, shareholders will act on the following matters:

(Item 1) The election of the full Board of Directors for a one-year term.

(Item 2) An advisory resolution on executive compensation.

(Item 3) An advisory vote on the frequency of future advisory votes on executive compensation.

(Item 4) The ratification of the appointment of our independent registered public accounting firm.

(Item 5) The approval of our Employee Stock Purchase Plan.

(Item 6) A shareholder proposal regarding lowering the threshold required to call a special meeting of shareholders, if presented by its proponent.

The shareholders will also consider any other business that may properly come before the meeting. The attached proxy statement provides further information about the matters to be acted on at the meeting. All shareholders of record at the close of business on Friday, April 8, 2011 are entitled to vote at the meeting and any postponements or adjournments. Your vote is important to us. Please vote as soon as possible in one of the following ways:

- By Internet by visiting the website shown on your Notice of Internet Availability of Proxy Materials or proxy card.
- By telephone by calling the toll-free telephone number shown on your Notice of Internet Availability of Proxy Materials or proxy card.
- By mail, if you requested printed proxy materials, by returning the proxy card in the postage-paid envelope provided.
- By following the instructions on your proxy materials if your shares are held in the name of your bank, broker or other holder of record.

Whether or not you plan to attend the meeting, please make sure that your shares are represented by voting in advance of the meeting using one of these methods.



Brian D. Zuckerman
Secretary
April 29, 2011

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors for use at this year's Annual Meeting. The meeting will be held on Wednesday, June 15, 2011, at the Hilton Philadelphia City Avenue, 4200 City Avenue, Philadelphia, Pennsylvania and will begin promptly at 9:00 a.m.

The Company's Proxy Statement and 2010 Annual Report are available at www.proxyvote.com.

We are pleased to be using a procedure approved by the Securities and Exchange Commission (SEC) that allows companies to furnish their proxy materials to shareholders over the Internet instead of mailing full sets of the printed materials. We believe that this procedure will reduce costs, provide greater flexibility to our shareholders and reduce the environmental impact of our Annual Meeting. On or about April 29, 2011, we started mailing to our shareholders a Notice of Internet Availability of Proxy Materials. The Notice of Internet Availability contains instructions on how to access and read our Proxy Statement and our 2010 Annual Report on the Internet and to vote online. **If you received a Notice of Internet Availability by mail, you will not receive paper copies of the Proxy Materials in the mail unless you request them.** Instead, the Notice of Internet Availability instructs you on how to access and read the Proxy Statement and Annual Report and how you may submit your proxy over the Internet. If you would like to receive a printed copy of the materials, please follow the instructions on the Notice of Internet Availability for requesting the materials, and we will promptly mail the materials to you.

We are mailing to shareholders, or making available to shareholders via the Internet, this Proxy Statement, form of proxy card, and our 2010 Annual Report on or about April 29, 2011.

What is the purpose of the meeting?

At the meeting, shareholders will vote on:

- The election of directors.
- An advisory resolution on executive compensation.
- An advisory vote on the frequency of future advisory votes on executive compensation.
- The ratification of the appointment of our independent registered public accounting firm.
- The approval of our Employee Stock Purchase Plan.
- A shareholder proposal regarding lowering the threshold required to call a special meeting of shareholders, if presented by its proponent.

In addition, we will report on our business operations and will answer questions posed by shareholders.

Who may vote at the meeting?

Common stock is the only class of stock that Pep Boys has outstanding and is referred to in this Proxy Statement as "Pep Boys Stock." You may vote those shares of Pep Boys Stock that you owned as of the close of business on the record date, April 8, 2011. As of the record date, 52,653,029 shares were outstanding.

What are the voting rights of Pep Boys' shareholders?

Each shareholder is entitled to one vote per share on all matters including in uncontested elections of directors.

In contested elections of directors, elections where the number of nominees exceeds the number of directors to be elected, each shareholder is entitled to vote cumulatively. Cumulative voting entitles each shareholder to the number of votes equal to the number of shares owned by the shareholder multiplied by the number of directors to be elected. Accordingly and without satisfying any condition precedent, a shareholder may cast all of his votes for one nominee for director or allocate his votes among all the nominees.

How do I vote?

You may vote using any of the following methods:

- **Internet**. You may vote your shares by the Internet. You will need the control number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable. The web site for Internet voting is also listed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials. Internet voting is available 24 hours a day and will be accessible until 11:59 P.M. Eastern Time on June 14, 2011. You will be able to confirm that the system has properly recorded your vote. **If you vote via the Internet, you do NOT need to return a proxy card or voting instruction form.**

- **Telephone**. If located in the United States or Canada, you can vote your shares by telephone by calling the toll-free telephone number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable, and following the recorded instructions. You will need the control number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable. Telephone voting is available 24 hours a day and will be accessible until 11:59 P.M. Eastern Time on June 14, 2011. You will be able to confirm that the system has properly recorded your vote. **If you vote by telephone, you do NOT need to return a proxy card or voting instruction form.**

- **Mail**. If you received printed copies of the proxy materials by mail, you can vote by mail. Simply complete and sign the proxy card and return it in the postage-paid envelope included in the materials. If you hold your shares through a bank or brokerage account, please complete and mail the voting instruction form in the envelope provided.

- **Ballot at the Annual Meeting**. You may vote your shares at the meeting if you or your authorized proxy attends the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy using one of the foregoing methods.

Your shares will be voted as you direct. If you sign and return a proxy card prior to the meeting that does not contain instructions, your shares will be voted as recommended by the Board of Directors.

Can I change my vote after I return my proxy card?

Yes. You may revoke your proxy at any time prior to its exercise at the meeting by (i) providing a later dated vote by Internet or telephone, (ii) delivering either a written revocation notice or another signed proxy card with a later date to our corporate Secretary or (iii) attending the meeting, requesting that your previously delivered proxy be revoked and then voting in person.

How many votes must be present to hold the meeting?

In order to hold the meeting, a majority of the shares of Pep Boys Stock outstanding on the April 8, 2011 record date must be present at the meeting. The presence of such a majority is called a quorum. Since 52,653,029 shares were outstanding on the record date, at least 26,326,515 shares must be present to establish a quorum.

Your shares are counted as present at the meeting if you attend and vote in person or if you properly return a proxy card. Abstentions will be counted as present for the purpose of determining whether there is a quorum for all matters to be acted upon at the meeting.

If a shareholder is the beneficial owner of shares held in "street name" by a bank or brokerage firm, such bank or brokerage firm, as the record holder of the shares, is required to vote those shares in accordance with such shareholder's instructions. If the shareholder does not give instructions to such bank or brokerage firm, it will nevertheless be entitled to vote the shares with respect to certain "discretionary" items, but will not be permitted to vote such shareholder's shares with respect to "non-discretionary" items. In the case of non-discretionary items, the shares will be treated as "broker non-votes." Shares treated as broker non-votes will be included for purposes of calculating the presence of a quorum. Otherwise, shares represented by broker non-votes will be treated as shares not entitled to vote on a proposal.

How many votes are needed to elect directors?

In uncontested elections, a director nominee will only be elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. This is commonly referred to as a "majority vote." An "abstain" vote will have no effect on the outcome of the election, but will be counted for purposes of determining whether a quorum is present. Under Pennsylvania law, if an incumbent director does not receive a majority vote, then the incumbent director will continue to serve on the Board of Directors until his or her successor is elected and qualified. However, an incumbent director who does not receive the required majority vote for re-election is required to tender a resignation to the Board of Directors. The Board of Directors will then accept or reject the resignation, or take other appropriate action, based upon the best interests of Pep Boys and our shareholders and will publicly disclose its decision and rationale within 90 days.

In contested elections, the nominees who receive the most votes cast "for" at the annual meeting will be elected.

How many votes are needed to approve the other matters to be acted on at the meeting?

Each of the other matters must be approved by a majority of the votes cast on such matter. Abstentions are not considered votes "cast" for matters, and therefore will have no effect on the vote for matters and will not be considered in determining whether such proposals have received the requisite shareholder vote.

What are the Board of Directors' recommendations?

Unless you give other directions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors.

The Board recommends a vote:

- **FOR** election of the nominated slate of directors.
- **FOR** the advisory resolution on executive compensation.
- **FOR** the advisory vote to conduct future advisory votes on executive compensation every year.
- **FOR** the ratification of the appointment of our independent registered public accounting firm.
- **FOR** the approval of our Employee Stock Purchase Plan.
- **AGAINST** the shareholder proposal regarding lowering the threshold required to call a special meeting of shareholders, if presented by its proponent.

We have not received proper notice of, and are not aware of, any other matters to be brought before the meeting. If any other matters properly come before the meeting, the proxies received will be voted in accordance with the discretion of the proxy holders named on the proxy card.

A note about certain information contained in this Proxy Statement

Filings made by companies with the SEC sometimes "incorporate information by reference." This means that the company is referring you to information that has previously been filed with the SEC and that such information should be considered part of the filing you are then reading. The Audit Committee Report and the Compensation Committee Report contained in this Proxy Statement are not incorporated by reference into any other filings with the SEC.

SHARE OWNERSHIP

Who are Pep Boys' largest shareholders?

Based solely on a review of filings with the SEC, the following table provides information about those shareholders that beneficially own more than 5% of the outstanding shares of Pep Boys Stock.

Name	Number of Shares Owned	Percent of Outstanding Shares
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746[(a)]	4,076,620	7.7%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022[(b)]	4,065,825	7.7%
Glenhill Advisors, LLC and affiliates 156 West 56th Street, 17th Floor New York, NY 10019[(c)]	2,677,297	5.1%

(a) Based upon information disclosed in a Schedule 13G/A filed on February 11, 2011. Dimensional Fund Advisers LP disclaims beneficial ownership of such shares.
(b) Based upon information disclosed in a Schedule 13G filed on February 8, 2011.
(c) Based upon information disclosed in a Schedule 13G/A filed on February 14, 2011.

How many shares do Pep Boys' directors and executive officers own?

The following table shows how many shares our directors and executive officers named in the Summary Compensation Table beneficially owned on April 8, 2011. The business address for each of such individuals is 3111 West Allegheny Avenue, Philadelphia, PA 19132.

Name	Number of Shares Owned[(a)]	Percent of Outstanding Shares
James A. Mitarotonda[(b)]	2,479,098	4.7%
Michael R. Odell	492,859	+
Raymond L. Arthur	268,914	+
Max L. Lukens	163,763	+
Scott A. Webb	142,265	+
Joseph A. Cirelli	118,471	+
Nick White	81,670	+
John T. Sweetwood	63,380	+
Robert H. Hotz	63,216	+
Jane Scaccetti	62,416	+
William E. Shull III	61,455	+
James A. Williams	48,760	+
M. Shân Atkins	43,016	+
Irvin D. Reid	19,658	+
Directors and executive officers as a group (16 people)	4,262,552	7.9%

\+ Represents less than 1%.

(a) Includes shares for which the named person has sole voting and investment power and non-voting interests including restricted stock units and deferred compensation accounted for as Pep Boys Stock. Also includes shares that can be acquired through stock option exercises through June 7, 2011: Mitarotonda – 14,188; Odell – 312,621; Arthur – 132,898; Lukens – 7,859; Webb – 52,898; Cirelli – 49,083; White – 14,143; Sweetwood – 33,666; Hotz – 21,166; ; Scaccetti – 29,666; ; Shull – 32,986; Williams – 14,188; Atkins – 21,166 Reid – 10,256; and as a group – 822,450.

(b) Mr. Mitarotonda is the sole stockholder and director of LNA Capital Corp., which is the general partner of Barington Capital Group, L.P., which is the majority member of each of Barington Companies Investors, LLC ("Barington Investors") and Barington Companies Advisors, LLC ("Barington Advisors"). Barington Investors is the general partner of Barington Companies Equity Partners, L.P. ("Barington"). Barington Advisors is the general partner of Barington Investments, L.P. ("Barington Investments"). Barington and Barington Investments beneficially own 1,459,558 and 991,780 shares of Pep Boys Stock, respectively. Mr. Mitarotonda disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(ITEM 1) ELECTION OF DIRECTORS

What is the makeup of the Board of Directors?

Our Board of Directors currently consists of 10 members, nine non-management directors and our President & Chief Executive Officer. All of our current directors have been nominated for re-election.

Nominees for Election

The Board of Directors proposes that the following nominees be elected. If elected, each nominee will serve a one-year term expiring at the 2012 Annual Meeting and until such director's successor has been duly elected and qualified. Each of the nominees has consented to serve, if elected. Unless contrary instructions are given, the proxy holders named on the enclosed proxy card will vote for the election of these nominees. If any nominee becomes unavailable to serve as a director, the proxy holders will vote for the election of any substitute nominee designated by the Board.

The nominees standing for election are:

Jane Scaccetti Director since 2002

Ms. Scaccetti, 57, a CPA, is the Chief Executive Officer of Drucker & Scaccetti PC, a public accounting and business advisory firm, of which she has a been a principal since 1990. During the past five years, Ms. Scaccetti served as a director of Di Giorgio Corporation and Nutrition Management Services Company. Ms. Scacetti's financial expertise, public-company director experience, familiarity with Pep Boys' business garnered through her tenure as a Director and diversity were the primary qualifications resulting in her nomination for re-election.

John T. Sweetwood Director since 2002

Mr. Sweetwood, 63, is a principal and the President of Woods Investment, LLC, a private real estate investment firm. From 1995 through 2002, Mr. Sweetwood served as an officer, and ultimately as President of The Americas, of Six Continents Hotels (currently, Intercontinental Hotels Group), a division of Six Continents PLC (currently IHG PLC) that operates hotels under the InterContinental, Crown Plaza, Holiday Inn and other brands. Mr. Sweetwood's marketing and service industry expertise, together with his familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

M. Shân Atkins Director since 2004

Ms. Atkins, 54, a CPA and Chartered Accountant, is Managing Director of Chetrum Capital LLC, a private investment firm. From 1996 through 2001, Ms. Atkins served as an officer, and ultimately as Executive Vice President – Strategic Initiatives, of Sears Roebuck & Co. Ms. Atkins currently serves as a director of Shoppers Drug Mart Corporation, Spartan Stores, Inc. and Tim Hortons Inc. Ms. Atkins' retail industry, operations, strategic planning and financial expertise, public-company director experience, familiarity with Pep Boys' business garnered through her tenure as a Director and diversity were the primary qualifications resulting in her nomination for re-election.

Robert H. Hotz Director since 2005

Mr. Hotz, 66, is Senior Managing Director, Co-Head of Investment Banking, a member of the Operating Committee and Co-Chairman of Houlihan Lokey Howard & Zukin, Inc, where he has been employed since 2002. Mr. Hotz currently serves as a director of Universal Health Services, Inc. Mr. Hotz' financial, M&A and regulatory expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

James A. Mitarotonda Director since August 2006

Mr. Mitarotonda, 56, is the Chairman of the Board, President and Chief Executive Officer of Barington Capital Group, L.P., an investment firm that he co-founded in 1991. Mr. Mitarotonda served as the President and Chief Executive Officer of Dynabazaar, Inc. from May 2006 until April 2007 and January 2004 until December 2004. Mr. Mitarotonda also served as the Co-Chief Executive Officer and Co-Chairman of L Q Corporation, Inc. from April 2003 until May 2004 and as its sole Chief Executive Officer from May 2004 until October 2004. Mr. Mitarotonda currently serves as a director of A. Schulman, Inc., Griffon Corporation and Gerber Scientific, Inc. and, during the past five years, served as a director of Sielox, Inc. (formerly Dynabazaar, Inc.) and L Q Corporation, Inc. Mr. Mitarotonda's status as a significant shareholder, financial and corporate governance expertise, experiences as a chief executive officer, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director and former Chairman of the Board were the primary qualifications resulting in his nomination for re-election.

Nick White Director since August 2006

Mr. White, 66, is President and Chief Executive Officer of White & Associates, a management consulting firm that he founded in 2000. From 1973 through 2000, Mr. White held numerous executive and management level positions with Wal-Mart Stores, Inc., including Executive Vice President and General Manager of the Supercenter division from 1990 to 2000 and Executive Vice President and General Manager of Sam's Wholesale Club from 1985 through 1989. Mr. White currently serves as a director of Dillard's, Inc and, during the past five years, served as a director of Gold Toe Corporation, Oneida Ltd. and Playtex Products, Inc. Mr. White's retail industry, operations and merchandising expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

James A. Williams Director since August 2006

Mr. Williams, 68, is the President & CEO of International Legwear Group, a sock and legwear manufacturer and marketer that he founded in September of 2010. In 2008, Mr. Williams retired from his position of Corporate President and Vice Chairman of GoldToeMoretz, LLC, the resultant parent company formed as a result of the merger of Gold Toe Brands, Inc. and Moretz Sports, Inc. in October 2006. From 1990 through October 2006, Mr. Williams served as the President and Chief Executive Officer of Gold Toe Brands, Inc., the largest branded sock manufacturer in the United States. During the past five years, Mr. Williams served as a director of Gold Toe Corporation. Mr. Williams' experiences as a chief executive officer, supply chain and financial expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

Irvin D. Reid Director since December 2007

Dr. Reid, 70, is the President Emeritus and Eugene Applebaum Professor, Community Engagement, at Wayne State University, an urban research university located in Detroit, Michigan and served two three-year terms on the Board of the Federal Reserve Bank of Chicago (Detroit Branch). Mr. Reid currently serves as a director of A. Schulman, Inc. and Mack-Cali Realty Corporation and, during the past five years, served as a director of Handleman Corporation. Mr. Reid's financial and regulatory expertise, public-company director experience, familiarity with Pep Boys' business garnered through his tenure as a Director and diversity were the primary qualifications resulting in his nomination for re-election.

Michael R. Odell Director since July 2008

Mr. Odell, 47, has been our Chief Executive Officer since September 22, 2008, and was designated with the additional title of President in June 2010. He joined Pep Boys in September 2007 as Executive Vice President—Chief Operating Officer, after having most recently served as the Executive Vice President and General Manager of Sears Retail & Specialty Stores. Mr. Odell joined Sears in its finance department in 1994 where he served until he joined Sears operations team in 1998. There he served in various executive operations positions of increasing seniority, including as Vice President, Stores—Sears Automotive Group. Mr. Odell's position as our President & Chief Executive Officer and his automotive aftermarket, retail industry, service industry, operations and financial expertise were the primary qualifications resulting in his nomination for re-election.

Max L. Lukens Director and Chairman of the Board since June 2009

Mr. Lukens, 62, is retired. He was the President and Chief Executive Officer of Stewart & Stevenson Services, Inc., a company primarily engaged in the design, manufacture and service of military tactical vehicles, from March 2004 until May 2006 when the company was sold. He served as Interim Chief Executive Officer and President of Stewart & Stevenson from September 2003 until March 2004, and as Chairman of the Board from December 2002 to March 2004. From 1981 until January 2000, Mr. Lukens worked for Baker Hughes Incorporated, an oilfield services company, in a number of capacities, including Chairman of the Board, President and Chief Executive Officer. Mr. Lukens served on our Board of Directors from August 2006 until October 2007, when he resigned for personal reasons due to the illness of a family member. Mr. Lukens currently serves as a director of Westlake Chemical Corporation and, during the past five years, served as a director of NCI Building Systems Inc. Mr. Lukens' experiences as a chief executive officer, service industry and financial expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

Each of Messrs. Mitarotonda, Reid, White and Williams was originally appointed to the Board pursuant to the terms of an agreement between the Company and a group of investors led by Barington Capital Group, L.P. Such agreement has since expired.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"FOR"
EACH OF THESE NOMINEES FOR DIRECTOR

Corporate Governance

Our Board of Directors' governance principles are embodied in our corporate Code of Ethics (applicable to all Pep Boys associates including our executive officers and members of the Board), the Board of Directors Code of Conduct and the various Board committee charters, all of which are available for review on our website, www.pepboys.com, or which will be provided in writing, free of charge, to any shareholder upon request to: Pep Boys, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The information on our website is not part of this Proxy Statement. References to our website herein are intended as inactive textual references only.

As required by the New York Stock Exchange (NYSE), promptly following our 2010 Annual Meeting, our CEO certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards.

Diversity. While the Board has not adopted a formal diversity policy, in accordance with the Board's Code of Conduct, the Nominating and Governance Committee annually reviews with the full Board, the appropriate skills and characteristics required of Directors and nominees in the context of the current make-up of the Board, including diversity of age, gender, ethnicity and personal experiences.

Independence. An independent director is independent from management and free from any relationship with Pep Boys that, in the opinion of the Board, would interfere in the exercise of independent judgment as a director. In reaching such an opinion, the Board considers, among other factors, the guidelines for independent directors promulgated by the NYSE. The independence of the outside directors is reviewed annually by the full Board. In accordance with NYSE guidelines, our Board consists of a majority of independent directors. In fact, all of our current directors, except our President & Chief Executive Officer, Mr. Odell, are independent. All Committees of the Board consist entirely of independent directors.

Executive Sessions of the Independent Directors. Our non-executive Chairman, Mr. Lukens, presides over all such sessions, which are held, at a minimum, immediately following all regularly scheduled Board meetings.

Board Leadership Structure and Role in Risk Oversight. Pep Boys currently separates the roles of Chairman of the Board and Chief Executive Officer. Given the relatively short tenure of both our current Chairman of the Board and President & Chief Executive Officer, the Board believes that the separation of these roles currently allows the President & Chief Executive Officer to focus his efforts primarily on the successful short and long-term operations of the Company for the benefit of all its constituents, while allowing the Chairman of the Board to manage the operation of the Board in its oversight of the President & Chief Executive Officer and Pep Boys' strategic direction.

Pep Boys has adopted an enterprise risk oversight program pursuant to which management, lead by Pep Boys' Chief Financial Officer and General Counsel, together with the Audit Committee identifies the most significant risks faced by the Company. On a quarterly basis, management assesses the status of these risks and the Company's mitigation efforts against them, which are reporting in writing to the full Board and discussed in detail with the Audit Committee and in summary fashion with the full Board.

Compensation Policies and Practices Risk. In connection with its annual review of Pep Boys' compensation policies and practices, our Compensation Committee of the Board of Directors, together with senior management and the Compensation Committee's independent executive compensation consultant, considered whether any of our compensation policies and practices has the potential to create risks that are reasonably likely to have a material adverse effect on Pep Boys. The Compensation Committee considered the risk profile of our business and the design and structure of our compensation policies and practices. We concluded that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on Pep Boys based on the following:

- Pep Boys is not engaged in speculative activities that have the potential for creating unusual gains or losses.

- Our base salaries, retirement benefits, perquisites and generally available benefit programs create little, if any, risk to Pep Boys.

- Except as provided below, all of our management employees who receive short-term incentive-based compensation do so pursuant to the terms of our shareholder approved Annual Incentive Bonus Plan. The bonus targets under such plan for Officer's are entirely based, and for middle-management are primarily based, upon the achievement of stated corporate-level financial objectives, which are in alignment with our overall business plan. In particular, we do not place disproportionate weight on any one metric, do not include an inordinate amount of metrics, reasonably leverage the selected metrics and employ features to mitigate risks, including limitations on annual cash payouts. Accordingly, we do not believe that the structure of the Annual Incentive Bonus Plan encourages associates to take risks that are reasonably likely to have a material adverse effect on Pep Boys. (The aforementioned exception is for store level associates who have a separate bonus program and whose bonus compensation, individually or in the aggregate, is of an amount that creates little, if any, risk to Pep Boys.)

- Our long-term incentive-based compensation is granted in the form of equity awards, which are subject to time-based and performance-based vesting that is aligned to our corporate objective of creating value for our shareholders. The nature of such awards discourages short-term risk taking. In addition, our officers are subject to share ownership guidelines requiring them to be invested in our future performance.

- We believe that our mix of fixed compensation and "at risk" compensation does not encourage inappropriate risk-taking by our associates.

Personal Loans to Executive Officers and Directors. Pep Boys has no personal loans extended to its executive officers or directors.

Director Attendance at the Annual Meeting. All Board members are strongly encouraged to attend the Annual Meeting of Shareholders. All nominees then standing for election attended the 2010 Annual Meeting.

Communicating with the Board of Directors. Interested parties should address all communications to the full Board or an individual director to the attention of our corporate Secretary. Our corporate Secretary reviews all such communications to determine if they are related to specific products or services, are solicitations or otherwise relate to improper or irrelevant topics. All such improper communications receive a response in due course. Any communication directed to an individual director relating solely to a matter involving such director is forwarded to such director. Any communication directed to an individual director relating to a matter involving both such director and Pep Boys or the Board of Directors, as a whole, is forwarded to such director and the Chairman of the Board. The balance of the communications are forwarded to the Chairman of the Board. Except for improper communications, all interested party communications to the Board of Directors or an individual director received by the corporate Secretary are kept in confidence from management. These procedures were adopted unanimously by the independent directors.

Compensation Committee Interlocks and Insider Participation

Ms. Atkins and Messrs. Hotz and Mitarotonda are the current members of our Compensation Committee. None of these members is or has been an officer or employee of Pep Boys or has any relationship with Pep Boys requiring disclosure under Item 404 of SEC Regulation S-K. No executive officer of Pep Boys serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Pep Boys' Board of Directors or Compensation Committee.

Meetings and Committees of the Board of Directors

The Board of Directors held ten meetings during fiscal 2010. During fiscal 2010, each director standing for re-election attended at least 75% of the aggregate number of meetings held by the Board and all committee(s) on which such director served. The Board of Directors has standing Audit, Compensation and Nominating and Governance Committees. All Committee members are "independent" as defined by the listing standards of the NYSE.

Audit Committee. Ms. Scaccetti (chair), Mr. Hotz, Dr. Reid and Mr. Williams are the current members of the Audit Committee. The Audit Committee reviews Pep Boys' consolidated financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. The Audit Committee met eight times during fiscal 2010.

Compensation Committee. Ms. Atkins (chair) and Messrs. Hotz and Mitarotonda are the current members of the Compensation Committee. The Compensation Committee recommends the compensation structure, components and levels for all of Pep Boys' officers. The Compensation Committee met 13 times during fiscal 2010.

Nominating and Governance Committee. Messrs. Sweetwood (chair), Mitarotonda and Reid and Ms. Scaccetti are the current members of the Nominating and Governance Committee. The Nominating and Governance Committee recommends candidates to serve on the Board and serves as the Board's representative on all corporate governance matters. The Nominating and Governance Committee met twice during fiscal 2010.

Operating Efficiency Committee. The Board has appointed a special committee that meets from time-to-time to assist management with identifying and realizing opportunities to improve operational performance. The Committee currently consists of Messrs. White (chair), Sweetwood and Williams and Ms. Atkins.

Can a shareholder nominate a candidate for director?

The Nominating and Governance Committee considers nominees recommended by our shareholders. Written recommendations should be sent to our offices located at 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The recommendation should state the qualifications of the nominee to be considered.

A shareholder may also nominate candidates to be considered for election as directors at an upcoming shareholders' meeting by timely notifying us in accordance with our By-laws. To be timely, a shareholder's notice must be received at our principal executive offices not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received at our principal executive offices within ten days of the date of such public announcement will be considered timely. The shareholder's notice must also set forth all of the following information:

- the name and address of the shareholder making the nomination;
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the proposed nominee;
- the name of the proposed nominee;
- the proposed nominee's principal occupation and employment for the past 5 years;
- a description of any other directorships held by the proposed nominee; and
- a description of all arrangements or understandings between the nominee and any other person or persons relating to the nomination of, and voting arrangements with respect to, the nominee.

How are candidates identified and evaluated?

Identification. The Nominating and Governance Committee considers all candidates recommended by our shareholders, directors and senior management on an equal basis. The Nominating and Governance Committee's preference is to identify nominees using our own resources, but has the authority to and will engage search firms(s) as necessary.

Qualifications. The Nominating and Governance Committee evaluates each candidate's professional background and experience, judgment and diversity (age, gender, ethnicity and personal experiences) and his or her independence from Pep Boys. Such qualifications are evaluated against our then current requirements, as expressed by the full Board and our President & Chief Executive Officer, and the current make up of the full Board.

Evaluations. Candidates are evaluated on the basis of their resume, third party references, public reputation and personnel interviews. Before a candidate can be recommended to the full Board, such candidate is generally interviewed by each member of the Nominating and Governance Committee and meets, in person, with at least one member of the Nominating and Governance Committee, the Chairman of the Board and the President & Chief Executive Officer.

How are directors compensated?

In 2010, in consultation with Pay Governance, LLC, our compensation consultant, we reviewed our director compensation in comparison to the compensation paid to the directors of the companies comprising our peer group (see, "EXECUTIVE COMPENSATION -- Compensation Discussion & Analysis – Summary" for a description of our peer group) and as it related to the changing workload of our Board as dictated by the emerging trends in corporate governance. As a result, in June 2010, we revised our director compensation to (i) increase the aggregate value of the annual equity grants by $10,000, (ii) increase the base compensation of our Chairman of the Board (who does not receive committee fees despite attending most committee meetings as a non-voting participant) by $20,000, (iii) increase the Compensation Committee chair and member fees by $5,000 and $2,500, respectively, and (iv) decrease the Audit Committee chair and member fees by $5,000 and $3,000, respectively. The current director compensation is detailed below.

Base Compensation. Each non-management director (other than the Chairman of the Board) receives an annual director's fee of $35,000. Our Chairman of the Board receives an annual director's fee of $100,000.

Committee Compensation. Directors serving on our committees also receive the following annual fees.

	Chair	Member
Audit	$20,000	$12,000
Compensation	$15,000	$ 7,500
Nominating and Governance	$10,000	$ 5,000
Operating Efficiency	$10,000	$ 5,000

Equity Grants. The 2009 Stock Incentive Plan provides for an annual equity grant having an aggregate value of $55,000 to non-management directors. The Stock Incentive Plan is administered, interpreted and implemented by the Compensation Committee.

The following table details the compensation paid to non-employee directors during the fiscal year ended January 29, 2011.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Equity Awards ($)	Total ($)
M. Shân Atkins	52,500	55,000	107,500
Robert H. Hotz	52,500	55,000	107,500
Max L. Lukens	90,000	55,000	145,000
James A. Mitarotonda	46,250	55,000	101,250
Irvin D. Reid	51,000	55,000	106,000
Jane Scaccetti	57,500	55,000	112,500
John T. Sweetwood	47,500	55,000	102,500
Nick White	45,000	55,000	100,833
James A. Williams	53,500	55,000	108,500

Share Ownership Guidelines. Each of our non-employee directors is expected to hold shares equal to 4x the annual director retainer (i.e., $140,000). The share ownership levels may be satisfied through direct share ownership and/or by holding unvested time-based RSUs and vested "in the money" stock options. Non-employee directors have five years from their appointment to Board to achieve their expected ownership level. If in a shortfall position, (i) a non-employee director may not sell Pep Boys Stock and (ii) all net after-tax shares acquired upon the exercise of stock options must be retained. All of our non-employee directors are currently in compliance with our share ownership guidelines.

Certain Relationships and Related Transactions

The Audit Committee, which is comprised of independent directors, has established a written Related Party Transaction Policy. Such policy provides that to help identify related-party transactions and relationships (i) all transactions between the Company and another party are reviewed by the Company's legal and finance departments prior to the execution of definitive transaction documents and (ii) each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or will have with the Company. The full Board of Directors reviews and approves, ratifies or rejects any transactions and relationships of the nature that would be required to be disclosed under Item 404 of Regulation S-K. In reviewing any such related-party transaction or relationship, the Board considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. No such relationships or transactions of a nature required to be disclosed under Item 404 of Regulation S-K currently exist.

Involvement of Certain Legal Proceedings

None of our directors or executive officers are currently involved, or have been involved during the last ten years, in a legal proceeding of the type required to be disclosed under Item 402 of Regulation S-K.

Report of the Audit Committee of the Board of Directors

The Audit Committee reviews Pep Boys' financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. Each committee member is "independent" as defined by the listing standards of the New York Stock Exchange. Ms. Scaccetti (chair), Mr. Hotz, Mr. Reid and Mr. Williams are the current members of the Audit Committee. Ms. Scaccetti has been designated by the full Board as an Audit Committee Financial Expert as defined by SEC regulations. A written charter adopted by the full Board governs the activities of the Audit Committee. The charter is reviewed, and when necessary revised, annually.

Management has primary responsibility for Pep Boys' internal accounting controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Pep Boys' consolidated financial statements and internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and to issue a report as a result of such audits. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee serves as a focal point for communication among the Board of Directors and its committees, the independent registered public accounting firm, management and Pep Boys' internal audit function, as the respective duties of such groups, or their constituent members, relate to Pep Boys' financial accounting and reporting and to its internal controls.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. These discussions included the matters required to be discussed by Statement on Auditing Standards No. 61, as amended and adopted by the Public Company Accounting Oversight Board (Communication with Audit Committees). The Audit Committee also reviewed and discussed with management, the internal auditors and the independent registered public accounting firm, management's report, and the independent registered public accounting firm's attestation, on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee also discussed with the independent registered public accounting firm its independence from Pep Boys and its management, including the written disclosures submitted to the Audit Committee by the independent registered public accounting firm as required by the Public Company Accounting Oversight Board.

Based upon the discussions and reviews referred to above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements and management's report on internal control over financial reporting in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 29, 2011 filed with the SEC.

This report is submitted by: Jane Scaccetti; Robert H. Hotz; Irvin D. Reid; and James A. Williams.

Independent Registered Public Accounting Firm's Fees

The following table summarizes the aggregate fees billed to us by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates.

Fiscal Year	2010	2009
Audit Fees	$1,422,915	$1,542,601
Audit-Related Fees	0	0
Tax Fees	47,623	61,132
All Other Fees	0	0
Total	$1,470,538	$1,603,733

Audit Fees. Audit Fees billed in fiscal 2010 and fiscal 2009 consisted of (i) the audit of our annual financial statements, (ii) the audit of our internal control over financial reporting, (iii) the reviews of our quarterly financial statements and (iv) comfort letters, statutory and regulatory audits, consents and other services related to SEC matters.

Tax Fees. Tax Fees billed in fiscal 2010 and 2009 consisted of tax compliance services in connection with tax audits and appeals..

The Audit Committee annually engages Pep Boys' independent registered public accounting firm and pre-approves, for the following fiscal year, their services related to the annual audit and interim quarterly reviews of Pep Boys' financial statements and all reasonably-related assurance and services. All non-audit services are considered for approval by the Audit Committee on an as-requested basis by Pep Boys. For fiscal 2010, the Audit Committee discussed the non-audit services with Deloitte & Touche LLP and management to determine that they were permitted under the rules and regulations concerning the independence of independent registered public accounting firms promulgated by the SEC and the American Institute of Certified Public Accountants. Following such discussions, the Audit Committee determined that the provision of such non-audit services was compatible with maintaining Deloitte & Touche LLP's independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we discuss and analyze Pep Boys' executive compensation program, which we believe plays a material role in our ability to drive strong financial results and to attract and retain a highly experienced and successful management team.

Pay for Performance. Fiscal 2010 was our second consecutive profitable year marked by a 59% increase in net earnings of $13.6 million. The increase in profitability was the result of positive comparable store sales across all lines of business and improved total gross profit margins. Our return on invested capital also improved by 40% to 10.9%, as we continue to work toward our long-term goal in the high teens. We believe that our efforts in 2010 have also positioned the Company for future success as we opened 35 new locations – 28 Service & Tire Centers and seven Supercenters – and continued to build cash on our balance sheet, $90 million at year end.

As a result, our executives realized the benefit of our heavily weighted performance-based compensation program. The payouts under our annual incentive bonus plan properly rewarded our executive officers for exceeding financial performance objectives in fiscal 2010 that were deemed to be important to the Company and its shareholders. In addition, 60% of the long-term incentive awards made under our Stock Incentive Plan in fiscal 2010 require the Company to achieve specified thresholds of return on invested capital and total shareholder return in fiscal 2013 in order to deliver any value to our executives. The 40% balance of the long-term incentive awards granted in fiscal 2010 were in the form of stock options, which are also performance-based requiring appreciation in the Company's per share stock price in order to deliver value to our executives.

Of the components of compensation comprising our executive compensation program, the percentage mix between "at-risk" and fixed compensation (excluding health and welfare benefits), at target levels, for each of our named executive officers is set forth in the following table. "At-risk" compensation is only earned and paid if pre-established performance levels are achieved.

Name	"At-Risk"	Fixed
Michael R. Odell	70%	30%
Raymond L. Arthur	57%	43%
William E. Shull III	57%	43%
Scott A. Webb	57%	43%
Joseph A. Cirelli	48%	52%

Compensation Philosophy.

Pep Boys' executive compensation program is designed to:

- Enable Pep Boys to attract, retain, and motivate key executives who are critical for current and long-term success;
- Provide targeted compensation levels which are competitive with our customized peer group (discussed below) as to base salary, annual incentives and long-term incentives, and which are reflective of current and/or expected future company performance levels;
- Support Pep Boys' long-range business strategy;
- Establish a clear linkage between individual performance objectives and corporate or business unit financial performance objectives; and

- Align executive compensation with shareholder interests by linking long-term incentives to increasing shareholder value, utilizing performance metrics where appropriate.

Pep Boys' executive compensation may also take into account the following additional considerations:

- Short term incentives will be structured in a manner which gives primary emphasis to meeting or exceeding the company's annual financial objectives;

- Long-term incentives will be designed to reward performance over a multi-year time frame, with vesting of awards to occur over a corresponding time period;

- The Compensation Committee may determine that payout on any short term bonus component will be contingent upon achievement of the annual budget. This decision will be made annually, when targets are set for the ensuing year;

- If the long-term incentive plan includes more than one performance dimension, the Compensation Committee may decide to treat performance on one element as a prerequisite to payout on other goals (i.e. as a 'qualifier'), whether or not threshold performance is achieved on those other dimensions;

- The Compensation Committee believes that requiring achievement of full target performance in order to trigger any payout under the annual incentive plan is generally inappropriate due to the risk of incenting poor decision making at the margin. The Compensation Committee will annually set a "threshold" performance level which is below the target objective, at which point some amount of incentive compensation will be paid;

- From time to time the Compensation Committee may decide to grant a discretionary, individual short or long term incentive award based on a specific individual's performance;

- In the spirit of encouraging over-performance against annual targets, performance above target may be rewarded disproportionately; i.e. marginal rewards for over-performance may exceed the marginal penalty for under-performance; and

- All payouts are subject to the discretion of the Compensation Committee even if targets are achieved.

In order to maintain a competitive total compensation program, Pep Boys compares itself with a custom peer group comprising key competitors in the automotive service and retail business, as well as, comparably-sized companies in the broader hardlines retail industry. The peer group is reviewed annually by the Compensation Committee, together with its compensation consultant, to ensure that it remains relevant and was last amended in the Fall of 2009. The current peer group includes: Aarons, Advance Auto Parts, Autozone, Big 5 Sporting Goods, Cabela's, Conn's, Dick's Sporting Goods, hhgregg, Midas, Monro Muffler & Brake, O'Reilly Automotive, PetSmart, RadioShack, Rent-A-Center, Tractor Supply and West Marine. In some cases, Pep Boys also analyzes competitive practices in the general industry for those positions that may be occupied by executives recruited from outside of these industries.

For fiscal 2010, the Compensation Committee recommended to the full Board the annual total compensation levels for all of the named executive officers (other than the President & Chief Executive Officer), based on recommendations made by the President & Chief Executive Officer and the Senior Vice President - Human Resources, and in consultation with Pay Governance, the Compensation Committee's compensation consultant. The Compensation Committee recommended to the full Board the annual total compensation level for the President & Chief Executive Officer after consulting with Pay Governance. To arrive at such recommendations, the chair of the Compensation Committee scheduled and developed the agenda for committee meetings in consultation with the Senior Vice President - Human Resources. The Senior Vice President - Human Resources was responsible for developing appropriate materials for the Compensation Committee's review and consideration and for reviewing these materials and recommendations with the chair of the Compensation Committee and Pay Governance prior to their presentation to the Compensation Committee. Our President & Chief Executive Officer was principally responsible for recommendations made to the Compensation Committee with respect to the compensation of our named executive officers (other than himself) and other officers. The Compensation Committee considered, but was not bound to and did not always accept, management's recommendations with respect to executive compensation. The President & Chief Executive Officer, Senior Vice President – Human Resources and Senior Vice President – General Counsel & Secretary regularly attended committee meetings, excluding portions of meetings where their own compensation was discussed.

In connection with establishing compensation levels for fiscal 2010, Pay Governance advised the Compensation Committee on the then-current competitiveness of program design and award values. Representatives of Pay Governance regularly attended committee meetings and also communicated with the chair of the Compensation Committee outside of meetings. Pay Governance worked with management (including the President & Chief Executive Officer, Senior Vice President - Human Resources and Senior Vice President – General Counsel & Secretary) from time-to-time for purposes of gathering information and reviewing and providing input to management on recommendations, proposals and materials that management presented to the Compensation Committee. Pay Governance was engaged directly by the Compensation Committee and did not provide any additional services to the Company in fiscal 2010.

The Compensation Committee and the Board of Directors consider our overall compensation levels for the named executive officers to be reasonable and appropriate and believe that our executive compensation program achieves the objectives outlined at the beginning of this summary.

Components of Compensation.

The compensation provided to the executives listed in the Summary Compensation Table, whom we refer to as our named executive officers, consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and health and welfare benefits.

Base Salary. The Compensation Committee reviews base salaries annually to reflect the experience, performance and scope of responsibility of the named executive officers and to ensure that the salaries are appropriate to retain high quality individuals. The full Board measures the President & Chief Executive Officer's individual performance during the applicable fiscal year in the areas of strategic planning and execution, leadership, financial results, management development and succession planning, key stakeholder focus, ethics and Board relations, based upon individual assessments completed by each Director. The Compensation Committee reviews the President & Chief Executive Officer's assessments of each other named executive officer's individual performance during the applicable fiscal year in the areas of core and positional competencies. Salary adjustments are then made taking into account the performance assessment, the relative position of the named executive officer's current salary within the market range for his position and the budgeted percentage increase for all officers as a group. For fiscal 2010, the Compensation Committee determined that each of the named executive officers' base salary was at the appropriate level without need for adjustment, except for Mr. Cirelli who received a 1% increase.

Short-Term Incentives. The named executive officers participate in our Annual Incentive Bonus Plan, which is a short-term incentive plan designed to reward the achievement of pre-established goals. In order to directly align our named executive officers' short-term incentive compensation with that of our overall performance, these pre-established goals consist entirely of corporate (as opposed to individual) objectives. For fiscal 2010, the named executive officers' annual short-term incentive opportunity was as follows:

	% of Base Salary			
Title	**Threshold**	**Target**	**Cash Cap[a]**	**Maximum**
President & CEO	50	100	150	200
Executive Vice President	37.5	75	112.5	150
Messrs. Shull & Webb[b]	32.5	65	97.5	130
Senior Vice Presidents	22.5	45	67.5	90

(a) Amounts achieved above the "cash cap" percentage up to the "maximum" percentage are earned and paid out over the subsequent three years, assuming the executive remains employed by the Company.
(b) In recognition of the importance of their positions to the Company and their individual contributions, in March 2010, the Compensation Committee increased then Senior Vice Presidents Shull and Webb's target participation levels to 65% of base salary for fiscal 2010. Messrs. Shull and Webb were subsequently promoted to the Executive Vice President level in June 2010, however, their target participation levels remained at 65% for the balance of fiscal 2010.

For fiscal year 2010, after reviewing the Company's peer group's practices and emerging trends in executive compensation with Pay Governance, the Compensation Committee determined to add two objectives to the Annual Incentive Bonus Plan. Pre-tax income remained the most important objective, weighted at 50% (reduced from 80% in fiscal 2009). Pre-tax return on invested capital was added at a weight of 25% to reflect the Compensation Committee's view that profitability alone is an incomplete measure of performance if the capital employed to earn it is not taken into consideration. Total revenue was also added at a weight of 25% to reflect the criticality to the Company's short- and long-term strategy of sales growth, in general, and the addition of sales through the opening of new Service and Tire Centers, in particular. Customer satisfaction scores remained important objectives in fiscal 2010, but as potential modifiers to the results otherwise achieved with respect to the foregoing primary three objectives (rather than comprising 20% of the overall objectives as in fiscal 2009).

Objective	**Weighting (%)**	**Threshold**	**Target**	**Cash Cap**	**Maximum**
Pre-Tax Income[a]	50	$36,459,000	$42,893,000	$53,616,000	$60,050,000
Pre-Tax ROIC[b]	25	8.4%	9.3%	10.4%	11.5%
Total Revenue	25	$1,980,780,000	$2,000,879,000	$2,040,897	$2,080,914,000
Total	100				
Net Promotor Modifier[c]:					
Retail Score		76	80	85	n/a
Adjustment Factor		-5%	0	+5%	
Service Score		70	75	80	n/a
Adjustment Factor		-5%	0	+5%	

(a) Calculated before unusual, non-operating gains and losses.
(b) Pre-Tax Income (before unusual, non-operating gains and losses) divided by debt plus equity.
(c) The calculated aggregate payout on the first three objectives may be increased or decreased by a factor up to 5% for each of Retail and Service Net Promoter scores - a customer satisfaction score that measures the likelihood of referring others to Pep Boys.

For fiscal 2010, the Compensation Committee established target levels that it believed were achievable, but also substantially uncertain. The Compensation Committee retains full discretion to either award or withhold in its entirety, or to increase or decrease the amount of, short-term incentive plan compensation regardless of the attainment, or failure to attain, the relevant performance goal(s) (except that short-term incentive plan compensation cannot be increased in the case of compensation meant to qualify as "performance based" compensation under Section 162(m) of the Internal Revenue Code).

For fiscal 2010 the Company achieved the following results against its corporate objectives (i) pre-tax income at $56,603,000, (ii) pre-tax return on invested capital at 10.9%, (iii) total revenue at $1,988,641, (iv) the retail net promoter modifier at 76% and (v) the service net promoter modifier at 73%, resulting in an aggregate potential payout of 137% of target. Accordingly, for fiscal 2010, the Compensation Committee approved short-term incentive plan compensation (in accordance with the above referenced formula without any discretionary adjustment) for Mr. Odell at 137%, Mr. Arthur at 103%, each of Mr. Shull and Mr. Webb at 89% and Mr. Cirelli at 66% of their respective 2010 annual salaries. Mr. Odell declined $60,000 of his incentive payment that he was otherwise entitled to receive, which amount, at Mr. Odell's request, was allocated to accounts set aside by Pep Boys to provide associates' children with educational scholarships and to provide hardship assistance to Pep Boys' associates.

Long-Term Incentives. Compensation through equity grants directly aligns the interests of management with that of its shareholders. The Stock Incentive Plan provides for the grant of stock options, at exercise prices equal to the fair market value (the mean between and the high and low quoted selling prices) of Pep Boys stock on the date of grant, and for the grant of restricted stock units.

For the fiscal 2010 equity grants, the Compensation Committee worked with Pay Governance to survey our peer group's practices and emerging trends in long-term incentive compensation in an effort to further align this component of the compensation program with the interests of shareholders, namely building long-term shareholder value. Based upon this survey data, the Compensation Committee determined to award equity grants consisting of 40% time-based vesting stock options and 60% performance-based vesting restricted stock units (RSUs). Prior year RSU grants were only subject to time-based vesting. The 2010 RSUs will only vest if predetermined objectives are achieved by the end of a three-year period. Two-thirds of the 2010 RSUs are tied to the Company achieving at least a threshold return on invested capital and one-third are tied to achieving at least a threshold level of total shareholder return measured against our peer group. In fiscal 2010, taking into account the Company's fiscal 2009 financial performance and the relative position of each named executive officer's total compensation to the market median of our peer group, the Compensation Committee recommended, and the full Board approved, the following equity grants.

Title	2010 Grant as a % of Base Salary
Odell	125%
Arthur	40%
Shull	50%
Webb	50%
Cirelli	38%

Retirement Plans. We maintain The Pep Boys Savings Plan, which is a broad-based 401(k) plan. Participants make voluntary contributions to the savings plan, and we match 50% of the amounts contributed by participants under the savings plan, up to 6% of salary. Due to low levels of participation in the savings plan, the plan historically did not meet the non-discriminatory testing requirements under Internal Revenue Code regulations. As a result, the savings plan was required to make annual refunds of contributions made by our "highly compensated employees" (including the named executive officers) under the savings plan. Beginning in 2004, we limited our officers' contributions to the savings plan to 0.5% of their salary per year. Given this limitation, in order to assist our officers with their retirement savings, in fiscal 2004, we adopted a non-qualified deferred compensation plan that allows participants to defer up to 20% of their annual salary and 100% of their annual bonus. To further encourage share ownership and more directly align the interests of management with that of its shareholders, the first 20% of an officer's bonus deferred into Pep Boys Stock is matched by us on a one-for-one basis with Pep Boys Stock that vests over three years.

In order to keep our executive compensation program competitive, we also maintain a Supplemental Executive Retirement Plan, or SERP, known as our Account Plan. The Account Plan provides fixed annual contributions to a retirement account based upon the participant's age and then current compensation in accordance with the following:

If the Participant is...	Annual contribution as a percentage of cash compensation (salary + short-term cash incentive)
At least 55 years of age	19%
At least 45 years of age but not more than 54 years of age	16%
At least 40 years of age but not more than 44 years of age	13%
Not more than 39 years of age	10%

Notwithstanding the foregoing, for the first four years of a participant's employment, their contribution percentage is limited to 10%. As an inducement to hire Mr. Arthur, however, this limitation was waived.

In fiscal 2010, all named executive officers participated in the Account Plan.

In order to incent the achievement of incremental profitability, all Company contributions to the savings plan and Account Plan (on account of all associates, including the named executive officers) that would otherwise have been made during calendar 2010 were conditioned upon the Company's achievement of a level of pre-tax income in fiscal 2010, which exceeded 2009's level. Because this objective was achieved, all such calendar 2010 contributions were made.

Health and Welfare Benefits. As one element of a market-competitive compensation package, we also provide our named executive officers with health and welfare benefits, including medical and dental coverage, life insurance valued at one times salary, long term disability coverage and an auto allowance (the auto allowance is a grandfathered benefit no longer provided to newly- hired/appointed officers).

Employment Agreements. We have entered into Non-Competition and Change of Control Agreements with each of the named executive officers as described in "Employment Agreements with Named Executive Officers" below. The purpose of our Non-Competition Agreements is to prevent our named executive officers from soliciting our employees or competing with us if they leave Pep Boys of their own volition. As consideration for such restrictive covenants, the Non-Competition Agreements provide for a severance payment to be made to a named executive officer if he is terminated by the Company without "cause." The purpose of the Change of Control Agreements is to provide an incentive for our officers to remain in our employment and continue to focus on the best interests of Pep Boys without regard to any possible change of control. In 2010, the Compensation Committee, advised by Pay Governance, undertook a comprehensive review of our Non-Competition and Change of Control Agreements and determined that, taken as a whole, their terms were consistent with similar agreements provided to named executive officers by a number of the peer group companies, as well as, throughout the general marketplace. Accordingly, no changes were made to those agreements then in place. However, as with all aspects of our executive compensation program, the Compensation Committee continually monitors emerging trends in executive compensation and considers future changes as circumstances warrant.

Recoupment Policy. In fiscal 2010, we adopted a recoupment policy. We will seek to recover, at the direction of the Compensation Committee, all or a portion of any compensation awarded or paid to a current or former Officer during the prior three fiscal years year if (i) the amount of such compensation was based on the achievement of certain financial results that were subsequently the subject of a restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws and (ii) a lower award or payment would have been made to the Officer based upon the restated financial results. If, however, the Compensation Committee determines that an Officer engaged in misconduct that resulted in the obligation to restate or knew or should have known of such misconduct and failed to take appropriate action, then we will seek to recover the related compensation regardless of the fiscal year in which it was paid.

Share Ownership Guidelines. In fiscal 2010, the Compensation Committee undertook a review of our share ownership guidelines for all our officers as compared to our peer group and determined to increase the ownership levels, as a multiple of their annual salary, for our President & Chief Executive Officer from 3x to 5x and our Executive Vice Presidents from 2x to 3x. As a result of this review, our officers are expected to hold shares equal to the following multiples of their annual salary: President & Chief Executive Officer 5x; Executive Vice President 3x; Senior Vice President 2x; and Vice President 1x. The share ownership levels may be satisfied through direct share ownership and/or by holding unvested time-based RSUs and vested "in the money" stock options. Officers have five years from the later of their appointment to their then current position or the establishment of a higher ownership threshold for their position (as described above) to achieve their expected ownership levels. If in a shortfall position, (i) an officer may not sell Pep Boys Stock, (ii) all net after-tax shares acquired upon the exercise of stock options or the vesting of RSUs must be retained and (iii) any short-term incentive award in excess of the "cash cap" level will be awarded in the form of RSUs. All of our named executive officers are currently in compliance with our share ownership guidelines.

Tax and Accounting Matters. We consider the tax and accounting impact of each type of compensation in determining the appropriate compensation structure. For tax purposes, annual compensation payable to the named executive officers generally must not exceed $1 million in the aggregate during any year to be fully deductible under Section 162(m) of the Internal Revenue Code. The Stock Incentive Plan is currently structured with the intention that stock option grants and perforamnce-based RSUs will qualify as "performance based" compensation that is not subject to the $1 million deduction limit under Section 162(m). In order to compete effectively for the acquisition and retention of top executive talent, we believe that we must have the flexibility to pay salary, bonus and other compensation that may not be fully deductible under Section 162(m). Accordingly, the Compensation Committee retains the authority to authorize payments that may not be deductible under Section 162(m) if it believes that such payments are in the best interests of Pep Boys and our shareholders. All compensation paid to the named executive officers in fiscal 2010 was fully deductible.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based upon our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 29, 2011 filed with the SEC.

This report is submitted by M. Shân Atkins, Robert H. Hotz and James A. Mitarotonda.

Summary Compensation Table

The following table provides information regarding the fiscal 2010 compensation for Pep Boys' CEO, CFO and the three other executive officers that received the highest compensation in fiscal 2010. These executives are referred to herein as the "named executive officers." As explained in our Compensation Discussion and Analysis, the compensation provided to our named executive officers consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and heath and welfare benefits.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($) (a)	Option Awards ($) (b)	Non-Equity Incentive Plan Compensation ($) (c)	All Other Compensation ($) (d)	Total ($)
Michael R. Odell CEO[(e)]	2010	800,000	600,000	400,000	1,094,424	448,382	3,391,216
	2009	800,000	--	670,073	1,145,600	392,250	3,007,923
	2008	723,846	--	38,424	--	113,060	875,330
Raymond L. Arthur EVP – CFO[(f)]	2010	500,000	120,000	80,000	513,012	298,655	1,511,667
	2009	500,000	--	68,885	607,313	317,544	1,493,742
	2008	369,231	228,250	292,810	375,000	143,126	1,408,417
William E. Shull III EVP–Stores[(g)]	2010	320,000	96,000	64,000	284,550	127,285	922,070
	2009	320,000	--	68,885	233,208	104,414	726,507
	2008	131,500	56,340	5,725	60,369	65,136	319,070
Scott A. Webb EVP – Merch. & Marketing[(h)]	2010	400,000	120,000	80,000	355,688	120,547	1,076,235
	2009	400,000	--	68,885	291,510	71,181	831,576
	2008	400,000	177,300	76,848	66,060	77,933	798,141
Joseph A. Cirelli SVP – Corporate Development	2010	302,509	69,000	46,000	186,229	135,601	739,339
	2009	300,020	--	38,748	218,647	121,819	679,234
	2008	300,020	70,920	7,685	49,548	1,437,518	1,865,691

(a) Represents the grant date fair value calculated under SFAS No. 123(R).

(b) Represents the grant date fair value calculated under SFAS No. 123(R).

(c) Represents amounts earned under our Annual Incentive Compensation Plan in the year reported, that were paid, or payable but deferred at the executive officer's election, in the following fiscal year. For fiscal 2010, the amount reflected for Mr. Odell does not include $60,000 that he was otherwise entitled to receive, but declined. Such amount, at Mr. Odell's request, was allocated to an account set aside by Pep Boys to provide associates' children with educational scholarships and to provide hardship assistance to Pep Boys' associates.

(d) For fiscal 2010, consists of the following dollar amounts:

	Odell	Arthur	Shull	Webb	Cirelli
Contributed under our Account Plan	209,560	177,170	55,321	69,151	83,337
Contributed (company match) under our Deferred Compensation Plan	218,884	102,602	56,910	35,568	37,245
Contributed (company match) in connection with Pep Boys 401(k) Savings Plan	613	613	613	0	613
Paid as dividend equivalents on time-based vesting RSUs	2,305	1,250	360	1,603	360
Paid as an auto allowance	16,000	16,000	13,500	13,500	13,500
Representing group term life insurance premiums	1,020	1,020	581	725	546

For fiscal 2010, for Messrs. Odell and Shull also includes $48,410 and $30,235, respectively, in relocation expenses.

(e) Mr. Odell joined Pep Boys on September 17, 2007 as Executive Vice President – Chief Operating Officer. Mr. Odell was appointed interim Chief Executive Officer on May 24, 2008, permanent Chief Executive Officer on on September 22, 2008 and President & Chief Executive Officer on June 17, 2010.

(f) Mr. Arthur joined Pep Boys on May 1, 2008.

(g) Mr. Shull joined Pep Boys on September 2, 2008 as Senior Vice President – Stores and was promoted to Executive Vice President – Stores on June 17, 2010.

(h) Mr. Webb joined Pep Boys on September 10, 2007 as Senior Vice President – Merchandising & Marketing and was promoted to Executive Vice President – Merchandising & Marketing on June 17, 2010.

Grants of Plan Based Awards

The following table shows (i) potential payouts under our short-term incentive program assuming specified pre-established corporate objectives were achieved in fiscal 2010 and (ii) the customary annual equity grants made at the beginning of fiscal 2010 in respect of fiscal 2009 service.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[a]							
Name	Grant Date	Thres-hold ($)	Target ($)	Cash Cap ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securi-ties Underly-ing Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (b)
Michael R. Odell	--	400,000	800,000	1,200,000	1,600,000	--	--	--	--
	03/30/10	--	--	--	--	--	93,458	10.27	400,000
	03/30/10[c]	--	--	--	--	58,027	--	--	600,000
Raymond L. Arthur	--	187,500	375,000	562,500	750,000	--	--	--	--
	03/30/10	--	--	--	--	--	18,692	10.27	80,000
	03/30/10[c]	--	--	--	--	11,605	--	--	120,000
William E. Shull III	--	104,000	208,000	312,000	416,000		--	--	--
	03/30/10	--	--	--	--	--	14,953	10.27	64,000
	03/30/10[c]	--	--	--	--	9,285	--	--	96,000
Scott A. Webb	--	130,000	260,000	390,000	520,000		--	--	--
	03/30/10	--	--	--	--	--	18,692	10.27	80,000
	03/30/10[c]	--	--	--	--	11,605	--	--	120,000
Joseph A. Cirelli	--	68,180	136,359	204,539	272,718		--	--	--
	03/30/10	--	--	--	--	--	10,748	10.27	46,000
	03/30/10[c]	--	--	--	--	6,673	--	--	69,000

(a) These columns reflect threshold, target, cash cap and maximum amounts that were potentially payable under our Annual Incentive Bonus Plan to our named executive officers if certain corporate targets pre-established by our Compensation Committee were achieved in fiscal 2010. See "Compensation Discussion and Analysis" for a full discussion of our Annual Incentive Bonus Plan and "Summary Compensation Table" for amounts actually earned in fiscal 2010.

(b) Represents the grant-date fair value calculated under SFAS No. 123(R).

(c) These awards were granted by the Board of Directors on March 30, 2010, subject to shareholder approval, which was granted on June 17, 2010.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows information regarding unexercised stock options and unvested RSUs held by the named executive officers as of January 29, 2011.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Yet Vested ($) (a)
Michael R. Odell	4,800	1,200(b)	14.7750	9/17/2014	--	--
	6,666	3,334 (c)	12.0600	2/28/2015	--	--
	133,333	266,666(d)	3.1200	2/26/2016	--	--
	0	93,458(e)	10.2700	3/30/2017	--	--
	--	--	--	--	12,805(f)	179,014
	--	--	--	--	58,027(g)	811,217
Raymond L. Arthur	66,666	33,334(h)	9.0950	5/01/2015	--	--
	13,333	26,667(d)	3.1200	2/26/2016	--	--
	0	18,692(e)	10.2700	3/30/2017	--	--
	--	--	--	--	8,333(i)	116,495
	--	--	--	--	11,605(g)	162,238
William E. Shull	1,333	667(j)	9.2550	9/02/2015	--	--
	13,333	26,667(d)	3.1200	2/26/2016	--	--
	0	14,953(e)	10.2700	3/30/2017	--	--
	--	--	--	--	2,000(k)	27,960
	--	--	--	--	9,284(g)	129,790
Scott A. Webb	13,333	6,667(c)	12.0600	2/28/2015	--	--
	13,333	26,667(d)	3.1200	2/26/2016	--	--
	0	18,692(e)	10.2700	3/30/2017	--	--
	--	--	--	--	5,573(l)	77,911
	--	--	--	--	5,000(m)	69,900
	--	--	--	--	11,605(g)	162,238

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Yet Vested ($) (a)
Joseph A. Cirelli	20,000	0	16.1250	5/29/2012	--	--
	625	0	23.4200	3/03/2011	--	--
	5,000	0	17.5400	2/25/2012	--	--
	1,500	0	15.8550	2/27/2013	--	--
	1,600	400[(n)]	15.9650	2/15/2014	--	--
	1,333	667[(c)]	12.0600	2/28/2015	--	--
	7,500	15,000[(d)]	3.1200	2/26/2016	--	--
	0	10,748[(e)]	10.2700	3/30/2017	--	--
	--	--	--	--	1,000[(o)]	13,980
	--	--	--	--	2,000[(m)]	27,960
	--	--	--	--	6,673[(g)]	93,289

(a) Based upon the closing price of a share of Pep Boys Stock on January 28, 2011 ($13.98).
(b) Such options become exercisable on September 17, 2011.
(c) Such options became exercisable on February 28, 2011.
(d) One-half of such options became/become exercisable on each of February 26, 2011 and 2012.
(e) One-third of such options became/become exercisable on each of March 30, 2011, 2012 and 2013.
(f) Such RSUs vest on September 17, 2011.
(g) Such RSUs will vest on February 2, 2013 if the Company achieves certain predetermined performance criteria.
(h) Such options become exercisable on May 1, 2011.
(i) Such RSUs vest on May 1, 2011.
(j) Such options become exercisable on September 2, 2011.
(k) Such RSUs vest on September 2, 2011.
(l) Such RSUs vest on September 10, 2011.
(m) Such RSUs vested on February 28, 2011.
(n) Such options became exercisable on February 15, 2011.
(o) Such RSUs vested on February 15, 2011.

Option Exercises and Stock Vested Table

The following table shows information regarding stock options exercised by the named executive officers and RSUs held by the named executive officers that vested, during fiscal 2010.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(a)**
Michael R. Odell	--	--	12,805	122,544
Raymond L. Arthur	--	--	8,334	104,425
William E. Shull III	--	--	2,000	19,880
Scott A. Webb	--	--	10,573	99,273
Joseph A. Cirelli	--	--	4,125	38,418

(a) Based upon the closing price of a share of Pep Boys Stock on the vesting date(s).

Pension Plans

Qualified Defined Benefit Pension Plan. We have a qualified defined benefit pension plan for all employees hired prior to February 2, 1992. Future benefit accruals on behalf of all participants were frozen under this plan as of December 31, 1996. Benefits payable under this plan are calculated based on the participant's compensation (base salary plus accrued bonus) over the last five years of the participant's employment by Pep Boys and the number of years of participation in the plan. Benefits payable under this plan are not subject to deduction for Social Security or other offset amounts. The maximum annual benefit for any employee under this plan is $20,000. Mr. Cirelli is the only named executive officer who participated in the qualified defined benefit pension plan in fiscal 2010. His accrued annualized benefit thereunder, at normal retirement age, is $19,162.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

As explained in our Compensation Discussion and Analysis, set forth below is information regarding benefits under our non-qualified defined contribution plan (our Account Plan) and Deferred Compensation Plan for our named executive officers. The Account Plan is a retirement plan pursuant to which we make annual contributions based upon a named executive officer's age and then current compensation. In order to further assist our named executive officers with their retirement savings, the Deferred Compensation Plan allows participants to defer up to 20% of their annual salary and 100% of their annual bonus. In order to further encourage share ownership and more directly align the interests of named executive officers with that of our shareholders, the first 20% of an executive's bonus deferred into Pep Boys Stock is matched by the Company on a one-for-one basis with Pep Boys Stock that vests over three years.

Nonqualified Defined Contribution Plan (our Account Plan)

Name	**Executive Contributions in Last FY ($)**	**Registrant Contributions in Last FY ($)**	**Aggregate Earnings in Last FY ($)**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last FYE ($)**
Michael R. Odell	--	209,560	28,284	--	449,756
Raymond L. Arthur	--	177,170	19,416	--	405,135
William E. Shull	--	55,321	(126)	--	103,567
Scott A. Webb	--	69,151	(285)	--	175,550
Joseph A. Cirelli	--	83,337	271	--	141,385

Nonqualified Deferred Compensation Plan

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Michael R. Odell	218,884	218,884	185,613	--	1,185,964
Raymond L. Arthur	102,602	102,602	258,193	--	974,822
William E. Shull	118,539	56,910	65,053	--	448,930
Scott A. Webb	35,568	35,568	31,799	--	148,949
Joseph A. Cirelli	49,183	37,245	57,641	--	272,654

Employment Agreements With Named Executive Officers

Change of Control Agreements. We have agreements with each named executive officer that become effective upon a change of control of Pep Boys. Following a change of control, these employment agreements become effective for two years and provide these executives with positions and responsibilities, base and incentive compensation and benefits equal or greater to those provided immediately prior to the change of control. In addition, we are obligated to pay any excise tax imposed by Section 4999 of the Internal Revenue Code (a parachute payment excise tax) on a change of control payment made to a named executive officer. A trust agreement has been established to better assure the named executive officers of the satisfaction of Pep Boys' obligations under their employment agreements following a change of control. Upon a change of control, all outstanding but unvested stock options and RSUs held by our all of our associates (including the named executive officers) vest and become fully exercisable. For the purposes of these agreements, a change of control shall be deemed to have taken place if:

- incumbent directors (those in place on, or approved by two-thirds of those in place on, the date of the execution of the agreements) cease to constitute a majority of our Board;
- any person becomes the beneficial owner of 20% or more of our voting securities;
- the consummation of business combination transaction, unless immediately thereafter (1) more than 50% of the voting power of the resulting entity is represented by our shareholders immediately prior to such transaction, (2) no person is the beneficial owner of more than 20% of the resulting entity's voting securities and (3) at least a majority of the directors of the resulting entity were incumbent directors;
- a sale of all or substantially all of our assets;
- the approval of a complete liquidation or dissolution of Pep Boys; or
- such other events as the Board may designate.

Non-Competition Agreements. In exchange for a severance payment equal to one year's base salary upon the termination of their employment without cause, each of our named executive officers has agreed to customary covenants regarding, competition and confidentiality during their employment and for one year thereafter.

Potential Payments Upon Termination or Change of Control

The following table shows information regarding the payments and benefits that each named executive officer would have received under his Non-Competition Agreement assuming that he was terminated without cause as of January 29, 2011.

Name	Cash Payment ($)
Michael R. Odell	800,000
Raymond L. Arthur	500,000
William E. Shull III	320,000
Scott A. Webb	400,000
Joseph A. Cirelli	303,020

The following table shows information regarding the payments and benefits that each named executive officer would have received under his Change of Control Agreement assuming that he was terminated immediately upon a change of control as of January 29, 2011. In accordance with the terms of our Change of Control Agreements, the two times multiple set forth in the following table is reduced by 1/24th for each month that a named executive officer remains employed by the Company following a change of control (e.g., a named executive terminated twelve months following a change of control would receive half of the amounts set forth in the table).

Name	2X Base Salary ($)	2X Target Bonus ($)	2X Account Plan Contri-butions ($)	2X Health and Welfare Benefits ($)	Value of Accelerated Vesting of Outstanding Equity Awards ($)(a)	Total ($)
Michael R. Odell	1,600,000	1,600,000	320,000	75,451	4,239,355	7,834,806
Raymond L. Arthur	1,000,000	750,000	280,000	65,526	800,521	2,896,047
William E. Shull	640,000	416,000	105,600	68,568	505,981	1,736,149
Scott A. Webb	800,000	520,000	132,000	70,595	681,800	2,204,395
Joseph A. Cirelli	606,040	272,718	140,601	55,421	339,284	1,414,064

(a) Represents the value of the accelerated vesting of all "in the money" stock options and RSUs at the closing price of a share of PBY Stock on January 28, 2011 ($13.98).

(ITEM 2) ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

As required by Section 14A of the Securities Exchange Act, we are seeking advisory shareholder approval of the compensation of our named executive officers as disclosed in the section of this proxy statement titled **"EXECUTIVE COMPENSATION."** Shareholders are being asked to vote on the following advisory resolution:

> Resolved, that the compensation of Pep Boys' named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion is hereby approved.

The compensation of our named executive officers is based on a design that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures that, the Compensation Committee and the full Board believe, promote the creation of long-term shareholder value. As described more fully in the Compensation Discussion and Analysis, the mix of fixed and performance based compensation, the terms of our Annual Incentive Bonus Program and long-term incentive awards, as well as the terms of our employment agreements with the named executive officers, are all designed to enable Pep Boys to attract and maintain top talent while, at the same time, creating a close relationship between performance and compensation. The Compensation Committee and the full Board believe that the design of our executive compensation program and the compensation awarded to named executive officers thereunder, fulfill this objective.

Shareholders are urged to read the **Compensation Discussion and Analysis** section of this Proxy Statement, which discusses in detail how our compensation program implements our compensation philosophy.

Although the vote is non-binding, the Compensation Committee and full Board will review the voting results in connection with their ongoing evaluation of our executive compensation program.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"FOR"
APPROVAL OF THE FOREGOING ADVISORY RESOLUTION

(ITEM 3) ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Section 14A of the Securities Exchange Act requires us to submit a non-binding, advisory resolution to shareholders at least once every six years to determine whether advisory votes on executive compensation should be held every one, two or three years.

In voting on this resolution, you should mark your proxy for one, two or three years based on your preference as to the frequency with which an advisory vote on executive compensation should be held. If you have no preference you should abstain.

The optimal frequency of vote necessarily turns on a judgment about the relative benefits and burdens of each of the options. There have been diverging views expressed on this question and the Compensation Committee and the full Board believe that there is a reasonable basis for each of the options.

Some have argued for less frequency. They point out that a less frequent vote would allow shareholders to focus on overall design issues rather than the details of individual annual decisions and would avoid the burden that annual votes would impose on shareholders required to evaluate the compensation programs of a large number of companies each year.

Others believe that an annual vote is needed to give shareholders the opportunity to react promptly to emerging trends in compensation, provide feedback before those trends become pronounced over time, and give the Compensation Committee and the full Board the opportunity to evaluate individual compensation decisions each year in light of the ongoing feedback from shareholders.

After considering these divergent views, the Compensation Committee and the full Board believe that the most appropriate frequency to hold an advisory vote on executive compensation is **annually**.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"FOR"
THE HOLDING OF ADVISORY VOTES ON EXECUTIVE COMPENSATION EVERY YEAR

(ITEM 4) PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, upon the recommendation of the Audit Committee, has appointed the firm of Deloitte & Touche LLP to serve as our independent registered public accounting firms with respect to the consolidated financial statements of Pep Boys and its subsidiaries for fiscal 2011. Deloitte & Touche LLP served as our independent registered public accounting firm for fiscal 2010.

A representative of Deloitte & Touche LLP is expected to be present at the meeting and will have the opportunity to make a statement if he or she desires to do so. The representative is also expected to be available to respond to appropriate questions of shareholders.

If the shareholders do not ratify the appointment of Deloitte & Touche LLP, another independent registered public accounting firm recommended by the Audit Committee will be considered by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(ITEM 5) PROPOSAL TO APPROVE OUR EMPLOYEE STOCK PURCHASE PLAN

On March 29, 2011, the Board adopted The Pep Boys – Manny, Moe & Jack Employee Stock Purchase Plan, or the ESPP, subject to shareholder approval at the Annual Meeting. If approved by our shareholders, the ESPP will become effective on July 1, 2011.

The Board believes it is in our best interests and the interests of our shareholders to adopt the ESPP. The ESPP is intended to encourage ownership in Pep Boys Stock by our employees and to provide an additional incentive for them to promote the long-term growth and success of our business. We believe that providing our employees with a convenient method to invest in Pep Boys Stock will increase the equity stake of our employees and will benefit our shareholders by aligning more closely the interest of participating employees with those of our shareholders. Stockholder approval of the ESPP is necessary in order for the ESPP to meet the requirements of Section 423 of the Internal Revenue Code and to comply with the listing maintenance standards of the New York Stock Exchange.

The Board has unanimously approved, and recommends that the shareholders approve, the adoption of the ESPP.

The material terms of the ESPP are summarized below. This summary of the ESPP is not intended to be a complete description of the ESPP and is qualified in its entirety by the actual text of the ESPP, which is attached to this Proxy Statement as Exhibit A.

Material Features of the Employee Stock Purchase Plan

Purpose. The ESPP allows our employees and those employees of our participating subsidiaries to purchase shares of Pep Boys Stock at up to a fifteen percent (15%) discount through payroll deductions. The purpose of the ESPP is to provide participating employees with the opportunity to acquire an ownership interest in us. These ownership interests are designed to provide an incentive for participants to help increase our long-term growth and success and provide an opportunity to share in that success as we continue to shape the future of our business.

Administration. The ESPP will be administered by an administrative committee appointed by the Board, or the Benefits Committee. The Benefits Committee will have full authority to interpret and construe any provision of the ESPP, and to adopt such rules and regulations for administering the ESPP as it deems necessary. Currently, there are three members on the Benefits Committee. Benefits Committee members serve until they resign from such position or are removed by the Board of Directors. The Benefits Committee may delegate its ministerial duties to one or more subcommittees or to a third party administrator. All decisions by the Benefits Committee will be final and binding on all parties having an interest in the ESPP.

Shares Available for Issuance Under the ESPP. We have reserved 2,000,000 shares of Pep Boys Stock for issuance under the ESPP. The foregoing share limit is subject to adjustments in certain circumstances described below.

Adjustments. In connection with stock splits, reverse stock splits, stock dividends, spinoff, recapitalizations, combination of shares, exchange of shares and other events affecting Pep Boys Stock, the Benefits Committee will make equitable adjustments to the maximum number and class of securities issuable under the ESPP, the maximum number and class of securities purchasable per participant on any purchase date and the number and class of securities and the price per share in effect under each outstanding option, in order to prevent the dilution or enlargement of benefits thereunder.

Eligibility. All of our employees and employees of our subsidiary corporations who receive earnings considered wages under Internal Revenue Code Section 3401(a) and who have completed at least ninety (90) days of service (including any periods of service with any company we acquire) will be eligible to participate in the ESPP. Under the requirements of the Internal Revenue Code, an employee who owns, or holds outstanding options or other rights to purchase, five percent (5%) or more of the total combined voting power of all classes of our stock or any of our subsidiaries is not eligible to participate. For purposes of determining who is a five percent owner, attribution of ownership rules apply, and shares of stock subject to outstanding options are taken into account. None of our non-employee directors are eligible to participate in the ESPP. As of April 8, 2011, approximately 18,300 employees were eligible to participate in the ESPP, including our seven executive officers (which includes the five named executive officers identified in this Proxy Statement).

Offering Period. Under the ESPP, there will be a series of consecutive offering periods, the length of which will be determined by the Benefits Committee, but shall not exceed 27 months. Unless the Benefits Committee determines otherwise prior to the beginning of an offering period, each offering period will commence at three-month intervals on the first day of each January, April, July and October over the term of the ESPP and will last for three months, ending on the last day of March, June, September and December, as the case may be. If any of the designated dates is not a business day, the purchase date will be moved to the next business day. The Benefits Committee may establish shorter or longer offering periods as it deems appropriate, provided that no offering period will exceed twenty-seven months. Subject to shareholder approval of the ESPP at the Annual Meeting, the first offering period will begin on October 3, 2011.

Participation. Each eligible employee who elects to participate in an offering period will be granted an option to purchase shares of Pep Boys Stock on the first day of the offering period. The option will automatically be exercised on the last day of the offering period, which is the purchase date, based on the employee's accumulated contributions to the ESPP. The purchase price of each share of Pep Boys Stock under the ESPP will be equal to eighty-five percent (85%) of the fair market value per share of Pep Boys Stock on the purchase date. The Benefits Committee may change the purchase price prior to the beginning of an offering period, provided that the purchase price does not fall below eighty-five percent (85%) of the lower of the fair market value per share of Pep Boys Stock on the first day of the offering period or the fair market value per share of Pep Boys Stock on the purchase date. Participants will generally be permitted to allocate up to ten percent (10%) of their eligible compensation to purchase Pep Boys Stock under the ESPP. In order to participate in a particular offering period, an eligible employee must complete and file the appropriate forms prescribed by the Benefits Committee prior to the beginning of that offering period. An eligible employee who is actively participating in the ESPP will be automatically enrolled for the next offering period, unless the employee elects otherwise prior to the beginning of the next offering period determined by the Benefits Committee.

Payroll Deductions. The payroll deduction authorized by participant for purposes of acquiring shares of Pep Boys Stock may be any multiple of one percent (1%) of compensation paid to the participant during each offering period, up to a maximum of ten percent (10%). At any time during the offering period, the participant may reduce the rate of payroll deductions by filing the appropriate form with the Benefits Committee. A participant is limited to one such reduction per offering period. A participant may increase the rate of payroll deductions by filing the appropriate form with the Benefits Committee prior to the commencement of any new offering period.

Cessation of Participation. Participants may withdraw from the offering period at any time prior to the purchase date by filing the appropriate form with the Benefits Committee within the time period required by the Benefits Committee prior to the purchase date, and no further payroll deductions will be collected from the participant with respect to that offering period. A participant who elects to cease participation in the ESPP for a particular offering period may not rejoin that offering period at a later date. Participation ends automatically upon termination of employment or if the participant ceases to be an eligible employee for any reason (including death, disability or change in status).

Maximum Number of Purchasable Shares. The maximum number of shares of Pep Boys Stock that a participant may purchase on any one purchase date may not exceed 10,000 shares, subject to adjustment by the Benefits Committee prior to the beginning of the offering period and subject to share adjustments in connection with certain events as described above. In addition, no participant may purchase more than $25,000 worth of Pep Boys Stock under purchase rights granted under this ESPP or similar rights granted under any other employee stock purchase plan during each calendar year in which such rights are at any time outstanding. In the event that a participant is precluded from purchasing additional shares due to the $25,000 limit, no further payroll deductions will be collected with respect to that purchase date, and payroll deductions will automatically resume at the beginning of the next offering period in which participant can again participate. If the total number of shares purchasable pursuant to outstanding purchase rights on a particular date exceeds the number of shares available for issuance under the ESPP, the Benefits Committee will make a pro-rata allocation of available shares, and any excess payroll deductions in excess of the aggregate payable purchase price will be promptly refunded.

Transferability. Neither payroll deductions credited to a participant nor any rights with regard to the exercise of a purchase right under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the participant.

Change of Control. If we experience a Change of Control, as defined in the ESPP, while the ESPP is in effect, unless the Benefits Committee determines otherwise, all outstanding options under the ESPP will automatically be exercised immediately prior to the effective date of any Change of Control and the purchase price for each share of Pep Boys Stock under the ESPP on such purchase date will be equal to eighty-five percent (85%) of the fair market value of Pep Boys Stock immediately prior to the effective date of the Change of Control. If a Change of Control occurs, the limitation on the aggregate number of shares that a participant may purchase on any given purchase date will continue to apply.

Amendment. The Board of Directors may amend or terminate the ESPP at any time, with such amendment or termination to become effective immediately following the close of an offering period. However, the Board of Directors may not amend the ESPP without stockholder approval if such amendment increases the number of shares of Pep Boys Stock issuable under the ESPP except for permissible adjustments in the event of changes in our capitalization, if required to do so under Section 423 of the Internal Revenue Code, or if required to do so under applicable stock exchange requirements.

Termination. Unless sooner terminated by the Board of Directors, the ESPP will terminate upon the earlier of (i) the date all shares available for issuance under the ESPP have been issued or (ii) the date all options are exercised in connection with a Change of Control.

Benefits Under the ESPP. The benefits to be received by our executive officers and employees under the ESPP are not determinable because, under the terms of the ESPP, the amounts of future stock purchases are based upon elections made by eligible employees subject to the terms and limits of the ESPP. Directors who are not employees do not qualify as eligible employees and thus cannot participate in the ESPP. Future purchase prices are not determinable because they will be based upon the closing selling price of Pep Boys Stock. No shares of Pep Boys Stock have been issued with respect to the ESPP for which stockholder approval is being sought under this proposal.

On April 8, 2011, the closing price of a share of Pep Boys Stock on the New York Stock Exchange was $13.85.

Federal Income Tax Consequences

The following is a brief description of the U.S. federal income tax consequences generally arising with respect to options that may be awarded under the ESPP. The ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The ESPP is not intended to qualify under Section 401 of the Internal Revenue Code and is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended. This description of the federal income tax consequences of the ESPP is not a complete description. There may be different tax consequences under certain circumstances, and there may be federal gift and estate tax consequences and state, local and foreign tax consequences. All affected individuals should consult their own advisors regarding their own situation. This discussion is intended for the information of the shareholders considering how to vote at the annual meeting and not as tax guidance to individuals who will participate in the ESPP.

Under the Internal Revenue Code as currently in effect, a participant in the ESPP will not be deemed to have recognized income, nor will we be entitled to a deduction, upon the participant's purchase of Pep Boys Stock under the ESPP. Instead, a participant will recognize income when he or she sells or otherwise disposes of Pep Boys Stock or upon his or her death.

If a participant sells Pep Boys Stock purchased under the ESPP more than two years after the date on which the option to purchase Pep Boys Stock was granted and more than one year after the purchase of Pep Boys Stock (the holding period), a portion of the participant's gain will be ordinary income and a portion will be capital gain. The participant will be taxed at ordinary income tax rates on lesser of the excess of the fair market value of the shares at the time the option was granted over the purchase price or the excess of the fair market value of the shares at the time of disposition or death over the purchase price. The participant will have additional capital gain or loss equal to the difference, if any, between the proceeds of the sale and the participant's basis in Pep Boys Stock (the purchase price plus any ordinary income realized). The capital gain rate will depend on how long Pep Boys Stock is held by the participant. We will not be entitled to any tax deduction with respect to a sale by a participant after the holding period.

If a participant sells Pep Boys Stock before the expiration of the holding period, the participant generally will be taxed at ordinary income tax rates to the extent that the value of Pep Boys Stock on the purchase date exceeded the purchase price. We generally will be entitled to a corresponding deduction. The participant will have additional capital gain or loss on the difference between the proceeds of the sale and the participant's basis in Pep Boys Stock (the purchase price plus any ordinary income realized). The capital gain rate will depend on how long Pep Boys Stock is held by the participant.

EQUITY COMPENSATION PLAN INFORMATION

The following chart provides information regarding all of our equity compensation plans as of April 8, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,934,735	$6.24	1,377,152

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF OUR EMPLOYEE STOCK PURCHASE PLAN

(ITEM 6) SHAREHOLDER PROPOSAL REGARDING LOWERING THE THRESHOLD REQUIRED TO CALL A SPECIAL MEETING OF SHAREHOLDERS

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278 has notified us that he intends to introduce the following resolution at the meeting:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway and Motorola.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com. an independent investment research firm, rated our company "Moderate Concern" in Executive Pay - only 52% of executive pay was incentive based.

The Corporate Library said long-term executive incentives consisted solely of market-priced stock options that vest over time. Market-priced stock options are a risk for shareholders because they may give executives pay due to a rising market alone, regardless of individual executive performance. Performance-vesting restricted stock units for executives covered a three-year performance period (not a 5-years period) and were two-thirds based on return on invested capital, one of the same performance measures already used for our executive's annual plan.

Both Jane Scaccetti, chair of our Audit Committee, and John Sweetwood, chair of our Nomination Committee had no other major corporate directorship experience. Shan Atkins, chair of our Executive Pay committee, was on the Shoppers Drug Mart Corporation board, which was rated "High Concern" in Executive Pay by The Corporate Library.

Directors with experience at boards rated "D" by The Corporate Library included Irvin Reid at Mack-Cali Realty Corporation (CLI), Nick White at Dillard's, Inc. (DDS) and Robert Hotz at Universal Health Services (UBS). Finally, James Mitarotonda was a director at Griffon Corporation (GFF) rated "F."

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings - Yes on (Item 6).**

PEP BOYS' STATEMENT IN OPPOSITION TO THE FOREGOING SAHREHOLDER PROPOSAL

The Board of Directors recognizes its accountability to shareholders and supports the right of shareholders to call special meetings. However, the Board also recognizes that special shareholder meetings are significant undertakings that require considerable expense and management attention. Accordingly, our Bylaws permit the holders of 15% of the common stock to call special meetings. The Board believes that this 15% threshold provides an appropriate balance between ensuring the Board's accountability to a majority of shareholders and enabling the Board and management to operate the Company effectively.

Allowing 10% of the outstanding common stock to call a special meeting, as contemplated by the proposal, could allow a small minority of shareholders, who may not be focused on the long-term interests of all stockholders, to exert undue influence by causing the Company to hold one or more special meetings outside of the traditional annual meeting cycle, even if those shareholders are advocating an issue that is not supported by a majority of the Company's stockholders.

Moreover, the Board's governance practices and policies demonstrate its commitment to being accountable to the Company's investors.

- Declassified Board – All Directors Elected Annually
- Majority Voting in Uncontested Elections of Directors
- Separated Roles of Chairman of the Board and Chief Executive Officer
- No Shareholder Rights (Poison Pill) Plan

Accordingly, the Board of Directors believes that the proposal should be evaluated in the context of the Company's overall corporate governance.

For these reasons we believe that this proposal is unnecessary, that it would divert Company resources and deliver no benefit to shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL REGARDING LOWERING THE THRESHOLD REQUIRED TO CALL A SPECIAL MEETING OF SHAREHOLDERS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% holders to file initial reports of ownership and reports of changes in ownership of Pep Boys Stock. Based solely upon a review of copies of such reports, we believe that during fiscal 2010, our directors, executive officers and 10% Holders complied with all applicable Section 16(a) filing requirements.

COST OF SOLICITATION OF PROXIES

The expense of the solicitation of the proxies, including the cost of preparing and distributing material, the handling and tabulation of proxies received and charges of brokerage houses and other institutions in forwarding such documents to beneficial owners, will be paid by us. In addition to the mailing of the proxy materials, solicitations may be made in person or by telephone by our directors, officers or employees or independent parties engaged to solicit proxies.

PROPOSALS OF SHAREHOLDERS

All proposals which any shareholder wishes to present at the 2012 Annual Meeting and to have included in the Board of Directors' proxy materials relating to that meeting must be received no later than December 30, 2011. Such proposals should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Any shareholder proposal that does not comply with the applicable requirements of rule 14a-8 under the Securities Exchange Act of 1934 will not be included in the Board of directors' proxy materials for the 2012 Annual Meeting.

Our bylaws provide an alternative procedure for submitting shareholder proposals. While a shareholder proposal submitted in accordance with the following procedures may be presented at a meeting, such proposal is not required to be included in any Board of Directors' proxy materials relating to that meeting. In order to present an item of business at a shareholders' meeting, a shareholder's notice must be received by us not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received by us within ten days of the date of such public announcement will be considered timely. The shareholder's notice should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

The shareholder's notice shall set forth all of the following information:

- the name and address of the shareholder;
- a representation that the shareholder intends to appear in person or by proxy at the meeting; and
- a general description of each item of business proposed to be brought before the meeting.

The presiding officer of the meeting may refuse to consider any business attempted to be brought before any shareholder meeting that does not comply with these procedures.

ANNUAL REPORT ON FORM 10-K

WE WILL PROVIDE, FREE OF CHARGE, UPON THE WRITTEN REQUEST OF ANY PERSON SOLICITED BY THE PROXY STATEMENT, A COPY OF OUR ANNUAL REPORT ON FORM 10-K (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR OUR MOST RECENT FISCAL YEAR. SUCH WRITTEN REQUEST SHOULD BE DIRECTED TO:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Exhibit A

THE PEP BOYS – MANNY, MOE & JACK

EMPLOYEE STOCK PURCHASE PLAN

1. PURPOSE OF THE PLAN

This Plan is intended to promote the interests of the Company, by providing Eligible Employees with the opportunity to acquire a proprietary interest in the Company through participation in an employee stock purchase plan designed to qualify under Code section 423. The Plan is not intended and shall not be construed as constituting an "employee benefit plan" within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. Capitalized terms herein shall have the meanings assigned to such terms in Article 2.

2. DEFINITIONS

(a) *"1933 Act"* shall mean the Securities Act of 1933, as amended.

(b) *"Board"* shall mean the Company's Board of Directors.

(c) *"Change of Control"* shall be deemed to have occurred if:

(i) individuals who, on the date hereof, constitute the Board of Directors (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the date hereof, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board of Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board of Directors shall be deemed to be an Incumbent Director.

(ii) any "Person" (as such term is defined in section 3(a)(9) of the Exchange Act and as used in sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board of Directors (the "Voting Securities"); provided, however, that the event described in this subsection (ii) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions: (A) by the Company or any subsidiary of the Company in which the Company owns more than 50% of the combined voting power of such entity (a "Subsidiary"), (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, (C) by any underwriter temporarily holding the Company's Voting Securities pursuant to an offering of such Voting Securities, or (D) pursuant to a Non-qualifying Transaction (as defined in subsection (iii));

(iii) a merger, consolidation, statutory share exchange or similar form of corporate transaction is consummated involving the Company or any of its Subsidiaries that requires the approval of the Company's shareholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by the Company's Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Company's Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Company's Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 20% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board of Directors' approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

(iv) a sale of all or substantially all of the Company's assets is consummated.

Notwithstanding the foregoing, a Change of Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the Company's Voting Securities as a result of the acquisition of the Company's Voting Securities by the Company which reduces the number of the Company's Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change of Control of the Company shall then occur.

(d) *"Code"* shall mean the Internal Revenue Code of 1986, as amended.

(e) *"Common Stock"* shall mean the common stock of the Company.

(f) *"Company"* shall mean The Pep Boys – Manny, Moe & Jack.

(g) *"Company Affiliate"* shall mean any parent or subsidiary corporation of the Company (as determined in accordance with Code section 424), whether now existing or subsequently established.

(h) *"Cash Compensation"* shall mean (i) the regular base salary paid to a Participant by one or more Participating Employers during the Participant's period of participation in one or more Offering Periods under the Plan plus (ii) any overtime payments, bonuses, commissions, profit-sharing distributions and other cash incentive-type payments received during such period. Such Cash Compensation shall be calculated before deduction of (A) any income or employment tax withholdings or (B) any contributions made by the Participant to any Code section 401(k) salary deferral plan, any Code section 125 cafeteria benefit program or any Code section 132(f)(4) transportation fringe benefit program now or hereafter established by the Company or any Company Affiliate. However, Cash Compensation shall not include any contributions made by the Company or any Company Affiliate on the Participant's behalf to any employee benefit or welfare plan now or hereafter established (other than Code section 401(k), Code section 125, or Code section 132(f)(4) contributions deducted from such Cash Compensation).

(i) *"Effective Date"* shall mean July 1, 2011.

(j) *"Eligible Employee"* shall mean any person who is employed by a Participating Employer: (i) on a basis under which he or she receives earnings that are considered wages under Code section 3401(a) and (ii) who has completed at least ninety (90) days of service with the Participating Employer (including any periods of service with any predecessor business unit acquired by the Participating Employer (whether by asset purchase, stock purchase, merger or otherwise)).

(k) *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended.

(l) *"Fair Market Value"* per share of Common Stock on any relevant date shall be the closing price per share of Common Stock at the close of regular trading house (i.e., before after-hours trading begins) on the date in question on the Stock Exchange serving as the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such Stock Exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(m) *"Offering Period"* shall mean the period during which shares of Common Stock shall be offered for purchase under the Plan as described in Section 5.

(n) *"Participant"* shall mean any Eligible Employee of a Participating Employer who is actively participating in the Plan.

(o) *"Participating Employer"* shall mean the Company and each of its Company Affiliates as of the Effective Date. Each corporation that becomes a Company Affiliate after the Effective Date shall automatically become a Participating Employer effective as of the start date of the first Offering Period coincident or next following the date on which it becomes such Company Affiliate, unless the Plan Administrator determines otherwise prior to the start date of such Offering Period. Any corporation that ceases as a Company Affiliate after the Effective Date shall automatically cease as a Participating Employer on the date it no longer qualifies as a Company Affiliate.

(p) *"Plan"* shall mean The Pep Boys – Manny, Moe & Jack Employee Stock Purchase Plan, as set forth in this document, and as amended from time to time.

(q) *"Plan Administrator"* shall mean the Benefits Committee or such other committee as the Board subsequently appoints for purposes of administering the Plan.

(r) *"Purchase Date"* shall mean the last business day of each Offering Period.

(s) *"Stock Exchange"* shall mean the New York Stock Exchange or such successor national securities exchange that serves as the primary market for the Common Stock.

3. ADMINISTRATION OF THE PLAN

The Plan Administrator shall have full authority to interpret and construe any provision of the Plan and to adopt such rules and regulations for administering the Plan as it may deem necessary in order to comply with the requirements of Code section 423. Decisions of the Plan Administrator shall be final and binding on all parties having an interest in the Plan. As a condition of participating in the Plan, all Participants must acknowledge, in writing or by completing the enrollment forms to participate in the Plan, that all decisions and determinations of the Plan Administrator shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest under the Plan on behalf of the Participant. The Plan Administrator may delegate its ministerial duties to one or more subcommittees or to a third party administrator, as it deems appropriate.

4. STOCK SUBJECT TO PLAN

(a) *Number of Shares.* Subject to adjustment as described below, the aggregate number of shares of Common Stock that may be issued or transferred under the Plan is 2,000,000 shares. The stock purchasable under the Plan shall be shares of authorized but unissued or reacquired shares of Common Stock, including shares of Common Stock purchased on the open market.

(b) *Adjustment.* If there is any change in the number or kind of shares of Common Stock by reason of any stock split or reverse stock split, stock dividend, spinoff, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, then equitable adjustments shall be made by the Plan Administrator to (i) the maximum number and class of securities issuable under the Plan, (ii) the maximum number and class of securities purchasable per Participant on any Purchase Date, and (iii) the number and class of securities and the price per share in effect under each outstanding purchase right, in order to prevent the dilution or enlargement of benefits thereunder. The adjustments shall be made in such manner as the Plan Administrator deems appropriate and such adjustments shall be final, binding and conclusive.

5. OFFERING PERIODS

(a) *Limitations.* Shares of Common Stock shall be offered for purchase under the Plan through a series of consecutive Offering Periods until such time as the Plan terminates as set forth in Section 10(b).

(b) *Duration of Offering Period.* Each Offering Period shall be of such duration (not to exceed twenty-seven months) as shall be determined by the Plan Administrator prior to the beginning of such Offering Period. Unless the Plan Administrator determines otherwise before the beginning of the Offering Period, Offering Periods shall commence at three-month intervals on the first day of each January, April, July and October (or the next business day, if such date is not a business day) over the term of the Plan, and each Offering Period shall last for three months, ending on the last day of March, June, September and December, as the case may be (or the next business day, if such date is not a business day). Accordingly, four separate Offering Periods shall commence in each calendar year during which the Plan remains in existence, unless the Plan Administrator determines otherwise. The first Offering Period under the Plan shall commence on October 3, 2011.

(c) *Plan Administrator Discretion.* Notwithstanding the foregoing, the Plan Administrator may establish shorter or longer Offering Periods, before the beginning of the applicable Offering Period, as the Plan Administrator deems appropriate.

6. ELIGIBILITY

(a) *Commencement of Participation.* Each individual who is an Eligible Employee on the start date of any Offering Period under the Plan may enter that Offering Period on such start date.

(b) *Limitation on Participation.* Under no circumstances shall purchase rights be granted under the Plan to any Eligible Employee if such individual would, immediately after the grant, own (within the meaning of Code section 424(d)) or hold outstanding options or other rights to purchase, stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or any Company Affiliate.

(c) *Enrollment Forms.* In order to participate in the Plan for a particular Offering Period, an Eligible Employee must complete the enrollment forms prescribed by the Plan Administrator (including a stock purchase agreement and a payroll deduction authorization) and file such forms with the Plan Administrator (or its designee) at such time prior to the beginning of that Offering Period, as determined by the Plan Administrator. An Eligible Employee who is actively participating in the Plan shall automatically be enrolled as a Participant for the next Offering Period, unless the Eligible Employee elects otherwise by filing the appropriate form with the Plan Administrator (or its designee) at such time prior to the beginning of the next Offering Period as determined by the Plan Administrator.

7. PAYROLL DEDUCTIONS

(a) *Elections.* The payroll deduction authorized by the Participant for purposes of acquiring shares of Common Stock during an Offering Period may be any multiple of one percent (1%) of the Cash Compensation paid to the Participant during each Offering Period, up to a maximum of ten percent (10%) of Cash Compensation, unless the Plan Administrator determines otherwise. The deduction rate so authorized shall continue in effect throughout the Offering Period, except to the extent such rate is changed in accordance with the following guidelines:

(i) The Participant may, at any time during the Offering Period, reduce his or her rate of payroll deduction to become effective as soon as administratively possible after filing the appropriate form with the Plan Administrator. The Participant may not, however, effect more than one such reduction per Offering Period.

(ii) Prior to the commencement of any new Offering Period, a Participant may increase the rate of his or her payroll deduction by filing the appropriate form with the Plan Administrator. The new rate (which may not exceed the ten percent (10%) of Cash Compensation maximum, unless the Plan Administrator determines otherwise) shall become effective on the start date of the first Offering Period following the filing of such form.

(b) *Commencement.* Payroll deductions shall begin on the first pay day as of which commencement is administratively feasible following the beginning of the Offering Period and shall (unless sooner terminated by the Participant) continue through the pay day ending with or immediately prior to the last day of that Offering Period. The amounts so collected shall be credited to a book account established on the Company's records for the Participant. No interest shall accrue on the balance from time to time outstanding in such account. The amounts collected from the Participant shall not be required to be held in any segregated account or trust fund and may be commingled with the general assets of the Company and used for general corporate purposes.

(c) *Cessation of Payroll Deductions.* Payroll deductions shall automatically cease upon the termination of the Participant's purchase right in accordance with the provisions of the Plan.

(d) *No Requirement to Purchase.* The Participant's acquisition of Common Stock under the Plan on any Purchase Date shall neither limit nor require the Participant's acquisition of Common Stock on any subsequent Purchase Date, whether within the same or a different Offering Period.

8. PURCHASE RIGHTS

(a) *Grant of Purchase Rights.* A Participant shall be granted a separate purchase right for each Offering Period in which he or she is enrolled. The purchase right shall be granted on the start date of the Offering Period and shall provide the Participant with the right to purchase shares of Common Stock, upon the terms set forth below. The Participant shall execute a stock purchase agreement embodying such terms and such other provisions (not inconsistent with the Plan) as the Plan Administrator may deem advisable.

(b) *Exercise of the Purchase Right.* Each purchase right shall be automatically exercised on the Purchase Date for the Offering Period, and shares of Common Stock shall accordingly be purchased on behalf of each Participant on the Purchase Date. The purchase shall be effected by applying the Participant's payroll deductions for the Offering Period to the purchase of whole shares of Common Stock at the purchase price in effect for the Participant for that Purchase Date.

(c) *Purchase Price.* Unless the Plan Administrator determines otherwise prior to the beginning of the Offering Period, the purchase price per share at which Common Stock will be purchased on the Participant's behalf on each Purchase Date shall be equal to eighty-five percent (85%) of the Fair Market Value per share of Common Stock on the Purchase Date. The Plan Administrator may change the purchase price prior to the beginning of an Offering Period, provided that the purchase price may not be less than eighty-five percent (85%) of the lower of (i) the Fair Market Value per share of Common Stock on the start date of the Offering Period or (ii) the Fair Market Value per share of Common Stock on the Purchase Date.

(d) *Number of Purchasable Shares.* The number of shares of Common Stock purchasable by a Participant on each Purchase Date shall be the number of whole shares obtained by dividing the amount collected from the Participant through payroll deductions during the Offering Period by the purchase price in effect for the Participant for that Purchase Date. However, the maximum number of shares of Common Stock that may be purchased by a Participant on any one Purchase Date shall not exceed 10,000 shares, subject to adjustment as described in Section 4(b) and the accrual limitation under Article 9 below. The Plan Administrator shall have the discretionary authority, exercisable prior to the start of any Offering Period, to increase or decrease the limitations to be in effect for the number of shares that may be purchased by a Participant on each Purchase Date, subject to the accrual limitation under Article 9 below.

(e) *Excess Payroll Deductions.* Any payroll deductions that are not applied to the purchase of shares of Common Stock on any Purchase Date because they are not sufficient to purchase a whole share of Common Stock shall be held for the purchase of Common Stock on the next Purchase Date. However, any payroll deductions not applied to the purchase of Common Stock by reason of the limitation on the maximum number of shares purchasable per Participant shall be promptly refunded.

(f) *Suspension of Payroll Deductions.* In the event that a Participant is, by reason of the accrual limitations in Article 9, precluded from purchasing additional shares of Common Stock on a Purchase Date, then no further payroll deductions shall be collected from such Participant with respect to that Purchase Date. Payroll deductions shall automatically resume on behalf of the Participant at the beginning of the first Offering Period in which the Participant can again participate, unless terminated by the Participant as provided in Section 8(g) below.

(g) *Withdrawal from Offering Period.* The following provisions shall govern the Participant's withdrawal from an Offering Period:

(i) A Participant may withdraw from the Offering Period in which he or she is enrolled at any time prior to the Purchase Date (or by such other date as the Plan Administrator determines) by filing the appropriate form with the Plan Administrator (or its designee) within the time period required by the Plan Administrator prior to the Purchase Date (or such other date as the Plan Administrator determines), and no further payroll deductions shall be collected from the Participant with respect to that Offering Period. Any payroll deductions collected during the Offering Period in which such withdrawal occurs shall, at the Participant's election, be promptly refunded or held for the purchase of shares on the Purchase Date. If no such election is made at the time of such withdrawal, then the payroll deductions collected from the Participant during the Offering Period in which such withdrawal occurs shall be promptly refunded.

(ii) The Participant's withdrawal from an Offering Period shall be irrevocable, and the Participant may not subsequently rejoin that Offering Period at a later date. In order to resume participation in any subsequent Offering Period, the individual must re-enroll in the Plan (by making a timely filing of the prescribed enrollment forms) on or before the beginning of that Offering Period.

(h) *Termination of Purchase Right.* The following provisions shall govern the termination of outstanding purchase rights:

(i) If a Participant ceases to be an Eligible Employee for any reason (including death, disability or change in status) while his or her purchase right remains outstanding, the Participant's purchase right shall immediately terminate, and all of the Participant's payroll deductions for the Offering Period in which the purchase right so terminates shall be promptly refunded to the Participant.

(ii) If a Participant ceases to remain in active service by reason of an approved unpaid leave of absence, then the Participant shall have the right, exercisable at any time prior to the Purchase Date (or by such other date as the Plan Administrator determines), to (A) withdraw all the payroll deductions collected to date on his or her behalf for that Offering Period or (B) have such funds held for the purchase of shares on his or her behalf on the Purchase Date. In no event, however, shall any further payroll deductions be collected on the Participant's behalf during such leave. Upon the Participant's return to active service (x) within three (3) months following the commencement of such leave or (y) prior to the expiration of any longer period for which such Participant is provided with reemployment rights by statute or contract, his or her payroll deductions under the Plan shall automatically resume at the rate in effect at the time the leave began, unless the Participant withdraws from the Plan prior to his or her return. An individual who returns to active employment following a leave of absence which exceeds in duration the applicable (x) or (y) time period will be treated as a new Eligible Employee for purposes of subsequent participation in the Plan and must accordingly re-enroll in the Plan (by making a timely filing of the prescribed enrollment forms) on or before his or her scheduled start date into the applicable Offering Period.

(i) *Change of Control.* Unless the Plan Administrator determines otherwise prior to the beginning of the Offering Period, immediately prior to the effective date of any Change of Control, each outstanding purchase right shall automatically be exercised by applying the payroll deductions of each Participant for the Offering Period in which the Change of Control occurs to the purchase of whole shares of Common Stock at a purchase price per share equal to (unless the Plan Administrator determines otherwise prior to the beginning of the particular Offering Period) 85% of the Fair Market Value per share of Common Stock immediately prior to the effective date of the Change of Control. The applicable limitation on the number of shares of Common Stock purchasable per Participant shall continue to apply to any such purchase. The Company shall use its reasonable efforts to provide at least ten days' prior written notice of the occurrence of any Change of Control, and Participants shall, following the receipt of such notice, have the right to terminate their outstanding purchase rights prior to the effective date of the Change of Control.

(j) *Proration of Purchase Rights.* If the total number of shares of Common Stock to be purchased pursuant to outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the Plan, the Plan Administrator shall make a pro-rata allocation of the available shares on a uniform and nondiscriminatory basis, and the payroll deductions of each Participant, to the extent in excess of the aggregate purchase price payable for the Common Stock pro-rated to such Participant, shall be promptly refunded.

(k) *Assignability.* A purchase right shall be exercisable only by the Participant and shall not be assignable or transferable by the Participant.

(l) *Stockholder Rights.* A Participant shall have no stockholder rights with respect to the shares subject to his or her outstanding purchase right until the shares are purchased on the Participant's behalf in accordance with the provisions of the Plan and the Participant has become a holder of record of the purchased shares.

(m) *ESPP Brokerage Account.* The shares of Common Stock purchased on behalf of each Participant shall be deposited directly into a brokerage account which the Company shall establish for the Participant at a Company-designated brokerage firm. The account will be known as the ESPP Brokerage Account. Unless the Plan Administrator determines otherwise, the following policies and procedures shall be in place for any shares deposited into the Participant's ESPP Brokerage Account until those shares have been held for the requisite period necessary to avoid a disqualifying disposition under U.S. federal tax laws:

(i) Unless the shares are sold, the shares must be held in the ESPP Brokerage Account until the later of the following two periods: (x) the end of the two-year period measured from the start date of the Offering Period in which the shares were purchased and (y) the end of the one-year period measured from the actual Purchase Date of those shares.

(ii) Unless the shares are sold, the deposited shares shall not be transferable (either electronically or in certificate form) from the ESPP Brokerage Account until the required holding period for those shares is satisfied. Such limitation shall apply both to transfers to different accounts with the same ESPP broker and to transfers to other brokerage firms. After the required holding period, the shares may be transferred (either electronically or in certificate form) to other accounts or to other brokerage firms.

(iii) The foregoing procedures shall not in any way limit when the Participant may sell his or her shares. These procedures are designed solely to assure that any sale of shares prior to the satisfaction of the required holding period is made through the ESPP Brokerage Account. In addition, the Participant may request a stock certificate or share transfer from his or her ESPP Brokerage Account prior to the satisfaction of the required holding period should the Participant wish to make a gift of any shares held in that account. However, shares may not be transferred (either electronically or in certificate form) from the ESPP Brokerage Account for use as collateral for a loan, unless those shares have been held for the required holding period.

(iv) The foregoing procedures shall apply to all shares purchased by the Participant under the Plan, whether or not the Participant continues in employee status.

9 ACCRUAL LIMITATIONS

(a) *Dollar Limitation.* Notwithstanding anything in the Plan to the contrary, no Participant shall be entitled to accrue rights to acquire Common Stock pursuant to any purchase right outstanding under this Plan if and to the extent that such accrual, when aggregated with (i) rights to purchase Common Stock accrued under any other purchase right granted under this Plan and (ii) similar rights accrued under other employee stock purchase plans (within the meaning of Code section 423) of the Company or any Company Affiliate, would otherwise permit the Participant to purchase more than twenty-five thousand dollars ($25,000) worth of stock of the Company or any Company Affiliate (determined on the basis of the Fair Market Value per share on the date or dates such rights are granted) for each calendar year in which such rights are at any time outstanding.

(b) *Application of Dollar Limitation.* For purposes of applying such accrual limitations to the purchase rights granted under the Plan, the following provisions shall apply:

(i) The right to acquire Common Stock under each outstanding purchase right shall accrue on each Purchase Date on which such right remains outstanding.

(ii) No right to acquire Common Stock under any outstanding purchase right shall accrue to the extent the Participant has already accrued in the same calendar year the right to acquire Common Stock under one or more other purchase rights at a rate equal to twenty-five thousand dollars ($25,000) worth of Common Stock (determined on the basis of the Fair Market Value per share on the date or dates of grant) for each calendar year in which such rights were at any time outstanding.

(iii) If a purchase right is outstanding in more than one calendar year, then Common Stock purchased pursuant to the exercise of such purchase right shall be applied first, to the extent allowable under this Article, against the $25,000 limitation for the earliest year in which the purchase right was outstanding, then against the $25,000 limitation for each succeeding year, in order.

(c) *Refund.* If by reason of such accrual limitations, any purchase right of a Participant does not accrue for a particular Offering Period, then the payroll deductions that the Participant made during that Offering Period with respect to such purchase right shall be promptly refunded.

(d) *Conflict.* In the event there is any conflict between the provisions of this Article and one or more provisions of the Plan or any instrument issued thereunder, the provisions of this Article shall be controlling.

10. EFFECTIVE DATE AND TERM OF THE PLAN

(a) *Effective Date.* The Plan was adopted by the Board on March 29, 2011, and shall become effective at the Effective Date, provided that no purchase rights granted under the Plan shall be exercised, and no shares of Common Stock shall be purchased hereunder, until (i) the Plan shall have been approved by the shareholders of the Company and (ii) the Company shall have complied with all applicable requirements of the 1933 Act (including the registration of the shares of Common Stock issuable under the Plan on a Form S-8 registration statement filed with the Securities and Exchange Commission), all applicable listing requirements of any Stock Exchange on which the Common Stock is listed for trading and all other applicable requirements established by law or regulation have been met. In the event such stockholder approval is not obtained at the 2011 Annual Shareholders Meeting, or such compliance is not effected, the Plan shall terminate and have no further force or effect.

(b) *Term.* Unless sooner terminated by the Board, the Plan shall terminate upon the first to occur of (i) the date on which all shares available for issuance under the Plan shall have been sold pursuant to purchase rights exercised under the Plan or (ii) the date on which all purchase rights are exercised in connection with a Change of

Control. No further purchase rights shall be granted or exercised, and no further payroll deductions shall be collected, under the Plan following such termination.

11. AMENDMENT AND TERMINATION

(a) *Amendment; Termination.* The Board may alter, amend, suspend or terminate the Plan at any time, to become effective immediately following the close of any Offering Period. In the event of Plan termination, any outstanding payroll deductions that are not used to purchase Common Stock on a Purchase Date pursuant to the Plan shall be promptly refunded to such Participants.

(b) *Stockholder Approval.* In no event may the Board effect any of the following amendments or revisions to the Plan without the approval of the Company's shareholders: (i) increase the number of shares of Common Stock issuable under the Plan, except for permissible adjustments in the event of certain changes in the Company's capitalization, (ii) if required to do so under Code section 423 or (iii) if required to do so under applicable Stock Exchange requirements.

12. GENERAL PROVISIONS

(a) *Death.* In the event of the death of a Participant, the Company shall deliver any shares of Common Stock, cash or both shares of Common Stock and cash held for the benefit of Participant to the executor or administrator of the estate of the Participant.

(b) *Expenses.* All costs and expenses incurred in the administration of the Plan shall be paid by the Company; however, each Plan Participant shall bear all costs and expenses incurred by such individual in the sale or other disposition of any shares purchased under the Plan.

(c) *No Right of Employment.* Nothing in the Plan shall confer upon the Participant any right to continue in the employ of the Company or any Company Affiliate for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Company Affiliate employing such person) or of the Participant, which rights are hereby expressly reserved by each, to terminate such person's employment at any time for any reason, with or without cause.

(d) *Withholding.* If and to the extent that any stock purchases or sales under this Plan are subject to federal, state or local taxes, the Company is authorized to withhold all applicable taxes from shares issuable under the Plan or from other compensation payable to the Participant.

(e) *Transferability.* Neither payroll deductions credited to a Participant nor any rights with regard to the exercise a purchase right under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 8(g).

(f) *Voting.* The Participant shall have no voting rights in shares that he or she may purchase pursuant to the Plan until such shares of Common Stock have actually be purchased by the Participant.

(g) *Governing Law.* The validity, construction, interpretation and effect of the Plan shall be governed and construed by and determined in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the conflict of laws provisions thereof.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 29, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-3381

The Pep Boys—Manny, Moe & Jack

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-0962915**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
3111 West Allegheny Avenue, Philadelphia, PA	**19132**
(Address of principal executive office)	(Zip code)

215-430-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

As of the close of business on July 31, 2010 the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $446,917,000.

As of April 1, 2011, there were 52,633,029 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Company's fiscal year, for the Company's 2011 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1 BUSINESS

GENERAL

The Pep Boys—Manny, Moe & Jack and subsidiaries ("the Company") began operations in 1921 and is the only national chain offering automotive service, tires, parts and accessories. This positioning allows us to streamline the distribution channel and pass the savings on to our customer facilitating our vision to be the automotive solutions provider of choice for the value-oriented customer. Our primary operating unit is our Supercenter format (averaging 20,600 sq.ft.), which serves both "do-it-for-me" ("DIFM", which includes service labor, installed merchandise and tires) and retail (which includes "do-it-yourself", or "DIY", and commercial) customers with the highest quality service offerings and merchandise. Most of our Supercenters have a commercial sales program that provides commercial credit and prompt delivery of tires, parts and other products to local, regional and national repair shops and dealers. In 2009, as part of our long-term strategy to lead with automotive service, we began complementing our existing Supercenter store base with Service & Tire Centers (averaging 5,800 sq.ft.). The Service & Tire Centers are designed to capture market share and leverage our existing Supercenters and support infrastructure. In 2010, we introduced new, smaller format (14,000 sq.ft.) Supercenters. The new, smaller Supercenters are designed to provide our customers with our complete offering of automotive service, tires, parts and accessories in a more efficient and cost-effective footprint. In total, as of January 29, 2011, the Company operated approximately 11,930,000 of gross square feet of retail space, including service bays.

In fiscal 2010, we opened 28 new Service & Tire Centers and seven new Supercenters. We are targeting a total of 50 new Service & Tire Centers and five Supercenters in fiscal 2011, and 75 new Service & Tire Centers and ten Supercenters in fiscal 2012. We expect to lease new Service & Tire Center and Supercenter locations, as we believe that there are sufficient existing available locations in the marketplace with attractive lease terms to enable our expansion.

The following table sets forth the percentage of total revenues from continuing operations contributed by each class of similar products or services for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein:

	Year ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Parts and accessories	63.5%	63.9%	65.1%
Tires	16.9	16.4	16.3
Total merchandise sales	80.4	80.3	81.4
Service labor	19.6	19.7	18.6
Total revenues	100.0%	100.0%	100.0%

As of January 29, 2011, the Company operated its stores in 35 states and Puerto Rico. The following table indicates, by state, the number of stores the Company had in operation at the end of each of the last four fiscal years, and the number of stores opened and closed by the Company during each of the last three fiscal years:

NUMBER OF STORES AT END OF FISCAL YEARS 2007 THROUGH 2010

State	2010 Year End	Opened	Closed	2009 Year End	Opened	Closed	2008 Year End	Opened	Closed	2007 Year End
Alabama	1	—	—	1	—	—	1	—	—	1
Arizona	22	—	—	22	—	—	22	—	—	22
Arkansas	1	—	—	1	—	—	1	—	—	1
California	129	6	1	124	6	—	118	—	—	118
Colorado	7	—	—	7	—	—	7	—	—	7
Connecticut	7	—	—	7	—	—	7	—	—	7
Delaware	7	—	—	7	1	—	6	—	—	6
Florida	60	7	—	53	10	—	43	—	—	43
Georgia	25	3	—	22	—	—	22	—	—	22
Illinois	29	4	—	25	3	—	22	—	—	22
Indiana	7	—	—	7	—	—	7	—	—	7
Kentucky	4	—	—	4	—	—	4	—	—	4
Louisiana	8	—	—	8	—	—	8	—	—	8
Maine	1	—	—	1	—	—	1	—	—	1
Maryland	19	1	—	18	—	—	18	—	—	18
Massachusetts	7	1	—	6	—	—	6	—	—	6
Michigan	5	—	—	5	—	—	5	—	—	5
Minnesota	3	—	—	3	—	—	3	—	—	3
Missouri	1	—	—	1	—	—	1	—	—	1
Nevada	12	—	—	12	—	—	12	—	—	12
New Hampshire	4	—	—	4	—	—	4	—	—	4
New Jersey	32	1	—	31	2	—	29	—	—	29
New Mexico	8	—	—	8	—	—	8	—	—	8
New York	31	2	—	29	—	—	29	—	—	29
North Carolina	8	—	—	8	—	—	8	—	—	8
Ohio	12	2	—	10	—	—	10	—	—	10
Oklahoma	5	—	—	5	—	—	5	—	—	5
Pennsylvania	51	6	—	45	3	—	42	—	—	42
Puerto Rico	27	—	—	27	—	—	27	—	—	27
Rhode Island	2	—	—	2	—	—	2	—	—	2
South Carolina	6	—	—	6	—	—	6	—	—	6
Tennessee	7	—	—	7	—	—	7	—	—	7
Texas	49	2	—	47	—	—	47	—	—	47
Utah	6	—	—	6	—	—	6	—	—	6
Virginia	16	—	—	16	—	—	16	—	—	16
Washington	2	—	—	2	—	—	2	—	—	2
Total	621	35	1[1]	587	25	—	562	—	—	562

[1] During fiscal 2010 the lease at one of our nine Pep Express locations expired and was not renewed.

INDUSTRY OVERVIEW

The automotive aftermarket retail and service industry is in the mature stage of its life cycle and while the retail space is dominated by a small number of companies with large market shares, the automotive service business is highly fragmented. Over the past decade, consumers have moved away from DIY and toward DIFM due to increasing vehicle complexity and electronic content, and decreasing availability of diagnostic equipment and know-how. In addition, while this needs-based industry has a dedicated DIY customer base, the number of consumers who would prefer to have a professional fix their vehicle fluctuates with economic cycles. The drop in disposable income during the most recent recession forced some former DIFM consumers to work on their own vehicles. Weak labor and credit markets, depressed new vehicles sales and the increasing average length of vehicle ownership compounded this trend. The broader economic recovery is expected to increase disposable income, which will likely result in the reversal of this recent trend.

We expect the shift away from DIY and toward DIFM to increase as the economy recovers, and continue for the foreseeable future. In anticipation of the change in consumer behavior we have adopted a long-term strategy of leading with our automotive service offerings and aggressively expanding our commercial business, while maintaining our DIY customer base through our innovative marketing programs in order to capitalize on the forecasted long-term growth of the DIFM industry and decline of the DIY business.

BUSINESS STRATEGY

Our vision for Pep Boys is to take our industry-leading position in automotive services and accessories and to be the automotive solutions provider of choice for the value-oriented customer. Our brand positioning—"*PEP BOYS DOES EVERYTHING. FOR LESS*" is designed to convey to customers the breadth of the automotive services and merchandise that we offer and our value proposition. The four strategies to achieve our vision are to: (i) Earn the trust of our customers every day, (ii) Lead with our service business and grow through our Service & Tire Centers, (iii) Establish a differentiated DIY experience by leveraging our Automotive Superstore and (iv) Leverage our Automotive Superstore to provide the most complete offering for our commercial customers.

Earn the TRUST of our Customers every day. We do this by delivering a customer experience that is based on Speed, Expertise, Respect and Value. We start with our associates and our goal to be the preferred employer in our industry by focusing on associate hiring practices, training and development, and rewarding associate performance through performance-based compensation plans. In our stores, we strive to continuously improve the customer experience by providing better looking and easier to shop stores and more consistent execution of our simplified and streamlined operations. We have developed a specific tailored marketing plan for each of our markets to maximize our reach and efficiencies. These marketing programs focus on TV and radio promotions scheduled around traditional shopping holidays that focus on the most frequently needed services. These promotions are supplemented by extensive direct marketing and grass-roots campaigns and occasional print campaigns. We have a rewards program that benefits customers whether they choose to do it themselves or have us do it for them and helps to drive customer count increases and repeat business through discounted towing, free services and rewards points for purchases.

Lead with our Service business and grow through our Service & Tire Centers. We do this by being a full service—tire, maintenance and repair—shop that *DOES EVERYTHING. FOR LESS*. Our full service capabilities, ASE (Automotive Service Excellence) certified technicians and continuous investment in training and equipment allow customers to rely on us for all of their automotive service and maintenance needs. We can provide these services at highly-competitive prices because our size and business model allow us to buy quality parts at lower prices and pass those savings onto our customers. We believe that offering a broad assortment of private label and branded tires at competitive prices provides a competitive advantage to the Company since DIY competitors do not sell tires and related services. In order to further leverage our tire business, we are in the process of introducing a new interactive web application which allows customers to shop for the tire that best fits their needs and simultaneously schedule installation services at one of our stores.

Our store growth plans are centered on a "hub and spoke" model, which calls for adding smaller neighborhood Service & Tire Centers to our existing Supercenter store base in order to further leverage our existing inventories, distribution network, operations infrastructure and advertising spend. We opened 35 new stores in 2010—28 Service & Tire Centers and seven Supercenters. Our plans call for 55 new locations in 2011, followed by 85 in 2012. The typical Service & Tire Center is full service with approximately six service bays and $1.0 million in expected annual sales. Our Service & Tire Centers offer customer convenience, allowing us to be close to our customers' home or work and generally serve a higher demographic customer than our Supercenters. To further leverage our store investment, we are focused on expanding our vehicle fleet business by communicating our value offering to local and national fleet accounts through targeted marketing, improving store execution and expanding our dedicated fleet resources.

Establish a differentiated Retail experience by leveraging our Automotive Superstore. The size of our stores allows us to provide the highest level of replacement parts coverage and the broadest range of maintenance, performance and appearance products and accessories in the industry. We are able to leverage our Superhub stores, which have a larger assortment of product than our normal Supercenter, to satisfy customer needs for slow-moving product by delivering this product to requesting Supercenters on demand. As part of our commitment to carry the best assortment of automotive aftermarket merchandise, we make assortment decisions by examining every merchandise category using market and demographic data to assure we have the best product in the right place. This category management process ensures our assortment includes the appropriate coverage for service, DIY and commercial consumers as well as allowing us to make good, sound decisions about price, product and promotions.

Leverage our Automotive Superstore to provide the most complete offering for our Commercial customers. To further leverage our inventory and automotive aftermarket expertise, we continue to expand our commercial operations. In addition to offering these customers parts and fluids, we enjoy a competitive advantage of also being able to offer tires, equipment, accessories and services.

STORE IMPROVEMENTS

In fiscal 2010, the Company's capital expenditures totaled $70.3 million which, in addition to our regularly-scheduled facility improvements, included the addition of 35 stores and the upgrade of our store computer systems hardware. Our fiscal 2011 capital expenditures are expected to be approximately $80.0 million, which includes the addition of approximately 50 Service & Tire Centers, five Supercenters and the conversion of 24 Supercenters into Superhubs. These expenditures are expected to be funded from cash on hand and net cash generated from operating activities. Additional capacity, if needed, exists under our revolving credit facility.

SERVICES AND PRODUCTS

The Company operates a total of 6,259 service bays in 613 of its 621 locations. Each service location performs a full range of automotive repair and maintenance services (except body work) and installs tires, hard parts and accessories.

Each Pep Boys Supercenter and Pep Express store carries a similar product line, with variations based on the number and type of cars in the markets where the store is located, while a Pep Boys Service & Tire Center carries tires and a limited selection of our other products. A full complement of inventory at a typical Supercenter includes an average of approximately 26,000 items, while Service & Tire Centers average approximately 3,400 items. The Company's product lines include: tires (not stocked at Pep Express stores); batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; and a limited amount of select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools, personal transportation products and canopies.

In addition to offering a wide variety of high quality name brand products, the Company sells an array of high quality products under various private label names. The Company sells tires under the names DEFINITY, FUTURA® and CORNELL®, and batteries under the name PROSTART®. The Company also sells wheel covers under the name FUTURA®; water pumps and cooling system parts under the name PROCOOL®; air filters, anti-freeze, chemicals, cv axles, lubricants, oil, oil filters, oil treatments, transmission fluids, wheel rims and wiper blades under the name PROLINE®; alternators, battery booster packs, alkaline type batteries and starters under the name PROSTART®; power steering hoses, chassis parts and power steering pumps under the name PROSTEER®; brakes under the name PROSTOP® and brakes, batteries, starters, and ignitions under the name VALUEGRADE. All products sold by the Company under various private label names were approximately 31% of the Company's merchandise sales in fiscal 2010 and 2009, and 28% in fiscal 2008.

The Company's commercial automotive parts delivery program, branded PEP EXPRESS PARTS®, is designed to increase the Company's market share with the professional installer and to leverage inventory investment. The program satisfies the commercial customer's automotive inventory needs by taking advantage of the breadth and quality of the Company's parts inventory as well as its experience supplying its own service bays and mechanics. As of January 29, 2011, approximately 80% or 454 of the Company's 568 Supercenters and Pep Express stores provided commercial parts delivery as compared to approximately 80% or 451 stores at the end of fiscal 2009.

In 2009, the Company began a 20-store pilot program designed to fulfill the Company's goal to be the automotive solutions provider of choice for mobile electronics and installation services. The Company re-organized its automotive audio product lines to include radios, speakers, amplifiers, remote starters and alarm systems from the most popular brands. The key to this program is the addition of expert sales and installation technicians to service our customers' needs. As of January 29, 2011, the installation program was available at 110 stores and the Company expects to double the number of stores offering this service in fiscal 2011. We also added five new Speed Shops to existing Supercenters during fiscal 2010, bringing our total number of Speed Shops to seven. Speed Shops create a differentiated retail experience for automotive enthusiasts by stocking high-performance and specialty products.

The Company has a point-of-sale system in all of its stores, which gathers sales and inventory data by stock-keeping unit from each store on a daily basis. This information is then used by the Company to help formulate its pricing, inventory, marketing, and merchandising strategies. The Company has an electronic parts catalog that allows our employees to efficiently look up the parts that our customers need and to provide complete job solutions, advice and information for customer vehicles. The Company has an electronic work order system in all of its service centers. This system creates a service history for each vehicle, provides customers with a comprehensive sales document and enables the Company to maintain a service customer database.

The Company primarily uses an "Everyday Low Price" (EDLP) strategy in establishing its selling prices. Management believes that EDLP provides better value to its customers on a day-to-day basis, helps level customer demand and allows more efficient management of inventories. On a periodic basis, the Company employs a promotional pricing strategy on select items and service offers to drive increased customer traffic.

We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so that we can build long-lasting, loyal relationships. We utilize promotions, advertising, and loyalty card programs to promote our service and repair capabilities, merchandise offerings and our commitment to customer service and satisfaction. The Company is committed to an effective promotional schedule with TV and radio promotions that focus on the most frequently needed services and are scheduled around periods of time when automotive repair and preventative maintenance are top of mind and relevant to our customers. These promotions will be supplemented by extensive direct marketing and grass-roots campaigns and occasional print campaigns. Finally, we utilize in-store signage, creative product placement and promotions to help educate customers about products that fit their needs.

The Company maintains a web site located at www.pepboys.com. It serves as a portal to our Company, allowing consumers the freedom and convenience to access more information about the organization, our stores and our service, tires, parts and accessories offerings. Consumers can schedule a service appointment on our web site with our eServe application, as well as keep track of all their maintenance and service records electronically through our online Glovebox application. The site also provides consumers with general and seasonal car care tips, do-it-yourself vehicle maintenance and light repair guidance, and safe driving pointers. Exclusive online coupons are available to site visitors who register their e-mail addresses with us. These coupons cover special discounts on services and products at Pep Boys.

STORE OPERATIONS AND MANAGEMENT

Most Pep Boys stores are open seven days a week. Each Supercenter has a Retail Manager and Service Manager (Service & Tire Centers only have a Service Manager while Pep Express stores only have a Retail Manager) who report to geographic-specific Area Directors and Division Vice Presidents. The Division Vice Presidents report to the Executive Vice President of Stores who in turn reports to the President and Chief Executive Officer. As of January 29, 2011, a Retail Manager's and a Service Manager's average length of service with the Company is approximately 8.6 and 5.5 years, respectively.

Supervision and control over individual stores is facilitated by Area Directors and Divisional Vice Presidents making regular visits to stores and utilizing the Company's computer system and operational handbooks. All of the Company's advertising, accounting, purchasing, information technology, and most of its administrative functions are conducted at its corporate headquarters in Philadelphia, Pennsylvania. Certain administrative functions for the Company's regional operations are performed at various regional offices of the Company. See "Item 2 Properties."

INVENTORY CONTROL AND DISTRIBUTION

Most of the Company's merchandise is distributed to its stores from its warehouses by dedicated and contract carriers. Target levels of inventory for each product are established for each warehouse and store based upon prior shipment history, sales trends and seasonal demand. Inventory on hand is compared to the target levels on a weekly basis at each warehouse, potentially triggering re-ordering of merchandise from suppliers. In addition, each Pep Boys store has an automated inventory replenishment system that orders additional inventory, generally from a warehouse, when a store's inventory on-hand falls below the target levels. Recently, we consolidated certain of our slow-moving hard parts inventory that had previously been stocked at each of our five warehouses into our centrally-located Indianapolis warehouse that can service each of our stores with overnight delivery of these parts, when necessary.

The Company also operates certain of its Supercenters as Superhubs, which have a larger assortment of auto parts than our normal Supercenter. Implementation of the Superhub concept enabled local expansion of our auto parts product assortment in a cost effective manner. We are now able to satisfy customer needs for slow-moving auto parts by carrying limited amounts of this product at Superhub locations. These Superhubs then deliver this product to requesting Supercenters to fulfill customer demand. Superhubs are generally replenished from distribution centers multiple times per week. As of January 29, 2011, the Company operated 19 Superhubs within existing Supercenters, with plans to convert an additional 24 Superhubs in fiscal 2011.

SUPPLIERS

During fiscal 2010, the Company's ten largest suppliers accounted for approximately 53% of the merchandise purchased. No single supplier accounted for more than 20% of the Company's purchases. The Company has no long-term contracts under which it is required to purchase merchandise. Management believes that the relationships the Company has established with its suppliers are generally good.

In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply and believes that adequate alternative sources of supply exist, at similar cost, for the types of merchandise sold in its stores. Recently, however, due to industry-wide supply constraints, the Company has experienced some difficulty in obtaining the full amount of its desired tire supply from its current suppliers and, accordingly, is pursuing relationships with supplemental suppliers.

COMPETITION

The Company operates in a highly competitive environment. The Company encounters competition from nationwide and regional chains and from local independent service providers and merchants. The Company's competitors include general, full range, discount or traditional department stores which carry automotive parts and accessories and/or have automotive service centers, as well as specialized automotive retailers. Generally, the specialized automotive retailers focus on either the "do-it-yourself" or "do-it-for-me" areas of the business. The Company believes that its operation in both the "do-it-for-me" and "do-it-yourself" areas of the business positively differentiates it from most of its competitors. However, certain competitors are larger in terms of sales volume, store size, and/or number of stores. Therefore, these competitors have access to greater capital and management resources and have been operating longer or have more stores in particular geographic areas than the Company. The principal methods of competition in our industry include store location, customer service, product offerings, quality and price.

REGULATION

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing the handling, storage and disposal of hazardous substances contained in the products it sells and uses in its service bays, the recycling of batteries, tires and used lubricants, the sale of small engine merchandise and the ownership and operation of real property.

EMPLOYEES

At January 29, 2011, the Company employed 18,279 persons as follows:

Description	Full-time	%	Part-time	%	Total	%
Retail	3,945	31.7	4,093	70.1	8,038	44.0
Service center	7,201	57.9	1,668	28.6	8,869	48.5
Store total	11,146	89.6	5,761	98.7	16,907	92.5
Warehouses	539	4.3	71	1.2	610	3.3
Offices	756	6.1	6	0.1	762	4.2
Total employees	12,441	100.0	5,838	100.0	18,279	100.0

The Company had no union employees as of January 29, 2011. At January 30, 2010, the Company employed 11,881 full-time and 5,837 part-time employees.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including in "Item 1 Business" and "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations", constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "guidance," "expects," "anticipates," "estimates," "forecasts" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements include management's expectations regarding implementation of its long-term strategic plan, future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Our actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond our control, including the strength of the national and regional economies, retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of our stores, competitive pricing, the location and number of competitors' stores, product and labor costs and the additional factors described in our filings with the Securities and Exchange Commission ("SEC"). See "Item 1A Risk Factors." We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

SEC REPORTING

We electronically file certain documents with, or furnish such documents to, the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with any related amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. From time-to-time, we may also file registration and related statements pertaining to equity or debt offerings. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file or furnish documents electronically with the SEC. All our filings can be accessed through the Securities and Exchange Commission website at www.sec.gov and searching with our ticker symbol "PBY".

We provide free electronic access to our annual, quarterly and current reports (and all amendments to these reports) on our Internet website, www.pepboys.com, under the Investor Relations/ Financial Information/SEC Filings link. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. Information on our website does not constitute part of this Annual Report, and any references to our website herein are intended as inactive textual references only.

Copies of our SEC reports are also available free of charge. Please call our investor relations department at 215-430-9459 or write Pep Boys, Investor Relations, 3111 West Allegheny Avenue, Philadelphia, PA 19132 to request copies.

EXECUTIVE OFFICERS OF THE COMPANY

The following table indicates the name, age, tenure with the Company and position (together with the year of election to such position) of the executive officers of the Company:

Name	Age	Tenure with Company as of April 2011	Position with the Company and Date of Election to Position
Michael R. Odell	47	4 years	President and Chief Executive Officer since June 2010
Raymond L. Arthur	52	3 years	Executive Vice President—Chief Financial Officer since May 2008
William E. Shull III	52	3 years	Executive Vice President—Stores since June 2010
Scott A. Webb	47	4 years	Executive Vice President—Merchandising & Marketing since June 2010
Joseph A. Cirelli	52	34 years	Senior Vice President—Business Development since November 2007
Troy E. Fee	42	4 years	Senior Vice President—Human Resources since July 2007
Brian D. Zuckerman	41	12 years	Senior Vice President—General Counsel & Secretary since March 2009

Michael R. Odell was named Chief Executive Officer on September 22, 2008, after serving as Interim Chief Executive Officer since April 23, 2008. Mr. Odell received the additional title of President on June 17, 2010. Mr. Odell joined the Company in September 2007 as Executive Vice President—Chief Operating Officer, after having most recently served as the Executive Vice President and General Manager of Sears Retail & Specialty Stores. Mr. Odell joined Sears in its finance department in 1994 where he served until he joined Sears' operations team in 1998. There he served in various executive operations positions of increasing seniority, including as Vice President, Stores—Sears Automotive Group.

Raymond L. Arthur joined Pep Boys in May 2008 after serving as Executive Vice President and Chief Financial Officer of Toys "R" Us Inc., from 2004 to 2006, where he oversaw its strategic review and restructuring of company-wide operations, as well as managing the leveraged buy-out of the company. During his seven year tenure at Toys "R" Us, Mr. Arthur also served as President and Chief Financial Officer of toysrus.com from 2000 to 2003 and as Corporate Controller of Toys "R" Us from 1999 to 2000. Prior to that, he worked in a variety of roles of increasing responsibility for General Signal, American Home Products, American Cyanamid and in public accounting.

William E. Shull III was named Executive Vice President—Stores on June 17, 2010 after having joined the Company in September 2008 as Senior Vice President—Stores. Over the last 25 years Mr. Shull has held several senior management positions with a variety of retail and service companies where his focus was on building and integrating store management teams into successfully profitable and cohesive units. In his 13 years at AutoZone he was instrumental in building the foundation of the retail chain in 4 geographic regions and responsible for store communications, training, and served on several strategic initiative committees.

Scott A. Webb was named Executive Vice President—Merchandising & Marketing on June 17, 2010 after having joined the Company in September 2007 as Senior Vice President—Merchandising & Marketing. Prior to joining Pep Boys, Mr. Webb served as the Vice President, Merchandising and Customer Satisfaction of AutoZone. Mr. Webb joined AutoZone in 1986 where he began his service in field management before transitioning, in 1992, to the Merchandising function.

Joseph A. Cirelli was named Senior Vice President—Corporate Development in November 2007. Since March 1977, Mr. Cirelli has served the Company in positions of increasing seniority, including

Senior Vice President—Service, Vice President—Real Estate and Development, Vice President—Operations Administration, and Vice President—Customer Satisfaction.

Troy E. Fee, Senior Vice President—Human Resources, joined the Company in July 2007, after having most recently served as the Senior Vice President of Human Resources Shared Services for TBC Corporation, then the parent company of Big O Tires, Tire Kingdom and National Tire & Battery. Mr. Fee has over 20 years experience in operations and human resources in the tire and automotive service and repair business.

Brian D. Zuckerman was named Senior Vice President—General Counsel & Secretary on March 1, 2009 after having most recently served as Vice President—General Counsel & Secretary since 2003. Mr. Zuckerman joined the Company as a staff attorney in 1999. Prior to joining Pep Boys, Mr. Zuckerman practiced corporate and securities law with two firms in Philadelphia.

Each of the executive officers serves at the pleasure of the Board of Directors of the Company.

ITEM 1A RISK FACTORS

The following section discloses all known material risks that we face. However, it does not include risks that may arise in the future that are yet unknown nor existing risks that we do not judge material to the presentation of our financial statements. If any of the events or circumstances described as risk below actually occurs, our business, results of operations and/or financial condition could be materially and adversely affected.

Risks Related to Pep Boys

We may not be able to successfully implement our business strategy, which could adversely affect our business, financial condition, results of operations and cash flows.

Our long-term strategic plan, which we update annually, includes numerous initiatives to increase sales, enhance our margins and increase our return on invested capital in order to increase our earnings and cash flow. If these initiatives are unsuccessful, or if we are unable to implement the initiatives efficiently and effectively, our business, financial condition, results of operations and cash flows could be adversely affected.

Successful implementation of our business strategy also depends on factors specific to the automotive aftermarket industry, many of which may be beyond our control (see "Risks Related to Our Industry").

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.

We require significant capital to fund our business. While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for the next fiscal year, circumstances could arise that would materially affect our liquidity. For example, cash flows from our operations could be affected by changes in consumer spending habits or the failure to maintain favorable vendor payment terms or our inability to successfully implement sales growth initiatives. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

The degree to which we are leveraged could have important consequences to your investment in our securities, including the following risks:

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;
- a substantial portion of our cash flow from operations must be dedicated to the payment of rent and the principal and interest on our debt, thereby reducing the funds available for other purposes;
- our failure to comply with financial and operating restrictions placed on us and our subsidiaries by our credit facilities could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects; and
- if we are substantially more leveraged than some of our competitors, we might be at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do.

We depend on our relationships with our vendors and a disruption of these relationships or of our vendors' operations could have a material adverse effect on our business and results of operations.

Our business depends on developing and maintaining productive relationships with our vendors. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them or may interrupt our source of supply. In addition, our failure to promptly pay, or order sufficient quantities of inventory from our vendors may increase the cost of products we purchase or may lead to vendors refusing to sell products to us at all.

Some of the most important vendor relationships that we maintain are with our tire vendors. Recently, due to industry-wide supply constraints, the Company has experienced some difficulty in obtaining the full amount of its desired tire supply from its current vendors and, accordingly, is pursuing relationships with supplemental vendors.

A disruption of our vendor relationships or a disruption in our vendors' operations could have a material adverse effect on our business and results of operations.

We depend on our senior management team and our other personnel, and we face substantial competition for qualified personnel.

Our success depends in part on the efforts of our senior management team. Our continued success will also depend upon our ability to retain existing, and attract additional, qualified field personnel to meet our needs. We face substantial competition, both from within and outside of the automotive aftermarket to retain and attract qualified personnel. In addition, we believe that the number of qualified automotive service technicians in the industry is generally insufficient to meet demand.

We are subject to environmental laws and may be subject to environmental liabilities that could have a material adverse effect on us in the future.

We are subject to various federal, state and local environmental laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances contained in the products we sell and use in our service bays, the recycling of batteries, tires and used lubricants, the ownership and operation of real property and the sale of small engine merchandise. When we acquire or dispose of real property or enter into financings secured by real property, we undertake investigations that may reveal soil and/or groundwater contamination at the subject real property. All such known contamination has either been remediated, or is in the process of being remediated. Any costs expected to be incurred related to such contamination are either covered by insurance or financial reserves provided for in the consolidated financial statements. However, there exists the possibility of additional soil and/or groundwater contamination on our real property where we have not undertaken an investigation. A failure by us to comply with environmental laws and regulations could have a material adverse effect on us.

Risks Related to Our Industry

Our industry is highly competitive, and price competition in some segments of the automotive aftermarket or a loss of trust in our participation in the "do-it-for-me" market, could cause a material decline in our revenues and earnings.

The automotive aftermarket retail and service industry is highly competitive and subjects us to a wide variety of competitors. We compete primarily with the following types of businesses in each segment of the automotive aftermarket:

Retail

Do-It-Yourself

- automotive parts and accessories stores;
- automobile dealers that supply manufacturer replacement parts and accessories; and
- mass merchandisers and wholesale clubs that sell automotive products and select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools and canopies.

Commercial

- mass merchandisers, wholesalers and jobbers (some of which are associated with national parts distributors or associations).

Service

Do-It-For-Me

- regional and local full service automotive repair shops;
- automobile dealers that provide repair and maintenance services;
- national and regional (including franchised) tire retailers that provide additional automotive repair and maintenance services; and
- national and regional (including franchised) specialized automotive (such as oil change, brake and transmission) repair facilities that provide additional automotive repair and maintenance services.

Tires

- national and regional (including franchised) tire retailers; and
- mass merchandisers and wholesale clubs that sell tires.

A number of our competitors have more financial resources, are more geographically diverse, have a higher geographic market concentration or have better name recognition than we do, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may also be forced to reduce our prices, which could cause a material decline in our revenues and earnings.

With respect to the service labor category, the majorities of consumers are unfamiliar with their vehicle's mechanical operation and, as a result, often select a service provider based on trust. Potential occurrences of negative publicity associated with the Pep Boys brand, the products we sell or installation or repairs performed in our service bays, whether or not factually accurate, could cause consumers to lose confidence in our products and services in the short or long term, and cause them to choose our competitors for their automotive service needs.

Vehicle miles driven may decrease, resulting in a decline of our revenues and negatively affecting our results of operations.

Our industry depends on the number of vehicle miles driven. Factors that may cause the number of vehicle miles and our revenues and our results of operations to decrease include:

- the weather—as vehicle maintenance may be deferred during periods of inclement weather;
- the economy—as during periods of poor economic conditions, customers may defer vehicle maintenance or repair, and during periods of good economic conditions, consumers may opt to purchase new vehicles rather than service the vehicles they currently own and replace worn or damaged parts;
- gas prices—as increases in gas prices may deter consumers from using their vehicles; and
- travel patterns—as changes in travel patterns may cause consumers to rely more heavily on mass transportation.

Economic factors affecting consumer spending habits may continue, resulting in a decline in revenues and may negatively impact our business.

Many economic and other factors outside our control, including consumer confidence, consumer spending levels, employment levels, consumer debt levels and inflation, as well as the availability of consumer credit, affect consumer spending habits. A significant deterioration in the global financial markets and economic environment, recessions or an uncertain economic outlook could adversely affect consumer spending habits and can result in lower levels of economic activity. The domestic and international political situation also affects consumer confidence. Any of these events and factors could cause consumers to curtail spending, especially with respect to our more discretionary merchandise offerings, such as automotive accessories, tools and personal transportation products.

During fiscal 2009, there was significant deterioration in the global financial markets and economic environment, which negatively impacted consumer spending and our revenues. While the economic climate improved somewhat in fiscal 2010, consumer spending has not returned to pre-recession levels. If the economy does not continue to strengthen, or if our efforts to counteract the impacts of these trends are not sufficiently effective, our revenues could decline, negatively affecting our results of operations.

Consolidation among our competitors may negatively impact our business.

Our industry has experienced consolidation over time. If this trend continues or if our competitors are able to achieve efficiencies in their mergers, the Company may face greater competitive pressures in the market in which they operate.

ITEM 1B UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company owns its five-story, approximately 300,000 square foot corporate headquarters in Philadelphia, Pennsylvania and a 60,000 square foot office building in Los Angeles, California. The Company also owns the following administrative regional offices—approximately 4,000 square feet of space in each of Melrose Park, Illinois and Bayamon, Puerto Rico. The Company leases an administrative regional office of approximately 4,000 square feet in Carrollton, Texas.

Of the 621 store locations operated by the Company at January 29, 2011, 232 are owned and 389 are leased. As of January 29, 2011, 126 of the 232 stores owned by the Company are currently used as collateral under our Senior Secured Term Loan, due October 2013.

The following table sets forth certain information regarding the owned and leased warehouse space utilized by the Company to replenish its store locations at January 29, 2011:

Warehouse Locations	Products Warehoused	Approximate Square Footage	Owned or Leased	Stores Serviced	States Serviced
San Bernardino, CA	All	600,000	Leased	172	AZ, CA, NM, NV, UT, WA
McDonough, GA	All	392,000	Owned	141	AL, FL, GA, LA, NC, PR, SC, TN
Mesquite, TX	All	244,000	Owned	71	AR, CO, LA, MO, NM, OK, TX
Plainfield, IN	All	403,000	Owned	70	IL, IN, KY, MI, MN, OH, PA
Chester, NY	All	402,000	Owned	167	CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VA
Philadelphia, PA	Tires & Batteries	74,000	Leased	64	DE, NJ, PA, VA, MD
McDonough, GA	All except tires	30,000	Leased	—	Auxiliary warehouse space
Total		2,145,000			

In addition to the distribution centers above, the Company leases three satellite warehouses comprising a total of 60,500 square feet. These satellite warehouses stock approximately 37,000 Stock-Keeping Units (SKUs), serve an average of 10–30 stores and have retail capabilities. Subsequently in fiscal 2011, the lease for auxiliary warehouse space in McDonough, GA expired and was not renewed. The Company anticipates that its existing and future warehouse space and its access to outside storage will accommodate inventory necessary to support future store expansion and any increase in SKUs through the end of fiscal 2011.

ITEM 3 LEGAL PROCEEDINGS

In September 2006, the United States Environmental Protection Agency ("EPA") requested certain information from the Company as part of an investigation to determine whether the Company had violated the Clean Air Act and its non-road engine regulations. The information requested concerned certain generator and personal transportation merchandise offered for sale by the Company. In the fourth quarter of fiscal 2008, the United States Environmental Protection Agency ("EPA") informed the Company that it believed that the Company had violated the Clean Air Act by virtue of the fact that certain of this merchandise did not conform to their corresponding EPA Certificates of Conformity. During the third quarter of fiscal 2009, the Company and the EPA reached a settlement in principle of this matter requiring that the Company (i) pay a monetary penalty of $5.0 million, (ii) take certain corrective action with respect to certain inventory that had been restricted from sale during the course of the investigation, (iii) implement a formal compliance program and (iv) participate in certain non-monetary emission offset activities. The Company had previously accrued an amount equal to the agreed upon civil penalty and a $3.0 million contingency accrual with respect to the restricted inventory. During fiscal 2009, the Company reversed approximately $2.0 million of the inventory accrual as a portion of the subject inventory was released for sale by the EPA as remediation efforts had been completed. During the second quarter of fiscal 2010, the Company completed the remediation efforts and accordingly reversed approximately $1.0 million of the inventory accrual. Further, the Company reached an agreement with the merchandise vendor to cover the entire cost of retrofitting a portion of the remaining subject merchandise and to accept the balance of the subject inventory for return for full credit. During the second quarter of fiscal 2010, the formal settlement agreement between the Company and the EPA became effective and the Company paid the monetary penalty.

The Company is also party to various other actions and claims arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position. However, there exists a possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss could have a material adverse effect on the Company's results of operations in the period(s) during which the underlying matters are resolved.

ITEM 4 (REMOVED AND RESERVED)

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of The Pep Boys—Manny, Moe & Jack is listed on the New York Stock Exchange under the symbol "PBY." There were 4,634 registered shareholders as of April 1, 2011. The following table sets forth for the periods listed, the high and low sale prices and the cash dividends paid on the Company's common stock.

MARKET PRICE PER SHARE

	Market Price Per Share		Cash Dividends Per Share
	High	Low	
Fiscal 2010			
Fourth quarter	$15.96	$11.37	$0.03
Third quarter	12.00	8.82	0.03
Second quarter	13.26	7.86	0.03
First quarter	13.42	8.08	0.03
Fiscal 2009			
Fourth quarter	$ 9.29	$ 7.76	$0.03
Third quarter	10.69	8.40	0.03
Second quarter	10.83	5.87	0.03
First quarter	8.52	2.76	0.03

On March 12, 2009, the Board of Directors reduced the quarterly cash dividend to $0.03 per share. It is the present intention of the Board of Directors to continue to pay this quarterly cash dividend; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition, and capital needs of the Company and other factors which the Board of Directors deems relevant.

On January 26, 2010, the Company terminated the flexible employee benefits trust (the "Trust") that was established on April 29, 1994 to fund a portion of the Company's obligations arising from various employee compensation and benefit plans. In accordance with the terms of the Trust, upon its termination, the Trust's sole asset, consisting of 2,195,270 shares of the Company's common stock, was transferred to the Company in exchange for the full satisfaction and discharge of all intercompany indebtedness then owed by the Trust to the Company. The termination of the Trust had no impact on the Company's consolidated financial statements, except for the reclassification of the shares within the shareholders equity section of the Company's Consolidated Balance Sheets.

EQUITY COMPENSATION PLANS

The following table sets forth the Company's shares authorized for issuance under its equity compensation plans at January 29, 2011:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column (a))
Equity compensation plans approved by security holders	2,493,181	$6.28	1,818,706

STOCK PRICE PERFORMANCE

The following graph compares the cumulative total return on shares of Pep Boys stock over the past five years with the cumulative total return on shares of companies in (1) the Standard & Poor's SmallCap 600 Index, (2) the S&P 600 Automotive Retail Index and (3) an index of peer and comparable companies as determined by the Company. The comparison assumes that $100 was invested in January 2006 in Pep Boys Stock and in each of the indices and assumes reinvestment of dividends. The S&P 600 Automotive Retail Index consists of companies in the S&P SmallCap 600 index that meet the definition of the automotive retail classification, and is currently comprised of: Group 1 Automotive, Inc.; Lithia Motors, Inc.; Midas, Inc.; Monro Muffler Brake, Inc.; Sonic Automotive, Inc.; and The Pep Boys—Manny, Moe & Jack. The companies currently comprising the Peer Group are: Aaron's, Inc.; Advance Auto Parts, Inc.; AutoZone, Inc.; Big 5 Sporting Goods Corp.; Cabelas, Inc.; Conn's, Inc.; Dick's Sporting Goods, Inc.; HHGregg, Inc.; Midas, Inc.; Monro Muffler Brake, Inc.; O'Reilly Automotive, Inc.; PetSmart, Inc.; RadioShack Corp.; Rent-A-Center, Inc.; Tractor Supply Co.; West Marine, Inc.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Pep Boys
Peer Group
S&P SmallCap 600 Index
S&P 600 Automotive Retail Index

Company/Index	Jan. 2006	Jan. 2007	Jan. 2008	Jan. 2009	Jan. 2010	Jan. 2011
Pep Boys	$100.00	$104.71	$ 77.54	$20.14	$ 59.04	$ 99.97
S&P SmallCap 600 Index	$100.00	$109.90	$103.18	$63.68	$ 88.49	$115.87
Peer Group	$100.00	$114.07	$ 97.16	$82.35	$111.82	$167.33
S&P 600 Automotive Retail Index	$100.00	$130.47	$ 82.07	$22.48	$ 62.30	$ 88.54

ITEM 6 SELECTED FINANCIAL DATA

The following tables set forth the selected financial data for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

Fiscal Year Ended	Jan. 29, 2011	Jan. 30, 2010	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007
	(dollar amounts are in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA[6]					
Merchandise sales	$ 1,598,168	$ 1,533,619	$ 1,569,664	$ 1,749,578	$ 1,853,077
Service revenue	390,473	377,319	358,124	388,497	390,778
Total revenues	1,988,641	1,910,938	1,927,788	2,138,075	2,243,855
Gross profit from merchandise sales[7]	487,788[1]	448,815[2]	440,502[3]	443,626[4]	533,276
Gross profit from service revenue[7]	34,564[1]	37,292[2]	24,930[3]	42,611[4]	33,004
Total gross profit	522,352[1]	486,107[2]	465,432[3]	486,237[4]	566,280
Selling, general and administrative expenses	442,239	430,261	485,044	518,373	546,399
Net gain from disposition of assets	2,467	1,213	9,716	15,151	8,968
Operating profit (loss)	82,580	57,059	(9,896)	(16,985)	28,849
Non-operating income	2,609	2,261	1,967	5,246	7,023
Interest expense	26,745	21,704[5]	27,048[5]	51,293	49,342
Earnings (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	58,444[1]	37,616[2]	(34,977)[3]	(63,032)[4]	(13,470)
Earnings (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	37,171	24,113	(28,838)	(37,438)	(7,071)
Discontinued operations, net of tax	(540)	(1,077)[2]	(1,591)[3]	(3,601)[4]	4,333
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	189
Net earnings (loss)	36,631	23,036	(30,429)	(41,039)	(2,549)
BALANCE SHEET DATA					
Working capital	$ 203,367	$ 205,525	$ 179,233	$ 195,343	$ 163,960
Current ratio	1.36 to 1	1.40 to 1	1.33 to 1	1.35 to 1	1.27 to 1
Merchandise inventories	$ 564,402	$ 559,118	$ 564,931	$ 561,152	$ 607,042
Property and equipment-net	$ 700,981	$ 706,450	$ 740,331	$ 780,779	$ 906,247
Total assets	$ 1,556,672	$ 1,499,086	$ 1,552,389	$ 1,583,920	$ 1,767,199
Long-term debt, excluding current maturities	$ 295,122	$ 306,201	$ 352,382	$ 400,016	$ 535,031
Total stockholders' equity	$ 478,460	$ 443,295	$ 423,156	$ 470,712	$ 567,755
DATA PER COMMON SHARE					
Basic earnings (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$ 0.71	$ 0.46	$ (0.55)	$ (0.72)	$ (0.13)
Basic earnings (loss)	0.70	0.44	(0.58)	(0.79)	(0.05)
Diluted earnings (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	0.70	0.46	(0.55)	(0.72)	(0.13)
Diluted earnings (loss)	0.69	0.44	(0.58)	(0.79)	(0.05)
Cash dividends declared	0.12	0.12	0.27	0.27	0.27
Book value	9.10	8.46	8.10	9.10	10.53
Common share price range:					
High	15.96	10.83	12.56	22.49	16.55
Low	7.86	2.76	2.62	8.25	9.33
OTHER STATISTICS					
Return on average stockholders' equity[8]	7.9%	5.3%	(6.8)%	(7.9)%	(0.4)%
Common shares issued and outstanding	52,585,131	52,392,967	52,237,750	51,752,677	53,934,084
Capital expenditures	$ 70,252	$ 43,214	$ 151,883[9]	$ 43,116	$ 53,903
Number of stores	621	587	562	562	593
Number of service bays	6,259	6,027	5,845	5,845	6,162

(1) Includes a pretax benefit of $5.9 million due to the reduction in reserve for excess inventory which reduced merchandise cost of sales and an aggregate pretax charge of $1.0 million for asset impairment, of which $0.8 million was charged to merchandise cost of sales and $0.2 million was charged to service cost of sales.

(2) Includes an aggregate pretax charge of $3.1 million for asset impairment, of which $2.2 million was charged to merchandise cost of sales, $0.7 million was charged to service cost of sales and $0.2 million (pretax) was charged to discontinued operations.

(3) Includes an aggregate pretax charge of $5.4 million for asset impairment, of which $2.8 million was charged to merchandise cost of sales, $0.6 million was charged to service cost of sales and $1.9 million (pretax) was charged to discontinued operations.

(4) Includes an aggregate pretax charge of $11.0 million for the asset impairment and closure of 31 stores, of which $5.4 million was charged to merchandise cost of sales, $1.8 million was charged to service cost of sales and $3.8 million (pretax) was charged to discontinued operations. In addition, we recorded a pretax $32.8 million inventory impairment charge to cost of merchandise sales for the discontinuance of certain product offerings.

(5) Fiscal 2009 includes a gain from debt retirement of $6.2 million. Fiscal 2008 includes a gain from debt retirement of $3.5 million, partially offset by a $1.2 million charge for deferred financing costs.

(6) Statement of operations data reflects 53 weeks for the fiscal year ended February 3, 2007 while the other fiscal years reflect 52 weeks.

(7) Gross profit from merchandise sales includes the cost of products sold, buying, warehousing and store occupancy costs. Gross profit from service revenue includes the cost of installed products sold, buying, warehousing, service payroll and related employee benefits and occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses. Our gross profit may not be comparable to those of our competitors due to differences in industry practice regarding the classification of certain costs.

(8) Return on average stockholders' equity is calculated by taking the net earnings (loss) for the period divided by average stockholders' equity for the year.

(9) Includes the purchase of master lease assets for $117.1 million.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis explains the results of our operations for fiscal 2010 and 2009 and developments affecting our financial condition as of January 29, 2011. This discussion and analysis below should be read in conjunction with Item 6 "Selected Consolidated Financial Data," and our consolidated financial statements and the notes included elsewhere in this report. The discussion and analysis contains "forward looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Forward looking statements include management's expectations regarding implementation of its long-term strategic plan, future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Actual results may differ materially from the results discussed in the forward looking statements due to a number of factors beyond our control, including those set forth under the section entitled "Item 1A Risk Factors" elsewhere in this report.

Introduction

The Pep Boys—Manny, Moe & Jack is the only national chain offering automotive service, tires, parts and accessories. This positioning allows us to streamline the distribution channel and pass the savings on to our customers facilitating our vision to be the automotive solutions provider of choice for the value-oriented customer. The majority of our stores are in a Supercenter format, which serves both "do-it-for-me" ("DIFM", which includes service labor, installed merchandise and tires) and "do-it-yourself" ("DIY") customers with the highest quality service offerings and merchandise. Most of our Supercenters also have a commercial sales program that provides delivery of tires, parts and other products to automotive repair shops and dealers. In 2009, as part of our long-term strategy to lead with automotive service, we began complementing our existing Supercenter store base with Service & Tire Centers. These Service & Tire Centers are designed to capture market share and leverage our existing Supercenter and support infrastructure. During fiscal 2010, we opened 28 new Service & Tire Centers and seven new Supercenters. We are targeting a total of 50 new Service & Tire Centers and five Supercenters in fiscal 2011 and 75 Service & Tire Centers and 10 Supercenters in fiscal 2012. As of January 29, 2011, we operated 560 Supercenters and 53 Service & Tire Centers, as well as 8 legacy Pep Express (retail only) stores throughout 35 states and Puerto Rico.

EXECUTIVE SUMMARY

Fiscal 2010 was our second consecutive profitable year marked by an increase in net earnings of $13.6 million, or 59%. Fiscal 2010 net earnings were $36.6 million as compared to $23.0 million in fiscal 2009. Our diluted earnings per share for fiscal 2010 were $0.69 as compared to $0.44 in fiscal 2009. The increase in profitability was the result of positive comparable store sales across all lines of business and improved total gross profit margins partially offset by higher selling, general and administrative expenses and higher interest expense.

Total revenue for fiscal 2010 increased 4.1% compared to the prior year. For fiscal 2010, our comparable store sales (sales generated by locations in operation during the same period of the prior year) increased by 2.7% compared to a decrease of 1.2% for the prior year. The increase in comparable store sales was comprised of a 1.1% increase in comparable store service revenue and a 3.1% increase in comparable store merchandise sales.

Sales of services and non-discretionary products are primarily impacted by miles driven, which had returned to pre-recession low single-digit growth rates from March 2010 through November 2010, in part due to lower gasoline prices. As gasoline prices in recent months have been trending higher, we expect to see a negative impact on miles driven. However, we cannot predict future fluctuations in gasoline prices, nor the ultimate impact of such fluctuations on miles driven in future periods. There are also various factors occurring within the current economy that affect both our consumer and our industry, including the impact of the recent recession, higher unemployment and a tighter credit environment, which we believe have aided our sales of non-discretionary product and services as customers have focused on maintaining their existing vehicles rather than purchasing new vehicles. Despite the recent increase in new car sales (which still remain significantly below historical levels), the median age of the U.S. light vehicle fleet continues to trend in our industry's favor. Given the nature of these macroeconomic factors, we cannot predict whether or for how long these trends will continue, nor can we predict to what degree these trends will impact us in the future. However, these same trends have negatively impacted sales in our discretionary product categories like accessories and complementary merchandise since fiscal 2009, although the rate of decline has moderated significantly since then.

In 2010, we continued our "surround sound" media campaign that utilizes television, radio and direct mail advertising to communicate our "*DOES EVERYTHING. FOR LESS.*" brand vision and focused on "execution excellence" in our stores in order earn the TRUST of our customers every day. We believe these efforts are responsible for increased customer traffic in our stores in all lines of business for fiscal 2010.

RESULTS OF OPERATIONS

The following discussion explains the material changes in our results of operations for the years ended January 29, 2011 and January 30, 2010 and January 31, 2009.

Analysis of Statement of Operations

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

	Percentage of Total Revenues			Percentage Change	
Year ended	Jan 29, 2011 (Fiscal 2010)	Jan 30, 2010 (Fiscal 2009)	Jan 31, 2009 (Fiscal 2008)	Fiscal 2010 vs. Fiscal 2009	Fiscal 2009 vs. Fiscal 2008
Merchandise sales	80.4%	80.3%	81.4%	4.2%	(2.3)%
Service revenue[1]	19.6	19.7	18.6	3.5	5.4
Total revenues	100.0	100.0	100.0	4.1	(0.9)
Costs of merchandise sales[2]	69.5[3]	70.7[3]	71.9[3]	(2.4)	3.9
Costs of service revenue[2]	91.1[3]	90.1[3]	93.0[3]	(4.7)	(2.1)
Total costs of revenues	73.7	74.6	75.9	(2.9)	2.6
Gross profit from merchandise sales	30.5[3]	29.3[3]	28.1[3]	8.7	1.9
Gross profit from service revenue	8.9[3]	9.9[3]	7.0[3]	(7.3)	49.6
Total gross profit	26.3	25.4	24.1	7.5	4.4
Selling, general and administrative expenses	22.2	22.5	25.2	(2.8)	11.3
Net gain from disposition of assets	0.1	0.1	0.5	103.4	(87.5)
Operating profit (loss)	4.2	3.0	(0.5)	44.7	676.6
Non-operating income	0.1	0.1	0.1	15.4	14.9
Interest expense	1.3	1.1	1.4	(23.2)	19.8
Earnings (loss) from continuing operations before income taxes	2.9	2.0	(1.8)	55.4	207.5
Income tax expense (benefit)	36.4[4]	35.9[4]	17.6[4]	(57.5)	(320.0)
Earnings (loss) from continuing operations	1.9	1.3	(1.5)	54.2	183.6
Discontinued operations, net of tax	—	(0.1)	(0.1)	49.9	32.3
Net earnings (loss)	1.8	1.2	(1.6)	59.0	175.7

(1) Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

(2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(3) As a percentage of related sales or revenue, as applicable.

(4) As a percentage of earnings (loss) from continuing operations before income taxes.

Fiscal 2010 vs. Fiscal 2009

Total revenue and comparable store sales for fiscal 2010 increased 4.1% and 2.7%, respectively, over the prior year. Total revenue for fiscal 2010 increased by $77.7 million to $1,988.6 million from $1,910.9 million in fiscal 2009. The 2.7% increase in comparable store revenues consisted of a 1.1% increase in comparable store service revenue and a 3.1% increase in comparable store merchandise sales. While our total revenue figures were favorably impacted by our opening of 35 new stores in fiscal

2010, a new store is not added to our comparable store sales base until it reaches its 13th month of operation. Non-comparable store sales contributed an additional $25.9 million of total revenues in fiscal 2010 as compared to fiscal 2009. Total comparable store sales increased due to growth in customer counts in all three lines of business combined with an increase in the total average transaction amount per customer.

Total merchandise sales increased 4.2%, or $64.5 million, to $1,598.2 million in fiscal 2010 as compared to $1,533.6 million in fiscal 2009. Comparable store merchandise sales increased 3.1%, or $47.7 million, as compared to the prior year, driven primarily by increased customer counts across all lines of business as well as an increase in the average transaction amount per customer. The balance of the increase in merchandise sales was due to the contribution from our non-comparable stores. Total service revenue increased 3.5%, or $13.2 million, to $390.5 million in fiscal 2010 compared to $377.3 million in fiscal 2009. Comparable store service revenue increased 1.1%, or $4.2 million, as compared to the prior year, due to higher customer counts partially offset by a decrease in average transaction amount per customer. The balance of the increase in service revenue was primarily due to the contribution from our non-comparable store base which accounted for an additional $9.0 million of service revenue.

In fiscal 2010, comparable customer count increased versus fiscal 2009 in all lines of business due to our traffic-driving promotional events and rewards program and our improved customer experience resulting from better store execution. Our core automotive parts and tires categories, which make up approximately 79% of our merchandise sales, experienced a 3.6% increase in comparable store sales. We believe that utilizing innovative marketing programs to communicate our value-priced, differentiated merchandise assortment will continue to drive increased customer counts and that our continued focus on delivering a better customer experience than our competitors will convert those increased customer counts into sales improvements consistently over all lines of business.

Gross profit from merchandise sales increased by $39.0 million, or 8.7%, to $487.8 million in fiscal 2010 from $448.8 million in fiscal 2009. Gross profit margin from merchandise sales increased to 30.5% for fiscal 2010 from 29.3% for fiscal 2009. Gross profit from merchandise sales for fiscal 2010 included a net benefit of $6.2 million comprised of a $5.9 million reduction in our reserve for excess inventory (see below) and the reversal of an inventory related accrual of approximately $1.0 million partially offset by an $0.8 million asset impairment charge. Gross profit from merchandise sales for fiscal 2009 included a net benefit of $0.4 million comprised of the reversal of inventory related accruals of approximately $2.0 million and a $0.6 million gain from an insurance settlement, largely offset by a $2.2 million asset impairment charge. Excluding these items from both years, gross profit margin from merchandise sales improved by 90 basis points to 30.1% in fiscal 2010 from 29.2% in the prior year. This improvement was primarily due to less inventory shrinkage, lower defective product expense and increased merchandise sales, which better leveraged fixed store occupancy costs such as rent and utilities and warehousing costs such as payroll and out bound freight-costs.

In fiscal 2010 we reduced our reserve for excess inventory by $5.9 million, of which $4.6 million was recorded in the fourth quarter, as a result of significant improvements in the quality of our inventory, including: (i) improving inventory management, including timely return of excess product to vendors for full credit; (ii) maintaining relatively flat inventory levels despite the investment in new stores; (iii) reducing inventory lead times and safety stock requirements, including consolidating slow-moving hard parts inventory into one centrally located warehouse, which led to significant reductions in slower moving parts inventory at our distribution centers; and (iv) increasing our inventory turnover ratio, which is reflected in our increased comparable store sales.

Gross profit from service revenue decreased by $2.7 million, or 7.3%, to $34.6 million in fiscal 2010 from $37.3 million in the prior year. Gross profit margin from service revenue decreased to 8.9% for fiscal 2010 from 9.9% for fiscal 2009. Gross profit from service revenue for fiscal 2010 included a

$0.2 million asset impairment charge related to previously closed stores. Gross profit from service revenue for fiscal 2009 included a $0.7 million asset impairment charge related to previously closed stores. Excluding these items from both years, gross profit margin from service revenue decreased to 8.9% for fiscal 2010 from 10.1% in the prior year. The decrease in gross profit from service revenue was due to the opening of new Service & Tire Centers, which while in their ramp up stage for sales incur their full amount of fixed expenses, including payroll and occupancy costs (rent, utilities and building maintenance). Our new Service & Tire Centers negatively impacted gross margins by 134 basis points in fiscal 2010. Excluding the impact of new Service & Tire Centers and the impairment charges described above, gross profit from service revenue increased to 10.7% for fiscal 2010 from 10.5% for fiscal 2009. The increase in gross profit, exclusive of new locations, was primarily due to increased service revenues which better leveraged fixed store occupancy costs and, to a lesser extent, labor costs.

Selling, general and administrative expenses as a percentage of revenue decreased to 22.2% in fiscal 2010 from 22.5% in fiscal 2009. Selling, general and administrative expenses increased $12.0 million, or 2.8%, to $442.2 million. The increase was primarily due to higher payroll and related expenses of $5.6 million, higher media expense of $4.9 million and increased travel costs of $1.4 million. The reduction as a percentage of sales reflects improved leverage of selling, general and administrative expenses achieved through increased sales in fiscal 2010.

Net gains from the disposition of assets increased by $1.3 million to $2.5 million in fiscal 2010 from $1.2 million in fiscal 2009. Fiscal 2010 includes $2.1 million in net settlement proceeds from the disposition of a previously closed property, while fiscal 2009 reflects an aggregate gain of $1.3 million from three store sale and leaseback transactions.

Interest expense for fiscal 2010 was $26.7 million, an increase of $5.0 million, compared to $21.7 million in fiscal 2009. Interest expense for fiscal 2009 included a $6.2 million gain from the retirement of debt. Excluding this item, interest expense decreased by $1.2 million in fiscal 2010 compared to fiscal 2009 primarily due to reduced debt levels.

Income tax expense for fiscal 2010 was $21.3 million, or an effective rate of 36.4%, as compared to $13.5 million, or an effective rate of 35.9%, for fiscal 2009. The fiscal 2010 effective tax rate includes a $2.1 million benefit related to the reduction of a valuation allowance on certain state net operating losses and credits. The fiscal 2009 effective tax rate includes a $1.2 million benefit due to the allocation of additional costs to certain jurisdictions thereby reducing past and future tax liabilities.

As a result of the foregoing, we reported net earnings of $36.6 million for fiscal 2010, an increase of $13.6 million, or 59%, as compared to net earnings of $23.0 million for fiscal 2009. Our diluted earnings per share were $0.69 for fiscal 2010 as compared to $0.44 for fiscal 2009.

Fiscal 2009 vs. Fiscal 2008

Total revenue and comparable sales for fiscal 2009 decreased 0.9% and 1.2%, respectively as compared to the prior year. The 1.2% decrease in comparable store revenues consisted of a 4.7% increase in comparable service revenue offset by a 2.6% decrease in comparable merchandise sales. While our total revenue figures were favorably impacted by our opening of 25 new stores in fiscal 2009, a new store is not added to our comparable store sales base until it reaches its 13th month of operation.

Total merchandise sales decreased 2.3% to $1,533.6 million compared to $1,569.7 million in fiscal 2008. Total service revenue increased 5.4% to $377.3 million from $358.1 million in the prior year. The decrease in merchandise sales was primarily due to weaker sales in our retail business stemming from less discretionary spending by our customers and lower DIY customer counts. Excluding sales of discretionary products such as generators, electronics and transportation products, our DIY core automotive sales remained relatively flat year over year. Service revenues increased in fiscal 2009 as compared to fiscal 2008 primarily due to increased customer counts.

During fiscal 2009, customer traffic generated by improved store execution, promotional events and an improved hard parts inventory position resulted in an increase in service and commercial customer count. However, total customer count declined as a result of a decrease in DIY customer count. We believe the decrease in retail customer count is due to reduced spending as a result of the current economic environment and our competitors continuing to open new stores as well as the result of the long-term industry decline in the DIY business, as discussed in the "Business" section of our Form 10-K. In addition, we carry a large assortment of more discretionary retail product that is more susceptible to consumer spending deferrals. We continue to believe that providing a differentiated merchandise assortment, better customer experience, low-price value proposition and innovative marketing will stem the overall decline in customer counts and sales over the long-term. In fact, customer count in our DIY space declined at a much lower rate in fiscal 2009 as compared to the prior year and we experienced our first increase in total customer count and sales in our third fiscal quarter since the first quarter of fiscal 2004, and the fourth quarter of fiscal 2006, respectively.

Gross profit from merchandise sales increased by $8.3 million to $448.8 million for fiscal 2009 from $440.5 million in the prior year. Gross profit from merchandise sales increased to 29.3% for fiscal 2009 from 28.1% for fiscal 2008. Gross profit from merchandise sales in fiscal 2009 includes the reversal of inventory accruals of approximately $2.0 million established in the prior year related to our temporarily restricting the sale of certain small engine merchandise that was subject to an ongoing EPA inquiry and a gain from insurance settlements of $0.6 million, mostly offset by an asset impairment charge of $2.2 million as a result of continued declines in real estate values of previously closed locations. In the prior year, gross profit from merchandise sales included an asset impairment charge of $2.8 million and a $3.0 million inventory accrual due to the EPA inquiry referred to above. Excluding these adjustments from both years, gross profit from merchandise sales increased to 29.2% for fiscal 2009 from 28.4% in the prior year. Gross profit from merchandise sales increased despite a 2.3% decrease in merchandise sales as discussed above, primarily as a result of an improvement in inventory shrinkage, lower in-bound freight costs, lower warehousing costs (which declined by 40 basis points to 3.7% of merchandise sales) and lower store occupancy costs (which declined by 20 basis points to 11.4% of merchandise sales.) Warehousing costs declined primarily due to lower out-bound freight costs to stores and occupancy costs declined due to lower building maintenance costs and the elimination of equipment leasing costs.

Gross profit from service revenue increased to 9.9% for fiscal 2009 from 7.0% in fiscal 2008. Gross profit from service revenue increased by $12.4 million, or 49.6%. Both the current year and the prior year gross profit from service revenue included an asset impairment charge related to previously closed stores of $0.7 million and $0.6 million, respectively. Excluding these adjustments from both years, gross profit from service revenues increased to 10.1% for fiscal 2009 from 7.1% in the prior year. The increase in gross profit was primarily due to increased service revenue which resulted in higher absorption of fixed expenses such as occupancy costs and, to a certain extent, labor costs.

Selling, general and administrative expenses, decreased to 22.5% of total revenues in fiscal 2009 from 25.2% in fiscal 2008. Selling, general and administrative expenses decreased $54.8 million or 11.4%. The decrease was primarily due to lower media expense of $21.2 million, lower legal expenses and professional services fees of $13.3 million, reduced payroll and related expenses of $7.5 million, lower travel expenses of $2.3 million and improved general liability claims expense of $1.3 million.

Net gains from the disposition of assets for fiscal 2009 and fiscal 2008 reflect gains of $1.2 million and $9.7 million, respectively, primarily as a result of sale leaseback transactions. The Company completed sale leaseback transactions on four stores during fiscal 2009, as compared to sale leaseback transactions on approximately 70 stores in fiscal 2008.

Interest expense was $21.7 million in fiscal 2009, a decline of $5.3 million compared to the prior year. Fiscal 2009 and 2008 included gains from the retirement of debt of $6.2 million and $3.5 million, respectively. Fiscal 2008 also included a $1.2 million charge for deferred financing costs related to our revolving credit facility that was replaced. Excluding these items, interest expense declined by $1.4 million from fiscal 2008 to fiscal 2009 primarily due to reduced debt levels.

Income tax expense was $13.5 million, or an effective rate of 35.9%, for fiscal 2009 as compared to an income tax benefit of $6.1 million, or an effective rate of 17.6%, for fiscal 2008. The current year effective tax rate includes a benefit of $1.2 million due to the allocation of additional costs to certain jurisdictions thereby reducing past and future tax liabilities. The prior year effective tax rate was impacted by the non-deductibility of certain expenses for tax purposes, the recognition of gain for tax on surrender of life insurance policies and the establishment of a valuation allowance on certain state net operating losses and credits.

Loss from discontinued operations, net of tax, was $1.1 million in fiscal 2009 versus $1.6 million in fiscal 2008. Fiscal 2009 and 2008 included, on a pre-tax basis, impairment charges of $0.2 million and $1.9 million, respectively.

As a result of the foregoing, we reported net earnings of $23.0 million for fiscal 2009, an increase of $53.5 million from our net loss of $30.4 million in fiscal 2008. Our basic and diluted earnings per share were $0.44 for fiscal 2009 as compared to our basic and diluted loss per share of $0.58 in the prior year.

Discontinued Operations

The analysis of our results of continuing operations excludes the operating results of closed stores, where the customer base could not be maintained, which have been classified as discontinued operations for all periods presented.

Industry Comparison

We operate in the U.S. automotive aftermarket, which has two general lines of business: (1) the Service business, defined as Do-It-For-Me (service labor, installed merchandise and tires) and (2) the Retail business, defined as Do-It-Yourself (retail merchandise) and commercial. Generally, specialized automotive retailers focus on either the Service or Retail area of the business. We believe that operation in both the Service and Retail areas positively differentiates us from most of our competitors. Although we manage our performance at a store level in aggregation, we believe that the following presentation, which includes the reclassification of revenue from merchandise that we install in customer vehicles to service center revenue, shows an accurate comparison against competitors within the two sales arenas. We compete in the Retail area of the business through our retail sales floor and commercial sales business. Our Service Center business competes in the Service area of the industry. The following table presents the revenues and gross profit for each area of the business.

	Fiscal Year ended		
(dollar amounts in thousands)	**January 29, 2011**	**January 30, 2010**	**January 31, 2009**
Retail sales[1]	$1,046,772	$1,013,308	$1,058,021
Service center revenue[2]	941,869	897,630	869,767
Total revenues	$1,988,641	$1,910,938	$1,927,788
Gross profit from retail sales[3]	$ 306,176	$ 275,051	$ 273,262
Gross profit from service center revenue[4]	216,176	211,056	192,170
Total gross profit	$ 522,352	$ 486,107	$ 465,432

(1) Excludes revenues from installed products.

(2) Includes revenues from installed products.

(3) Gross profit from retail sales includes the cost of products sold, buying, warehousing and store occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(4) Gross profit from service center revenue includes the cost of installed products sold, buying, warehousing, service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

CAPITAL & LIQUIDITY

Capital Resources and Needs

Our cash requirements arise principally from (1) the purchase of inventory and capital expenditures related to existing and new stores, offices and distribution centers, (2) debt service and (3) contractual obligations. Cash flows realized through the sales of automotive services, tires, parts and accessories are our primary source of liquidity. Net cash provided by operating activities was $117.2 million for fiscal 2010, as compared to $87.2 million for fiscal 2009. The $30.0 million improvement was due to increased net earnings (net of non-cash adjustments) of $24.9 million and a favorable change in operating assets and liabilities of $5.9 million, offset by an increase in cash used in discontinued operations of $0.9 million. The change in operating assets and liabilities was primarily due to a favorable change in merchandise inventories net of accounts payable of $4.8 million. Taking into consideration changes in our trade payable program liability (shown as cash flows from financing activities on the consolidated statement of cash flows), inventory net of accounts payable improved by $24.8 million primarily due to increased inventory purchases and an improvement in our vendor trade payable terms. The ratio of accounts payable, including our trade payable program, to inventory was 47.3% at January 29, 2011, and 42.4% at January 30, 2010. The favorable change in all other long-term assets and liabilities was due to increased accruals for payroll tax in the current year due to timing of payments to taxing authorities mostly offset by a discretionary contribution to our defined benefit pension plan of $5.0 million (see Note 13 to the consolidated financial statements) in the current year.

Cash used in investing activities was $72.1 million for fiscal 2010 as compared to $29.9 million for fiscal 2009. Capital expenditures were $70.3 million and $43.2 million, for fiscal 2010 and fiscal 2009, respectively. Capital expenditures for fiscal 2010, in addition to our regularly-scheduled store and distribution center improvements, included the addition of seven new Supercenters and 28 new Service & Tire Centers and the upgrade of our store systems hardware. During fiscal 2010, we sold seven properties classified as held for disposal for net proceeds of $4.3 million, of which $0.6 million is included in discontinued operations, completed one sale leaseback transaction for net proceeds of $1.6 million and received $2.1 million in net settlement proceeds from the disposition of a previously closed property. During fiscal 2009, we sold four properties classified as held for disposal for net proceeds of $3.6 million, of which $1.8 million is reported in discontinued operations, and completed four leaseback transactions for net proceeds of $12.9 million. During fiscal 2009, we acquired substantially all of the assets (other than real property) of Florida Tire, Inc. for $2.7 million. In connection with the acquisition, we recorded a contingent liability of $1.7 million, of which $0.3 million was paid in fiscal 2010. During fiscal 2010, we used $9.6 million as collateral for retained liabilities included within existing insurance programs in lieu of previously outstanding letters of credit. This collateral is recorded within Other Long-Term Assets on the Consolidated Balance Sheet as of January 29, 2011.

Our targeted capital expenditures for fiscal 2011 are expected to be approximately $80.0 million. Our fiscal 2011 capital expenditures include the addition of approximately 50 Service & Tire Centers, five Supercenters and the conversion of 24 Supercenters into Superhubs. These expenditures are expected to be funded by cash on hand and net cash generated from operating activities. Additional capacity, if needed, exists under our existing line of credit.

In fiscal 2010, cash provided by financing activities was $5.8 million, as compared to cash used in financing activities of $39.4 million in the prior year. The $45.2 million improvement was primarily due to increased net borrowings under our trade payable program of $20.0 million combined with the net repayment, in fiscal 2009, of $23.9 million of borrowings under our credit facility. The trade payable program is funded by various bank participants who have the ability, but not the obligation, to purchase, directly from our vendors, account receivables owed by Pep Boys. In fiscal 2010, we increased the availability under this financing program to $100.0 million from $50.0 million in fiscal 2009. As of January 29, 2011 and January 30, 2010, we had an outstanding balance (classified as trade payable program liability on the consolidated balance sheet) of $56.3 million and $34.1 million, respectively. Additionally, in fiscal 2010, we repurchased $10.0 million of our outstanding 7.50% Senior Subordinated Notes for $10.2 million. In fiscal 2009 we repurchased $17.0 million of the 7.50% Senior Subordinated Notes for $10.7 million.

We anticipate that cash on hand and cash generated by operating activities will exceed our expected cash requirements in fiscal year 2010. In addition, we expect to have excess availability under our existing revolving credit agreement during the entirety of fiscal year 2011. As of January 29, 2011, we had no borrowings on our revolving credit facility and undrawn availability of $138.2 million.

Our working capital was $203.4 million and $205.5 million at January 29, 2011 and January 30, 2010, respectively. Our long-term debt less current maturities, as a percentage of our total capitalization, was 38.2% and 40.9% at January 29, 2011 and January 30, 2010, respectively.

Contractual Obligations

The following chart represents our total contractual obligations and commercial commitments as of January 29, 2011:

Contractual Obligations	Total	Within 1 year	From 1 to 3 years	From 3 to 5 years	After 5 years
		(dollars amounts in thousands)			
Long-term debt[1]	$ 296,201	$ 1,079	$147,557	$147,565	$ —
Operating leases	747,617	86,730	166,052	147,435	347,400
Expected scheduled interest payments on long-term debt	71,526	21,498	40,234	9,794	—
Other long-term obligations[2]	20,830	—	—	—	—
Total contractual obligations	$1,136,174	$109,307	$353,843	$304,794	$347,400

(1) Long-term debt includes current maturities.

(2) Primarily includes pension obligation of $12.4 million, income tax liabilities and asset retirement obligations. We made voluntary contributions of $5.0 million and $19.9 million to our pension plans in fiscal 2010 and 2008, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. See Note 13 of the Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans. The above table does not reflect the timing of projected settlements for our recorded asset retirement obligation costs of $5.6 million, income tax liabilities of $2.8 million and pension obligation of $12.4 million because we cannot make a reliable estimate of the timing of the related cash payments.

Commercial Commitments	Total	Within 1 year	From 1 to 3 years	From 3 to 5 years	After 5 years
		(dollar amounts in thousands)			
Commercial letters of credit	$ 259	$ 259	$ —	$—	$—
Standby letters of credit	107,583	107,331	252	—	—
Surety bonds	10,256	10,256	—	—	—
Purchase obligations[1][2]	5,048	5,048	—	—	—
Total commercial commitments	$123,146	$122,894	$252	$—	$—

(1) Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time. We currently do not have minimum purchase commitments under our vendor supply agreements and generally, our open purchase orders (orders that have not been shipped) are not binding agreements. Those purchase obligations that are in transit from our vendors at January 29, 2011 that we do not have legal title to are considered commercial commitments.

(2) In fiscal 2010, we entered into a commercial commitment to purchase 1.5 million gallons of oil products at various prices over a one-year period. At January 29, 2011, we expect to meet the cumulative minimum purchase requirements under this contract and to completely satisfy and terminate this contract during fiscal 2011.

Long-term Debt

7.50% Senior Subordinated Notes, due December 2014

On December 14, 2004, we issued $200.0 million aggregate principal amount of 7.50% Senior Subordinated Notes (the "Notes") due December 15, 2014. During fiscal 2010 and 2009, the Company repurchased Notes in the principal amount of $10.0 million and $17.0 million, respectively. On January 29, 2011, the outstanding balance of these Notes was $147.6 million.

Senior Secured Term Loan Facility, due October 2013

Our Senior Secured Term Loan (the "Term Loan") is due October, 2013. This facility is secured by a collateral pool consisting of real property and improvements associated with our stores, which is adjusted periodically based upon real estate values and borrowing levels. Interest accrues at the London Interbank Offered Rate (LIBOR) plus 2.0% on this facility.

As of January 29, 2011, 126 stores collateralized the Senior Secured Term Loan. The outstanding balance under the Term Loan at the end of fiscal 2010 was $148.6 million. The $1.1 million decline in the outstanding balance was due to quarterly principal payments of $0.3 million.

Revolving Credit Agreement, through January 2014

On January 16, 2009, we entered into a Revolving Credit Agreement (the "Agreement") with available borrowings up to $300.0 million. Our ability to borrow under the Revolving Credit Agreement is based on a specific borrowing base consisting of inventory and accounts receivable. Total incurred fees of $6.8 million were capitalized and are being amortized over the five year life of the facility. The interest rate on this credit line is LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the Agreement. Fees based on the unused portion of the Agreement range from 37.5 to 75.0 basis points. As of January 29, 2011, there were no outstanding borrowings under the Agreement.

The weighted average interest rate on all debt borrowings during fiscal 2010 and 2009 was 6.3% and 4.2%, respectively.

Other Matters

Several of our debt agreements require compliance with covenants. The most restrictive of these requirements is contained in our Revolving Credit Agreement. During any period when the availability under the Revolving Credit Agreement drops below the greater of $50.0 million or 17.5% of the borrowing base, we are required to maintain a consolidated fixed charge coverage ratio of at least 1.1:1.0, calculated as the ratio of (a) EBITDA (net income plus interest charges, provision for taxes, depreciation and amortization expense, non-cash stock compensation expenses and other non-recurring, non-cash items) minus capital expenditures and income taxes paid to (b) the sum of debt service charges and restricted payments made. The failure to satisfy this covenant would constitute an event of default under the Revolving Credit Agreement, which would result in a cross-default under our 7.50% Senior Subordinated Notes and Senior Secured Term Loan.

As of January 29, 2011, the Company had no borrowings outstanding under the Revolving Credit Agreement, additional availability of approximately $138.2 million and was in compliance with its financial covenants.

Other Contractual Obligations

We have a vendor financing program which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by us directly from our vendors. The total availability under the new program was $100.0 million as of January 29, 2011. There was an outstanding balance of $56.3 million and $34.1 million under this program as of January 29, 2011 and January 30, 2010, respectively.

We have letter of credit arrangements in connection with our risk management, import merchandising and vendor financing programs. We were contingently liable for $0.3 million in outstanding commercial letters of credit as of January 29, 2011, and $107.6 million and $103.3 million in outstanding standby letters of credit as of January 29, 2011 and January 30, 2010, respectively.

We are also contingently liable for surety bonds in the amount of approximately $10.3 million and $10.2 million as of January 29, 2011 and January 30, 2010, respectively. The surety bonds guarantee certain of our payments (for example utilities, easement repairs, licensing requirements and customs fees).

Off-balance Sheet Arrangements

We lease certain property and equipment under operating leases and lease financings which contain renewal and escalation clauses, step rent provisions, capital improvements funding and other lease concessions. These provisions are considered in the calculation of our minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. Any lease payments that are based upon an existing index or rate are included in our minimum lease payment calculations. Total operating lease commitments as of January 29, 2011 were $747.6 million.

Pension and Retirement Plans

The Company has a Supplemental Executive Retirement Plan (SERP). This unfunded plan had a defined benefit component that provided key employees designated by the Board of Directors with retirement and death benefits. Retirement benefits were based on salary and bonuses; death benefits were based on salary. Benefits paid to a participant under the defined pension plan are deducted from the benefits otherwise payable under the defined benefit portion of the SERP. On January 31, 2004, we amended and restated our SERP. This amendment converted the defined benefit portion of the SERP to a defined contribution portion for certain unvested participants and all future participants. On December 31, 2008, the Company terminated the defined benefit portion of the SERP with a $14.4 million payment and recorded a charge of $6.0 million. The SERP currently consists of only the defined contribution plan which we refer to as our "Account Plan."

The Company has a qualified 401(k) savings plan and a separate savings plan for employees residing in Puerto Rico, which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. For fiscal 2010 and 2009, the Company's contributions were conditional upon the achievement of certain pre-established financial performance goals which were met. The Company's savings plans' contribution expense was $3.0 million, $3.1 million and $3.3 million in fiscal 2010, 2009 and 2008, respectively.

We also have a defined benefit pension plan covering our full-time employees hired on or before February 1, 1992. As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefits payments. Pension plan assets are stated at fair market value and are composed primarily of money market funds and collective trust funds primarily invested in equity and fixed income investments.

The expense under these plans for fiscal 2010, 2009 and 2008 was $6.3 million, $6.4 million and $11.9 million, respectively. The fiscal 2008 pension expense includes a SERP settlement charge of $6.0 million. Pension expense is calculated based upon a number of actuarial assumptions, including an expected return on plan assets of 6.95% and a discount rate of 6.1%. In developing the expected return on asset assumptions, we evaluated input from our actuaries, including their review of asset class return expectations. The discount rate utilized for the pension plans is based on a model bond portfolio with durations that match the expected payment patterns of the plans. We continue to evaluate our actuarial assumptions and make adjustments as necessary for the existing plans. While we had no minimum funding requirement during fiscal 2010, we made a $5.0 million discretionary contribution to the defined benefit pension plan in October 2010. In fiscal 2008, we contributed an aggregate of $19.9 million to our pension plans to fund the retirement obligations and for the termination of the defined benefit portion of the SERP. Based upon the current status of the plans, we do not expect to make any cash contributions in fiscal 2011. See Note 13 of Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, restructuring costs, retirement benefits, share-based compensation, risk participation agreements, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following represent our more critical estimates and assumptions used in the preparation of the consolidated financial statements:

- Inventory is stated at lower of cost, as determined under the last-in, first-out (LIFO) method, or market. Our inventory, consisting primarily of auto parts and accessories, is used on vehicles typically having longer lives. Because of this, along with our historical experience of returning most excess inventory to our vendors for full credit, the risk of obsolescence is minimal. We establish a reserve for excess inventory for instances where less than full credit will be received for such returns and where we anticipate items will be sold at retail prices that are less than recorded costs. The reserve is based on management's judgment, including estimates and assumptions regarding marketability of products, the market value of inventory to be sold in future periods and on historical experiences where we received less than full credit from vendors for product returns.

  In fiscal 2010, we reduced our reserve for excess inventory by $5.9 million to $5.4 million from $11.3 million primarily due to improvement in inventory management practices, including timely return of product to vendors for full credit. However, in future periods we may be exposed to material losses should our vendors alter their policy with regard to accepting excess inventory returns.

  A 10% difference in our inventory reserves as of January 29 2011, would have affected net income by approximately $0.3 million in fiscal 2010.

- We record reserves for future sales returns, customer incentives, warranty claims and inventory shrinkage. The reserves are based on expected returns of products and historical claims and inventory shrinkage experience. If actual experience differs from historical levels, revisions in our estimates may be required. A 10% change in these reserves at January 29, 2011 would have affected net earnings by approximately $0.8 million for fiscal 2010.

- We have risk participation arrangements with respect to workers' compensation, general liability, automobile liability, other casualty coverages and health care insurance, including stop loss coverage with third party insurers to limit our total exposure. A reserve for the liabilities associated with these agreements is established using generally accepted actuarial methods followed in the insurance industry and our historical claims experience. The amounts included in our costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs. A 10% change in our self-insurance liabilities at January 29, 2011 would have affected net earnings by approximately $4.5 million for fiscal 2010.

- We have significant pension costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets and mortality rates. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension costs or liabilities may occur in the future due to changes in the assumptions. The following table highlights the sensitivity of our pension obligation and expense to changes in these assumptions, assuming all other assumptions remain constant:

Change in Assumption (dollars in thousands)	Impact on Annual Pension Expense	Impact on Projected Benefit Obligation
0.50 percentage point decrease in discount rate	Increase $405	Increase $3,095
0.50 percentage point increase in discount rate	Decrease $405	Decrease $3,095
5.00 percentage point decrease in expected rate of return on assets	Increase $135	—
5.00 percentage point increase in expected rate of return on assets	Decrease $135	—

- We periodically evaluate our long-lived assets for indicators of impairment. Management's judgments, including judgments related to store cash flows, are based on market and operating conditions at the time of evaluation. Future events could cause management's conclusion on impairment to change, requiring an adjustment of these assets to their then current fair market value.

- We have a share-based compensation plan, which includes stock options and restricted stock units, or RSUs. We account for our share-based compensation plans on a fair value basis. We determine the fair value of our stock options at the date of the grant using the Black-Scholes option-pricing model. The RSUs are awarded at a price equal to the market price of our underlying stock on the date of the grant. In situations where we have granted stock options and RSUs with market conditions, we have used Monte Carlo simulations in estimating the fair value of the award. The pricing model and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include the expected life of stock options, expected stock price volatility, future employee stock option exercise behaviors and the estimate of award forfeitures. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are different from these assumptions, the share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-based compensation. In addition, significant changes in these assumptions could materially impact our share-based compensation expense on future awards. A 10% change in our share-based compensation expense for fiscal 2010 would have affected net earnings by approximately $0.2 million.

- We are required to estimate our income taxes in each of the jurisdictions in which we operate. This requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. We determine our provision for income taxes based on federal and state tax laws and regulations currently in effect. Legislation changes currently proposed by certain states in which we operate, if enacted, could increase our transactions or activities subject to tax. Any such legislation that becomes law could result in an increase in our state income tax expense and our state income taxes paid, which could have a material effect on our net earnings.

At any one time our tax returns for many tax years are subject to examination by U.S. Federal, commonwealth, and state taxing jurisdictions. For income tax benefits related to uncertain tax positions to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not to be sustained. We adjust these tax liabilities, as well as the related interest and penalties, based on the latest facts and circumstances, including recently published rulings, court cases, and outcomes of tax audits. To the extent our actual tax liability differs from our established tax liabilities for unrecognized tax benefits, our effective tax rate may be materially impacted. While it is often difficult to predict the final outcome of, the timing of, or the tax treatment of any particular tax position or deduction, we believe that our tax balances reflect the more-likely-than-not outcome of known tax contingencies.

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not more-likely-than-not, we must establish a valuation allowance. To the extent we establish a valuation allowance or change the allowance in a future period, income tax expense will be impacted. Actual results could differ from this assessment if adequate taxable income is not generated in future periods from either operations or projected tax planning strategies. We had net deferred tax assets of $9.7 million at January 29, 2011.

RECENT ACCOUNTING STANDARDS

In March 2007, the FASB issued guidance on accounting for split dollar life insurance arrangements which was included in ASC 718 "Compensation—Stock Compensation." This ASC provides guidance on determining whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded. ASC 718 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. The original guidance for accounting for split dollar life insurance arrangements was effective for fiscal years beginning after December 15, 2007. The adoption of ASC 718 resulted in a $1.2 million net of tax charge to retained earnings on February 3, 2008.

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13 "Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force," ("ASU 2009-13"). This update eliminates the residual method of allocation and requires that consideration be allocated to all deliverables using the relative selling price method. ASU 2009-13 is effective for material revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASU 2009-13 did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06 "Fair Value Measurements—Improving Disclosures on Fair Value Measurements" ("ASU 2010-06"). This guidance requires new disclosures surrounding transfers in and out of level 1 or 2 in the fair value hierarchy and also requires that the reconciliation of level 3 inputs includes separately reported information on purchases, sales, issuances and settlements. The increased disclosures should be reported for each class of assets or liabilities.

ASU 2010-06 also clarifies existing disclosures for the level of disaggregating, disclosures about valuation techniques and inputs used to determine level 2 or 3 fair value measurements and includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances or settlements in the roll forward activity for level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 "Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations" (ASU 2010-29). This accounting standard update clarifies that SEC registrants presenting comparative financial statements should disclose in their pro forma information revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company does not believe the adoption of those requirements of ASU 2010-29 will have a material impact on the consolidated results of operations and financial condition.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has market rate exposure in its financial instruments due to changes in interest rates and prices.

Variable and Fixed Rate Debt

The Company's Revolving Credit Agreement bears interest at LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the facility. At January 29, 2011, there were no outstanding borrowings under the agreement. Additionally, the Company has a Senior Secured Term Loan facility with a balance of $148.6 million at January 29, 2011, that bears interest at three month LIBOR plus 2.00%. Excluding our interest rate swap, a one percent change in the LIBOR rate would have affected net earnings by approximately $1.0 million for fiscal 2010. The risk related to changes in the three month LIBOR rate are substantially mitigated by our interest rate swap.

At January 29, 2011, the fair value of the Company's fixed rate debt instruments, principally the $147.6 million 7.50% Senior Subordinated Notes, due December 15, 2014, was $149.8 million. At January 30, 2010, the fair value of the Company's fixed rate debt instruments, principally the $157.6 million 7.50% Senior Subordinated Notes, due December 15, 2014, was $148.9 million. The Company determines fair value on its fixed rate debt by using quoted market prices and current interest rates.

Interest Rate Swaps

The Company entered into an interest rate swap for a notional amount of $145.0 million that is designated as a cash flow hedge on the first $145.0 million of the Company's Senior Secured Term Loan facility. The interest rate swap converts the variable LIBOR portion of the interest payments to a fixed rate of 5.036% and terminates in October 2013. As of January 29, 2011 and January 30, 2010, the fair value of the swap was a net $16.4 million payable recorded within other long-term liabilities on the balance sheet.

Other

In the second quarter of fiscal 2010, the Company entered into a price stability agreement ("Agreement") that is also designated as a cash flow hedge. This Agreement is intended to hedge the price risks associated with the market volatility of retail gasoline. This hedge is deemed to be fully effective and all adjustments in the hedge's fair value have been recorded to accumulated other comprehensive loss. The effect of this Agreement on the Company's condensed consolidated financial statements is immaterial. This Agreement expired on January 31, 2011.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack
Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheets of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 29, 2011 and January 30, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 29, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys—Manny, Moe & Jack and subsidiaries as of January 29, 2011 and January 30, 2010, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 11, 2011

CONSOLIDATED BALANCE SHEETS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

	January 29, 2011	January 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 90,240	$ 39,326
Accounts receivable, less allowance for uncollectible accounts of $1,551 and $1,488	19,540	22,983
Merchandise inventories	564,402	559,118
Prepaid expenses	28,542	24,784
Other current assets	60,337	65,428
Assets held for disposal	475	4,438
Total current assets	763,536	716,077
Property and equipment—net	700,981	706,450
Deferred income taxes	66,019	58,171
Other long-term assets	26,136	18,388
Total assets	$1,556,672	$1,499,086
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 210,440	$ 202,974
Trade payable program liability	56,287	34,099
Accrued expenses	236,028	242,416
Deferred income taxes	56,335	29,984
Current maturities of long-term debt	1,079	1,079
Total current liabilities	560,169	510,552
Long-term debt less current maturities	295,122	306,201
Other long-term liabilities	70,046	73,933
Deferred gain from asset sales	152,875	165,105
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $1 per share: authorized 500,000,000 shares; issued 68,557,041 shares	68,557	68,557
Additional paid-in capital	295,361	293,810
Retained earnings	402,600	374,836
Accumulated other comprehensive loss	(17,028)	(17,691)
Treasury stock, at cost—15,971,910 shares and 16,164,074 shares	(271,030)	(276,217)
Total stockholders' equity	478,460	443,295
Total liabilities and stockholders' equity	$1,556,672	$1,499,086

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
The Pep Boys—Manny, Moe & Jack and Subsidiaries
(dollar amounts in thousands, except per share data)

Year ended	January 29, 2011	January 30, 2010	January 31, 2009
Merchandise sales	$1,598,168	$1,533,619	$1,569,664
Service revenue	390,473	377,319	358,124
Total revenues	1,988,641	1,910,938	1,927,788
Costs of merchandise sales	1,110,380	1,084,804	1,129,162
Costs of service revenue	355,909	340,027	333,194
Total costs of revenues	1,466,289	1,424,831	1,462,356
Gross profit from merchandise sales	487,788	448,815	440,502
Gross profit from service revenue	34,564	37,292	24,930
Total gross profit	522,352	486,107	465,432
Selling, general and administrative expenses	442,239	430,261	485,044
Net gain from disposition of assets	2,467	1,213	9,716
Operating profit (loss)	82,580	57,059	(9,896)
Non-operating income	2,609	2,261	1,967
Interest expense	26,745	21,704	27,048
Earnings (loss) from continuing operations before income taxes and discontinued operations	58,444	37,616	(34,977)
Income tax expense (benefit)	21,273	13,503	(6,139)
Earnings (loss) from continuing operations before discontinued operations	37,171	24,113	(28,838)
Loss from discontinued operations, net of tax benefit of $(291), $(580) and $(857)	(540)	(1,077)	(1,591)
Net earnings (loss)	$ 36,631	$ 23,036	$ (30,429)
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations before discontinued operations	$ 0.71	$ 0.46	$ (0.55)
Loss from discontinued operations, net of tax	(0.01)	(0.02)	(0.03)
Basic earnings (loss) per share	$ 0.70	$ 0.44	$ (0.58)
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations before discontinued operations	$ 0.70	$ 0.46	$ (0.55)
Loss from discontinued operations, net of tax	(0.01)	(0.02)	(0.03)
Diluted earnings (loss) per share	$ 0.69	$ 0.44	$ (0.58)

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Benefit Trust	Total Stockholders' Equity
	Shares	Amount			Shares	Amount			
Balance, February 2, 2008	68,557,041	$68,557	$296,074	$406,819	(14,609,094)	$(227,291)	$(14,183)	$(59,264)	$470,712
Effect of Split Dollar accounting, net of tax				(1,165)					(1,165)
Comprehensive loss:									
Net loss				(30,429)					(30,429)
Changes in net unrecognized other postretirement benefit costs, net of tax of ($566)							(958)		(958)
Fair market value adjustment on derivatives, net of tax of ($1,734)							(2,934)		(2,934)
Total comprehensive loss									(34,321)
Cash dividends ($.27 per share)				(14,111)					(14,111)
Effect of stock options and related tax benefits			(1,154)	(37)	3,750	60			(1,131)
Effect of restricted stock unit conversions			(4,935)		279,458	4,512			(423)
Stock compensation expense			2,743						2,743
Dividend reinvestment plan				(2,407)	201,865	3,259			852
Balance, January 31, 2009	68,557,041	68,557	292,728	358,670	(14,124,021)	(219,460)	(18,075)	(59,264)	423,156
Comprehensive income:									
Net earnings				23,036					23,036
Changes in net unrecognized other postretirement benefit costs, net of tax of $352							595		595
Fair market value adjustment on derivatives, net of tax of ($125)							(211)		(211)
Total comprehensive income									23,420
Cash dividends ($.12 per share)				(6,286)					(6,286)
Reclassification of Benefits Trust					(2,195,270)	(59,264)		59,264	—
Effect of stock options and related tax benefits				(209)	22,000	355			146
Effect of restricted stock unit conversions			(1,493)		81,726	1,321			(172)
Stock compensation expense			2,575						2,575
Dividend reinvestment plan				(375)	51,491	831			456
Balance, January 30, 2010	68,557,041	68,557	293,810	374,836	(16,164,074)	(276,217)	(17,691)	—	443,295
Comprehensive income:									
Net earnings				36,631					36,631
Changes in net unrecognized other postretirement benefit costs, net of tax of $344							582		582
Fair market value adjustment on derivatives, net of tax of $48							81		81
Total comprehensive income									37,294
Cash dividends ($.12 per share)				(6,323)					(6,323)
Effect of stock options and related tax benefits				(2,023)	96,590	2,608			585
Effect of restricted stock unit conversions			(1,946)		61,042	1,647			(299)
Stock compensation expense			3,497						3,497
Dividend reinvestment plan				(521)	34,532	932			411
Balance, January 29, 2011	68,557,041	$68,557	$295,361	$402,600	(15,971,910)	$(271,030)	$(17,028)	$ —	$478,460

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands)

	Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Cash flows from operating activities:			
Net earnings (loss)	$ 36,631	$ 23,036	$ (30,429)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) continuing operations:			
Net loss from discontinued operations	540	1,077	1,591
Depreciation and amortization	74,151	70,529	73,207
Amortization of deferred gain from asset sales	(12,602)	(12,325)	(10,285)
Stock compensation expense	3,497	2,575	2,743
Loss (gain) from debt retirement	200	(6,248)	(3,460)
Deferred income taxes	18,572	13,446	(6,258)
Net gain from dispositions of assets	(2,467)	(1,213)	(9,716)
Loss from asset impairment	970	2,884	3,427
Other	(479)	345	537
Changes in operating assets and liabilities:			
Decrease in accounts receivable, prepaid expenses and other	7,060	7,175	23,904
(Increase) decrease in merchandise inventories	(5,284)	7,039	(3,779)
Increase (decrease) in accounts payable	7,466	(9,640)	(33,083)
Decrease in accrued expenses	(8,394)	(13,238)	(34,993)
(Decrease) increase in other long-term liabilities	(1,200)	2,384	(11,992)
Net cash provided by (used in) continuing operations	118,661	87,826	(38,586)
Net cash used in discontinued operations	(1,466)	(603)	(921)
Net cash provided by (used in) operating activities	117,195	87,223	(39,507)
Cash flows from investing activities:			
Cash paid for master lease property	—	—	(117,121)
Cash paid for property and equipment	(70,252)	(43,214)	(34,762)
Proceeds from dispositions of assets	7,515	14,776	210,635
Life insurance proceeds received	—	—	15,588
Acquisition of Florida Tire, Inc.	(288)	(2,695)	—
Collateral investment and other	(9,638)	(500)	—
Net cash (used in) provided by continuing operations	(72,663)	(31,633)	74,340
Net cash provided by discontinued operations	569	1,762	4,386
Net cash (used in) provided by investing activities	(72,094)	(29,871)	78,726
Cash flows from financing activities:			
Borrowings under line of credit agreements	21,795	249,704	205,162
Payments under line of credit agreements	(21,795)	(273,566)	(223,345)
Borrowings on trade payable program liability	347,068	192,324	196,680
Payments on trade payable program liability	(324,880)	(190,155)	(179,004)
Payments for finance issuance costs	—	—	(6,936)
Proceeds from lease financing	—	—	8,661
Long-term debt and capital lease obligation payments	(11,279)	(11,990)	(26,798)
Dividends paid	(6,323)	(6,286)	(14,111)
Other	1,227	611	878
Net cash provided by (used in) financing activities	5,813	(39,358)	(38,813)
Net increase in cash and cash equivalents	50,914	17,994	406
Cash and cash equivalents at beginning of year	39,326	21,332	20,926
Cash and cash equivalents at end of year	$ 90,240	$ 39,326	$ 21,332
Supplemental cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 23,098	$ 24,509	$ 26,548
Cash received from income tax refunds	$ 195	$ 921	$ —
Cash paid for income taxes	$ 890	$ 4,768	$ 1,330
Non-cash investing activities:			
Accrued purchases of property and equipment	$ 2,926	$ 1,738	$ 1,214

See notes to the consolidated financial statements

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 29, 2011, January 30, 2010 and January 31, 2009

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the Company's financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, as well as the disclosure of contingent assets and liabilities and other related disclosures. The Company bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of the Company's assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and the Company includes any revisions to its estimates in the results for the period in which the actual amounts become known.

The Company believes the significant accounting policies described below affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. Accordingly, these are the policies the Company believes are the most critical to aid in fully understanding and evaluating the historical consolidated financial condition and results of operations.

BUSINESS The Company operates in the U.S. automotive aftermarket, which has two general lines of business: (1) the Service business, defined as Do-It-For-Me, or "DIFM" (service labor, installed merchandise and tires) and (2) the Retail business, defined as Do-It-Yourself, or "DIY" (retail merchandise) and commercial. The Company's primary store format is the Supercenter, which houses both retail and repair services in one building. The Company currently operates stores in 35 states and Puerto Rico.

FISCAL YEAR END The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal 2010, which ended January 29, 2011, fiscal 2009, which ended January 30, 2010, and fiscal 2008 which ended January 31, 2009 were all comprised of 52 weeks.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS Cash equivalents include all short-term, highly liquid investments with an initial maturity of three months or less when purchased. All credit and debit card transactions that settle in less than seven days are also classified as cash and cash equivalents.

ACCOUNTS RECEIVABLE Accounts receivable are primarily comprised of amounts due from commercial customers. The Company records an allowance for doubtful accounts based upon an evaluation of the credit worthiness of its customers. The allowance is reviewed for adequacy at least quarterly, and adjusted as necessary. Specific accounts are written off against the allowance when management determines the account is uncollectible.

MERCHANDISE INVENTORIES Merchandise inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of costing inventory had been used by the Company, inventory would have been $486.0 million

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and $482.0 million as of January 29, 2011 and January 30, 2010, respectively. During fiscal 2010, 2009 and 2008, the effect of LIFO layer liquidations on gross profit was immaterial.

The Company's inventory, consisting primarily of auto parts and accessories, is used on vehicles typically having longer lives. Because of this, along with the Company's historical experience of returning excess inventory to the Company's vendors for full credit, the risk of obsolescence is minimal. The Company establishes a reserve for excess inventory for instances where less than full credit will be received for such returns and where the Company anticipates items will be sold at retail prices that are less than recorded costs. The reserve is based on management's judgment, including estimates and assumptions regarding marketability of products, the market value of inventory to be sold in future periods and on historical experiences where the Company received less than full credit from vendors for product returns.

In fiscal 2010, the Company reduced its reserve for excess inventory by $5.9 million to $5.4 million from $11.3 million primarily due to improved inventory management, including timely return of excess product to vendors for credit. However, in future periods the Company may be exposed to material losses should the Company's vendors alter their policy with regard to accepting excess inventory returns.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years, and furniture, fixtures and equipment, 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is included in the determination of net income. Property and equipment information follows:

(dollar amounts in thousands)	January 29, 2011	January 30, 2010
Land	$ 204,023	$ 204,709
Buildings and improvements	848,268	826,804
Furniture, fixtures and equipment	685,481	695,072
Construction in progress	8,781	1,550
Accumulated depreciation and amortization	(1,045,572)	(1,021,685)
Property and equipment—net	$ 700,981	$ 706,450

LEASES The Company amortizes leasehold improvements over the lesser of the lease term or the economic life of those assets. Generally, for stores the lease term is the base lease term and for distribution centers the lease term includes the base lease term plus certain renewal option periods for which renewal is reasonably assured and for which failure to exercise the renewal option would result in an economic penalty to the Company. The calculation of straight-line rent expense is based on the same lease term with consideration for step rent provisions, escalation clauses, rent holidays and other lease concessions. The Company expenses rent during the construction or build-out phase of the lease.

SOFTWARE CAPITALIZATION The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred.

TRADE PAYABLE PROGRAM LIABILITY In April 2009, the Company replaced the previously existing trade payable program with a new program which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by the Company directly from its vendors. The Company, in turn, makes the regularly scheduled full vendor payments to the bank participants.

INCOME TAXES The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

The Company recognizes taxes payable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income. To the extent the Company believes it is more likely than not that the asset will not be recoverable, a valuation allowance must be established. To the extent the Company establishes a valuation allowance or changes the allowance in a future period, income tax expense will be impacted.

In evaluating income tax positions, the Company records liabilities for potential exposures. These tax liabilities are adjusted in the period actual developments give rise to such change. Those developments could be, but are not limited to, settlement of tax audits, expiration of the statute of limitations, and changes in the tax code and regulations, along with varying application of tax policy and administration within those jurisdictions. Refer to Note 8 for further discussion of income taxes and changes in unrecognized tax benefit during fiscal 2010.

SALES TAXES The Company presents sales net of sales taxes in its consolidated statements of operations.

REVENUE RECOGNITION The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the product is delivered to the customer. Service revenues are recognized upon completion of the service. Service revenue consists of the labor charged for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials. The Company records revenue net of an allowance for estimated future returns. The Company establishes reserves for sales returns and allowances based on current sales levels and historical return rates. Revenue from gift card sales is recognized upon gift card redemption. The Company's gift cards do not have expiration dates. The Company recognizes breakage on gift cards when, among other things, sufficient gift card history is available to estimate potential breakage and the Company determines there are no legal obligations to remit the value of unredeemed gift cards to the relevant jurisdictions. Estimated breakage revenue is immaterial for all periods presented.

In the first quarter of fiscal 2009, the Company launched a Customer Loyalty program. The program allows members to earn points for each qualifying purchase. Points earned allow members to

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

receive a certificate that may be redeemed on future purchases within 90 days of issuance. The retail value of points earned by loyalty program members is included in accrued liabilities as deferred income and recorded as a reduction of revenue at the time the points are earned, based on the historic and projected rate of redemption. The Company recognizes deferred revenue and the cost of the free products distributed to loyalty program members when the awards are redeemed. The cost of the free products distributed to program members is recorded within costs of revenues.

A portion of the Company's transactions includes the sale of auto parts that contain a core component. These components represent the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount upon the customer returning a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned by the customer.

COSTS OF REVENUES Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits, service center occupancy costs and cost of providing free or discounted towing services to customers. Occupancy costs include utilities, rents, real estate and property taxes, repairs, maintenance, depreciation and amortization expenses.

VENDOR SUPPORT FUNDS The Company receives various incentives in the form of discounts and allowances from its vendors based on purchases or for services that the Company provides to the vendors. These incentives received from vendors include rebates, allowances and promotional funds and are generally based upon a percentage of the gross amount purchased. Funds are recorded when title of goods purchased have transferred to the Company as the amount is known and not contingent on future events. The amount of funds to be received are subject to vendor agreements and ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company.

Generally vendor support funds are earned based on purchases or product sales. These incentives are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold. Certain vendor allowances are used exclusively for promotions and to offset certain other direct expenses if the Company determines the allowances are for specific, identifiable incremental expenses. Such allowances were immaterial for all periods presented.

WARRANTY RESERVE The Company provides warranties for both its merchandise sales and service labor. Warranties for merchandise are generally covered by the respective vendors, with the Company covering any costs above the vendor's stipulated allowance. Service labor is warranted in full by the Company for a limited specific time period. The Company establishes its warranty reserves based on historical experience. These costs are included in either costs of merchandise sales or costs of service revenue in the consolidated statement of operations.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The reserve for warranty activity for the years ended January 29, 2011 and January 30, 2010, respectively, are as follows:

(dollar amounts in thousands)	
Balance, January 31, 2009	$ 797
Additions related to sales in the current year	15,572
Warranty costs incurred in the current year	(15,675)
Balance, January 30, 2010	694
Additions related to sales in the current year	12,261
Warranty costs incurred in the current year	(12,282)
Balance, January 29,2011	$ 673

ADVERTISING The Company expenses the costs of advertising the first time the advertising takes place. Gross advertising expense for fiscal 2010, 2009 and 2008 was $57.5 million, $52.6 million and $73.7 million, respectively, and is recorded in selling, general and administrative expenses. No advertising costs were recorded as assets as of January 29, 2011 or January 30, 2010.

STORE OPENING COSTS The costs of opening new stores are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS The Company evaluates the ability to recover long-lived assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs. See discussion of current year impairments in Note 11, "Store Closures and Asset Impairments."

EARNINGS PER SHARE Basic earnings per share are computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed by dividing earnings by the weighted average number of common shares outstanding during the year plus incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options.

DISCONTINUED OPERATIONS The Company's discontinued operations reflect the operating results for closed stores where the customer base could not be maintained. Loss from discontinued operations relates to expenses for previously closed stores and principally includes costs for rent, taxes, payroll, repairs and maintenance, asset impairments, and gains or losses on disposal.

ACCOUNTING FOR STOCK-BASED COMPENSATION At January 29, 2011, the Company has two stock-based employee compensation plans, which are described in Note 14, "Equity Compensation Plans." Compensation costs relating to share-based payment transactions are recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award).

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE LOSS Other comprehensive loss includes pension liability and fair market value of cash flow hedges.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company may enter into interest rate swap agreements to hedge the exposure to increasing rates with respect to its certain variable rate debt agreements. The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

SEGMENT INFORMATION The Company has six operating segments defined by geographic regions which are Northeast, Mid-Atlantic, Southeast, Central, West and Southern CA. Each segment serves both DIY and DIFM lines of business. The Company aggregates all of its operating segments and has one reportable segment. Sales by major product categories are as follows:

	Year ended		
(dollar amounts in thousands)	January 29, 2011	January 30, 2010	January 31, 2009
Parts and accessories	$1,261,678	$1,219,396	$1,255,975
Tires	336,490	314,223	313,689
Service labor	390,473	377,319	358,124
Total revenues	$1,988,641	$1,910,938	$1,927,788

SIGNIFICANT SUPPLIERS During fiscal 2010, the Company's ten largest suppliers accounted for approximately 53% of merchandise purchased. No single supplier accounted for more than 20% of the Company's purchases. The Company has no long-term contracts or minimum purchase commitments under which the Company is required to purchase merchandise. Open purchase orders are based on current inventory or operational needs and are fulfilled by vendors within short periods of time and generally are not binding agreements.

SELF INSURANCE The Company has risk participation arrangements with respect to workers' compensation, general liability, automobile liability, and other casualty coverages. The Company has a wholly owned captive insurance subsidiary through which it reinsures this retained exposure. This subsidiary uses both risk sharing treaties and third party insurance to manage this exposure. In addition, the Company self insures certain employee-related health care benefit liabilities. The Company maintains stop loss coverage with third party insurers through which it reinsures certain of its casualty and health care benefit liabilities. The Company records both liabilities and reinsurance receivables using actuarial methods utilized in the insurance industry based upon historical claims experience.

RECLASSIFICATION Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications had no effect on reported totals for assets, liabilities, shareholders' equity, cash flows or net income.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING STANDARDS

In March 2007, the FASB issued guidance on accounting for split dollar life insurance arrangements which was included in ASC 718 "Compensation—Stock Compensation." This ASC provides guidance on determining whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded. ASC 718 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. The original guidance for accounting for split dollar life insurance arrangements was effective for fiscal years beginning after December 15, 2007. The adoption of ASC 718 resulted in a $1.2 million net of tax charge to retained earnings on February 3, 2008.

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13 "Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force," ("ASU 2009-13"). This update eliminates the residual method of allocation and requires that consideration be allocated to all deliverables using the relative selling price method. ASU 2009-13 is effective for material revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASU 2009-13 did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06 "Fair Value Measurements—Improving Disclosures on Fair Value Measurements" ("ASU 2010-06"). This guidance requires new disclosures surrounding transfers in and out of level 1 or 2 in the fair value hierarchy and also requires that the reconciliation of level 3 inputs includes separately reported information on purchases, sales, issuances and settlements. The increased disclosures should be reported for each class of assets or liabilities. ASU 2010-06 also clarifies existing disclosures for the level of disaggregating, disclosures about valuation techniques and inputs used to determine level 2 or 3 fair value measurements and includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances or settlements in the roll forward activity for level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 "Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations" (ASU 2010-29). This accounting standard update clarifies that SEC registrants presenting comparative financial statements should disclose in their pro forma information revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company does not believe the adoption of those requirements of ASU 2010-29 will have a material impact on the consolidated results of operations and financial condition.

NOTE 2—BUSINESS COMBINATIONS

On October 31, 2009, the Company acquired substantially all of the assets (other than real property) and certain liabilities of Florida Tire, Inc. ("Florida Tire"), a privately held automotive service and tire business located in the Orlando Florida area consisting of 10 service locations. The Company agreed to pay up to $4.4 million for Florida Tire including contingent consideration of $1.7 million. The Company has completed the purchase accounting for the Florida Tire acquisition and has recorded net assets of $4.4 million, including goodwill of $2.5 million.

NOTE 3—OTHER CURRENT ASSETS

The following are the components of other current assets:

(dollar amounts in thousands)	January 29, 2011	January 30, 2010
Reinsurance receivable	$57,532	$61,599
Income taxes receivable	1,608	3,600
Other	1,197	229
Total	$60,337	$65,428

NOTE 4—ACCRUED EXPENSES

The following are the components of accrued expenses:

(dollar amounts in thousands)	January 29, 2011	January 30, 2010
Casualty and medical risk insurance	$146,667	$150,006
Accrued compensation and related taxes	31,990	33,832
Sales tax payable	12,809	11,813
Other	44,563	46,765
Total	$236,029	$242,416

NOTE 5—DEBT AND FINANCING ARRANGEMENTS

The following are the components of debt and financing arrangements:

(dollar amounts in thousands)	January 29, 2011	January 30, 2010
7.50% Senior Subordinated Notes, due December 2014	$147,565	$157,565
Senior Secured Term Loan, due October 2013	148,636	149,715
Revolving Credit Agreement, through January 2014	—	—
	296,201	307,280
Current maturities	(1,079)	(1,079)
Total	$295,122	$306,201

NOTE 5—DEBT AND FINANCING ARRANGEMENTS (Continued)

7.50% Senior Subordinated Notes, due December 2014

On December 14, 2004, the Company issued $200.0 million aggregate principal amount of 7.50% Senior Subordinated Notes (the "Notes") due December 2014. During fiscal 2010 and 2009, the Company repurchased Notes in the principal amount of $10.0 million and $17.0 million, respectively, resulting in a loss from debt repurchases of $0.2 million and a gain from debt repurchases of $6.2 million, respectively.

Senior Secured Term Loan Facility, due October 2013

The Company has a Senior Secured Term Loan facility (the "Term Loan") due October 2013. This facility is secured by a collateral pool consisting of real property and improvements associated with stores, which is adjusted periodically based upon real estate values and borrowing levels. Interest accrues at the London Interbank Offered Rate (LIBOR) plus 2.0% on this facility. As of January 29, 2011, 126 stores collateralized the Term Loan.

Revolving Credit Agreement, through January 2014

On January 16, 2009, the Company entered into a new Revolving Credit Agreement (the "Agreement") with available borrowings up to $300.0 million. The Company's ability to borrow under the Revolving Credit Agreement is based on a specific borrowing base consisting of inventory and accounts receivable. Total fees of $6.8 million were capitalized and are being amortized over the five year life of the Agreement. The interest rate on this credit line is LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the Agreement. Fees based on the unused portion of the facility range from 37.5 to 75.0 basis points. As of January 29, 2011, there were no outstanding borrowings under the Agreement.

The weighted average interest rate on all debt borrowings during fiscal 2010 and 2009 was 6.3% and 4.2%, respectively.

Other Matters

Several of the Company's debt agreements require compliance with covenants. The most restrictive of these requirements is contained in the Revolving Credit Agreement. During any period the availability under the Agreement drops below the greater of $50,000 or 17.5% of the borrowing base, the Company is required to maintain a consolidated fixed charge coverage ratio of at least 1.1:1.0, calculated as the ratio of (a) EBITDA (net income plus interest charges, provision for taxes, depreciation and amortization expense, non-cash stock compensation expenses and other non-recurring, non-cash items) minus capital expenditures and income taxes paid to (b) the sum of debt service charges and restricted payments made. The failure to satisfy this covenant would constitute an event of default under the Agreement, which would result in a cross-default under the Notes and Term Loan.

As of January 29, 2011, the Company had no borrowings outstanding under the Revolving Credit Agreement, additional availability of approximately $138.2 million and was in compliance with its financial covenants.

NOTE 5—DEBT AND FINANCING ARRANGEMENTS (Continued)

Other Contractual Obligations

On April 6, 2009, the Company entered into a vendor financing program with availability up to $50.0 million which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by the Company directly from vendors. The Company, in turn, makes the regularly scheduled full vendor payments to the bank participants. The availability under the program was subsequently increased to $100.0 million in December, 2010. There was an outstanding balance of $56.3 million and $34.1 million under the program as of January 29, 2011 and January 30, 2010, respectively.

The Company has letter of credit arrangements in connection with its risk management, import merchandising and vendor financing programs. The Company was contingently liable for $0.3 million in outstanding commercial letters of credit as of January 29, 2011, and $107.6 million and $103.3 million in outstanding standby letters of credit as of January 29, 2011 and January 30, 2010, respectively.

The Company is also contingently liable for surety bonds in the amount of approximately $10.3 million and $10.2 million as of January 29, 2011 and January 30, 2010, respectively. The surety bonds guarantee certain payments (for example utilities, easement repairs, licensing requirements and customs fees).

The annual maturities of all long-term debt for the next five fiscal years are:

(dollar amounts in thousands) Fiscal Year		Long-Term Debt
2011	Senior Secured Term Loan, due October 2013	$ 1,079
2012	Senior Secured Term Loan, due October 2013	1,079
2013	Senior Secured Term Loan, due October 2013	146,478
2014	7.50% Senior Subordinated Notes, due December 2014	147,565
Thereafter		—
	Total	$296,201

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt including current maturities was $298.3 million and $290.8 million as of January 29, 2011 and January 30, 2010.

NOTE 6—LEASE AND OTHER COMMITMENTS

During 2008, the Company sold 63 owned properties to an independent third party, and concurrent with the sale, entered into agreements to lease the properties back from the purchaser. Net proceeds from this sale were $211.5 million. Each lease has an initial term of 15 years, four five-year renewal options, and annual incremental rental increases that are 1.5% of the prior year's rentals. The Company immediately recognized a $7.7 million gain on the sale of these properties and deferred an $89.9 million gain. The Company determined that it had continuing involvement in two properties relating to an environmental indemnity and recorded $8.5 million of the transaction's total net proceeds as a borrowing and as a financing activity in the Statement of Cash Flows. Subsequently, during fiscal

NOTE 6—LEASE AND OTHER COMMITMENTS (Continued)

2008, the Company provided the necessary documentation to satisfy its indemnity and removed its continuing involvement with these properties. The Company then recorded the sale of these two properties as sale-leaseback transactions and recorded a $4.0 million deferred gain. Of the total net proceeds for these properties, $76.0 million together with $41.2 million of cash on hand were used to finance the purchase of 29 properties for $117.1 million that were previously leased under a master operating lease.

In fiscal 2009, the Company sold four properties to unrelated third parties. Net proceeds from these sales were $12.9 million. Concurrent with these sales, the Company entered into agreements to lease the properties back from the purchasers over minimum lease terms of 15 years. Each property has a separate lease with an initial term of 15 years and four five-year renewal options. Every five years, the leases have rent increases of an amount equal to the lesser of 8% of the monthly rent due in the immediately preceding lease year or the percentage of the CPI increase between five year anniversaries. The Company classified these leases as operating leases, actively uses these properties and considers the leases as normal leasebacks. The Company recognized a gain of $1.2 million on the sale of these properties and recorded a deferred gain of $6.4 million.

In fiscal 2010, the Company sold one property to an unrelated third party. Net proceeds from this sale were $1.6 million. Concurrent with this sale, the Company entered into an agreement to lease the property back from the purchaser over a minimum lease term of 15 years. The Company classified this lease as an operating lease. The Company actively uses this property and considers the lease as a normal leaseback. The Company recorded a deferred gain of $0.4 million.

The aggregate minimum rental payments for all leases having initial terms of more than one year are as follows:

(dollar amounts in thousands) Fiscal Year	Operating Leases
2011	$ 86,730
2012	84,883
2013	81,169
2014	76,845
2015	70,590
Thereafter	347,400
Aggregate minimum lease payments	$747,617

Rental expenses incurred for operating leases in fiscal 2010, 2009, and 2008 were $79.7 million, $75.3 million and $77.2 million, respectively, and are recorded primarily in cost of revenues. The deferred gain for all sale leaseback transactions is being recognized in costs of merchandise sales and costs of service revenues over the minimum term of these leases.

NOTE 7—ASSET RETIREMENT OBLIGATIONS

The Company records asset retirement obligations as incurred and when reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation principally represents

NOTE 7—ASSET RETIREMENT OBLIGATIONS (Continued)

the removal of leasehold improvements from stores upon termination of store leases. The obligations are recorded as liabilities at fair value using discounted cash flows and are accreted over the lease term. Costs associated with the obligations are capitalized and amortized over the estimated remaining useful life of the asset.

The Company has recorded a liability pertaining to the asset retirement obligation in accrued expenses and other long-term liabilities on its consolidated balance sheet. Changes in assumptions reflect favorable experience with the rate of occurrence of obligations and expected settlement dates. The liability for asset retirement obligations activity from January 31, 2009 through January 29, 2011 is as follows:

(dollar amounts in thousands)	
Asset retirement obligation at January 31, 2009	$ 7,130
Change in assumptions	(466)
Settlements	(154)
Accretion expense	214
Asset retirement obligation at January 30, 2010	6,724
Change in assumptions	(1,192)
Settlements	(120)
Accretion expense	194
Asset retirement obligation at January 29, 2011	$ 5,606

NOTE 8—INCOME TAXES

The provision (benefit) for income taxes includes the following:

	Year Ended		
(dollar amounts in thousands)	January 29, 2011	January 30, 2010	January 31, 2009
Current:			
Federal	$ —	$ 398	$ (464)
State	491	(511)	1,276
Foreign	2,210	149	433
Deferred:			
Federal[1]	20,309	13,820	(8,717)
State	(1,818)	42	754
Foreign	81	(395)	579
Total income tax expense/(benefit) from continuing operations(a)	$21,273	$13,503	$(6,139)

[1] Excludes tax benefit recorded to discontinued operations of $0.3 million, $0.6 million and $0.9 million in fiscal 2010, 2009 and 2008, respectively.

NOTE 8—INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the effective rate for income tax expense (benefit) follows:

	Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Statutory tax rate	35.0%	35.0%	(35.0)%
State income taxes, net of federal tax	2.4	2.4	(1.2)
Job credits	(0.3)	(0.9)	(1.5)
Texas law change impact	—	—	(6.4)
Tax uncertainty adjustment	0.2	(0.5)	(1.3)
Valuation allowance	(3.5)	—	8.9
Non deductible expenses	0.5	0.3	5.3
Stock compensation	0.2	0.8	3.9
Foreign taxes, net of federal	2.4	(0.7)	2.0
Officer's life insurance gain on surrender value	0.0	0.0	4.3
Other, net	(0.5)	(0.5)	3.4
	36.4%	35.9%	(17.6)%

NOTE 8—INCOME TAXES (Continued)

Items that gave rise to the deferred tax accounts are as follows:

(dollar amounts in thousands)	January 29, 2011	January 30, 2010
Deferred tax assets:		
Employee compensation	$ 3,060	$ 3,293
Store closing reserves	1,064	1,741
Legal reserve	569	769
Benefit accruals	3,576	4,628
Net operating loss carryforwards—Federal	2,527	911
Net operating loss carryforwards—State	107,941	105,375
Tax credit carryforwards	17,086	18,503
Accrued leases	12,107	12,078
Interest rate derivatives	5,960	5,872
Deferred gain on sale leaseback	61,904	66,613
Deferred revenue	5,871	5,332
Other	2,570	2,523
Gross deferred tax assets	224,235	227,638
Valuation allowance	(104,486)	(108,416)
	119,749	119,222
Deferred tax liabilities:		
Depreciation	$ 44,634	$ 34,601
Inventories	57,538	49,364
Real estate tax	3,132	2,885
Insurance and other	2,574	1,998
Gain on debt buyback	2,187	2,187
	110,065	91,035
Net deferred tax asset	$ 9,684	$ 28,187

As of January 29, 2011 and January 30, 2010, the Company had available tax net operating losses that can be carried forward to future years. The Company has $2.5 million of deferred tax assets related to federal net operating loss carryforwards which begin to expire in 2027. The Company has $4.5 million of deferred tax assets related to state tax net operating loss carryforwards related to unitary filings of which 8% will expire in the next five years for which a full valuation allowance has been recorded. The balance of the Company's net operating loss carryforwards relate to separate company filing jurisdictions that will expire in various years beginning in 2011 for which full valuation allowances have been recorded.

The tax credit carryforward at January 29, 2011 consists of $7.3 million of alternative minimum tax credits, $3.4 million of work opportunity credits and $6.4 million of state and Puerto Rico tax credits of which $3.3 million have full valuation allowances recorded against them. The tax credit carryforward at January 30, 2010 consists of $7.2 million of alternative minimum tax credits, $3.3 million of work

NOTE 8—INCOME TAXES (Continued)

opportunity credits and $8.0 million of state and Puerto Rico tax credits of which $5.5 million have full valuation allowances recorded against them.

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income. To the extent the Company believes it is more likely than not that the asset will not be recoverable, a valuation allowance must be established. The Company considers future projections of income and tax planning strategies, such as the potential sale of real estate to generate taxable income sufficient to utilize the deferred tax assets. To the extent the Company establishes a valuation allowance or changes the allowance in a future period, income tax expense will be impacted. After considering all this evidence, the Company released $3.2 million of gross valuation allowances on certain state net operating loss carryforwards and state credits during fiscal 2010.

The Company and its subsidiaries file income tax returns in the U.S. federal, various states and Puerto Rico jurisdictions. The Company's U.S. federal returns for tax years 2004 and forward are subject to examination. State and local income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. In Puerto Rico, the 2004 through 2010 tax years are subject to examination by the Puerto Rico tax authorities. The Company has various state income tax returns in the process of examination.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollar amounts in thousands)	January 29, 2011	January 30, 2010	January 31, 2009
Unrecognized tax benefit balance at the beginning of the year	$2,411	$2,458	$3,847
Gross increases for tax positions taken in prior years	1,331	646	147
Gross decreases for tax positions taken in prior years	—	(526)	(831)
Gross increases for tax positions taken in current year	389	296	313
Settlements taken in current year	—	(271)	(311)
Lapse of statute of limitations	—	(192)	(707)
Unrecognized tax benefit balance at the end of the year	$4,131	$2,411	$2,458

The Company recognizes potential interest and penalties for unrecognized tax benefits in income tax expense and, accordingly, the Company recognized no material income tax expense in fiscal 2010 and an income tax benefit of $0.4 million during fiscal 2009 related to potential interest and penalties associated with uncertain tax positions. At January 29, 2011, January 30, 2010, and January 31, 2009, the Company has recorded $0.2 million, $0.2 million, and $1.0 million, respectively, for the payment of interest and penalties which are excluded from the unrecognized tax benefit noted above.

Unrecognized tax benefits include $1.4 million, $1.3 million, and $1.5 million, at January 29, 2011, January 30, 2010 and January 31, 2009, respectively, of tax benefits that, if recognized, would affect the Company's annual effective tax rate. The Company believes it is reasonably possible that the amount will increase or decrease within the next twelve months; however, it is not currently possible to estimate the impact of the change.

NOTE 9—STOCKHOLDERS' EQUITY

On January 26, 2010, the Company terminated the flexible employee benefits trust (the "Trust") that was established on April 29, 1994 to fund a portion of the Company's obligations arising from various employee compensation and benefit plans. In accordance with the terms of the Trust, upon its termination, the Trust's sole asset, consisting of 2,195,270 shares of the Company's common stock, was transferred to the Company in exchange for the full satisfaction and discharge of all intercompany indebtedness then owed by the Trust to the Company. The termination of the Trust had no impact on the Company's consolidated financial statements, except for the reclassification of the shares within the shareholders equity section of the Company's Consolidated Balance Sheets. The Company uses its treasury shares to satisfy share requirements to its employees under its compensation plans and dividend reinvestment program.

NOTE 10—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following are the components of other comprehensive income (loss):

(dollar amounts in thousands)	Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Net earnings (loss)	$36,631	$23,036	$(30,429)
Other comprehensive income (loss), net of tax:			
Defined benefit plan adjustment	582	595	(958)
Derivative financial instrument adjustment	81	(211)	(2,934)
Comprehensive income (loss)	$37,294	$23,420	$(34,321)

The components of accumulated other comprehensive loss are:

(dollar amounts in thousands)	Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Defined benefit plan adjustment, net of tax	$ (6,576)	$ (7,158)	$ (7,753)
Derivative financial instrument adjustment, net of tax	(10,452)	(10,533)	(10,322)
Accumulated other comprehensive loss	$(17,028)	$(17,691)	$(18,075)

NOTE 11—STORE CLOSURES AND ASSET IMPAIRMENTS

During fiscal 2010, the Company recorded an $0.8 million impairment charge related to two stores classified as held and used. The Company used a probability-weighted approach and estimates of expected future cash flows to determine the fair value of these stores. Discount and growth rate assumptions were derived from current economic conditions, management's expectations and projected trends of current operating results. The fair market value estimate is classified as a Level 3 measure within the fair value hierarchy. Of the $0.8 million impairment charge, $0.6 million was charged to merchandise cost of sales, and $0.2 million was charged to service cost of sales.

During fiscal 2007, the Company recorded charges of $15.6 million related to store closures. The reserve balance includes remaining rent on leases net of sublease income, other contractual obligations

NOTE 11—STORE CLOSURES AND ASSET IMPAIRMENTS (Continued)

associated with leased properties and employee severance. The following details the reserve activity for the three years in the period ended January 29, 2011.

(dollar amounts in thousands)	Severance and other costs	Lease Expenses	Total
Balance, February 2, 2008	$ 167	$ 3,574	$ 3,741
Accretion of present value of liabilities	—	300	300
Change in assumptions about future sublease income, lease termination, contractual obligations and severance	(109)	102	(7)
Cash payments	(58)	(1,864)	(1,922)
Balance, January 31, 2009	—	2,112	2,112
Accretion of present value of liabilities	—	111	111
Change in assumptions about future sublease income, lease termination	—	1,122	1,122
Cash payments	—	(1,095)	(1,095)
Balance, January 30, 2010	—	2,250	2,250
Accretion of present value of liabilities	—	81	81
Change in assumptions about future sublease income, lease termination	—	163	163
Cash payments	—	(1,253)	(1,253)
Balance, January 29, 2011	$ —	$ 1,241	$ 1,241

A store is classified as "held for disposal" when (i) the Company has committed to a plan to sell, (ii) the building is vacant and the property is available for sale, (iii) the Company is actively marketing the property for sale, (iv) the sale price is reasonable in relation to its current fair value and (v) the Company expects to complete the sale within one year. Assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The fair value of these assets is estimated using market appraisals for comparable properties and is classified as a Level 2 (as described in Note 16) measure within the fair value hierarchy. No depreciation expense is recognized during the period the asset is held for disposal. Assets held for disposal follows:

(dollar amounts in thousands)	January 29, 2011	January 30, 2010
Land	$190	$ 2,980
Buildings and improvements	285	5,453
Accumulated depreciation	—	(3,995)
Property and equipment—net	$475	$ 4,438
Number of properties	1	8

During fiscal 2010, the Company sold seven stores for $4.3 million and recorded a net gain of $0.5 million in earnings from continuing operations. The Company classifies the one remaining property as held for disposal as it continues to actively market the property at a price the Company believes reasonable given current market conditions and expects to sell this property within the next twelve months. In addition, during fiscal 2010, the Company recorded a $0.2 million impairment charge related to a store classified as held for disposal. The Company lowered its selling price reflecting declines in the commercial real estate market. Substantially all of this impairment was charged to merchandise cost of sales.

NOTE 11—STORE CLOSURES AND ASSET IMPAIRMENTS (Continued)

During fiscal 2009, the Company sold four stores for $3.6 million and recorded a net gain of $0.2 million of which $0.1 million is reported in discontinued operations. The Company also decided to reopen one store and moved the carrying value of $1.7 million to property and equipment. During fiscal 2009 in response to a continuing weak real estate market, the Company reduced its prices for certain properties and recorded a $3.1 million impairment charge, of which $2.2 million was charged to merchandise cost of sales, $0.7 million was charged to service cost of sales and $0.2 million (pretax) was charged to discontinued operations.

During fiscal 2008, the Company sold six stores for $6.7 million and recorded a net gain of $0.4 million of which $0.1 million is reported in discontinued operations. During fiscal 2008 in response to a continuing weak real estate market, the Company reduced its prices for certain properties and recorded a $5.4 million impairment charge, of which $2.8 million was charged to merchandise cost of sales, $0.6 million was charged to service cost of sales and $1.9 million (pretax) was charged to discontinued operations.

NOTE 12—EARNINGS PER SHARE

Basic earnings per share is based on net earnings divided by the weighted average number of shares outstanding during the period. Stock options were dilutive in fiscal 2010 and 2009 and as such were included in the diluted earnings per share calculation. Stock options were anti-dilutive in fiscal 2008, as the Company generated a net loss, and are excluded from the diluted earnings per share calculation.

NOTE 12—EARNINGS PER SHARE (Continued)

The following schedule presents the calculation of basic and diluted earnings per share for earnings (loss) from continuing operations:

(dollar amounts in thousands, except per share amounts)		Year Ended January 29, 2011	Year Ended January 30, 2010	Year Ended January 31, 2009
(a)	Earnings (loss) from continuing operations before discontinued operations	$37,171	$24,113	$(28,838)
	Loss from discontinued operations, net of tax benefit of $(291), $(580) and $(857)	(540)	(1,077)	(1,591)
	Net earnings (loss)	$36,631	$23,036	$(30,429)
(b)	Basic average number of common shares outstanding during period	52,677	52,397	52,136
	Common shares assumed issued upon exercise of dilutive stock options, net of assumed repurchase, at the average market price	485	270	—
(c)	Diluted average number of common shares assumed outstanding during period	53,162	52,667	52,136
	Basic earnings (loss) per share:			
	Earnings (loss) from continuing operations (a/b)	$ 0.71	$ 0.46	$ (0.55)
	Discontinued operations, net of tax	(0.01)	(0.02)	(0.03)
	Basic earnings (loss) per share	$ 0.70	$ 0.44	$ (0.58)
	Diluted earnings (loss) per share:			
	Earnings (loss) from continuing operations (a/c)	$ 0.70	$ 0.46	$ (0.55)
	Discontinued operations, net of tax	(0.01)	(0.02)	(0.03)
	Diluted earnings (loss) per share	$ 0.69	$ 0.44	$ (0.58)

Certain stock options were excluded from the calculations of diluted earnings per share because their exercise prices were greater than the average market price of the common shares for the period then ended and therefore would be anti-dilutive. The total number of such shares excluded from the diluted earnings per share calculation were 978,000 and 1,125,000 as of January 29, 2011, and January 30, 2010, respectively. In fiscal 2008, all outstanding stock options and non-vested restricted stock units were excluded because they were anti-dilutive.

NOTE 13—BENEFIT PLANS

DEFINED BENEFIT AND CONTRIBUTION PLANS

On December 31, 2008, the Company paid $14.4 million to terminate the defined benefit portion of its Supplemental Executive Retirement Plan (SERP) and recorded a $6.0 million settlement charge. The Company continues to maintain the non-qualified defined contribution portion of the SERP plan (Account Plan) for key employees designated by the Board of Directors. The Company's contribution

NOTE 13—BENEFIT PLANS (Continued)

expense for the Account Plan was $1.2 million, $0.8 million and $0.2 million for fiscal 2010, 2009 and 2008, respectively.

The Company has a qualified 401(k) savings plan and a separate savings plan for employees residing in Puerto Rico, which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation under both savings plans. The Company's savings plans' contribution expense was $3.0 million, $3.1 million and $3.3 million in fiscal 2010, 2009 and 2008, respectively.

The Company also has a defined benefit pension plan covering full-time employees hired on or before February 1, 1992. As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefits payments. The Company uses a fiscal year end measurement date for determining benefit obligations and the fair value of plan assets of its plans. The actuarial computations are made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets are amortized over the remaining service lives of employees under the plan.

Pension expense follows:

	Year Ended		
(dollar amounts in thousands)	January 29, 2011	January 30, 2010	January 31, 2009
Service cost	$ —	$ —	$ 110
Interest cost	2,561	2,539	3,346
Expected return on plan assets	(2,151)	(1,804)	(2,450)
Amortization of transitional obligation	—	—	150
Amortization of prior service cost	14	14	340
Recognized actuarial loss	1,672	1,766	975
Net periodic benefit cost	2,096	2,515	2,471
Settlement charge	—	—	6,005
Total pension expense	$ 2,096	$ 2,515	$ 8,476

NOTE 13—BENEFIT PLANS (Continued)

The following actuarial assumptions were used to determine benefit obligation and pension expense:

	Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Benefit obligation assumptions:			
Discount rate	5.70%	6.10%	7.00%
Rate of compensation increase	N/A	N/A	N/A
Pension expense assumptions:			
Discount rate	6.10%	7.00%	6.50%
Expected return on plan assets	6.95%	6.70%	6.70%
Rate of compensation expense	N/A	N/A	4.00%[1]

(1) Bonuses are assumed to be 25% of base pay for the SERP.

The Company selected the discount rate for the benefit obligation at January 29, 2011 to reflect a rate commensurate with a model bond portfolio with durations that match the expected payment patterns of the plans. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of a long-term rate of return on assets of 6.95% for fiscal 2010 and 6.70% for fiscal 2009 and 2008.

NOTE 13—BENEFIT PLANS (Continued)

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plans:

(dollar amounts in thousands)	Year ended January 29, 2011	Year ended January 30, 2010
Change in benefit obligation:		
Benefit obligation at beginning of year	$42,744	$ 36,996
Interest cost	2,561	2,539
Actuarial loss	2,454	4,626
Benefits paid	(1,641)	(1,417)
Benefit obligation at end of year	$46,118	$ 42,744
Change in plan assets:		
Fair value of plan assets at beginning of year	$31,857	$ 27,692
Actual return on plan assets (net of expenses)	3,847	5,582
Employer contributions	5,000	—
Benefits paid	(1,641)	(1,417)
Fair value of plan assets at end of year	$39,063	$ 31,857
Unfunded status at fiscal year end	$ (7,055)	$(10,887)
Net amounts recognized on consolidated balance sheet at fiscal year end		
Noncurrent benefit liability (included in other long-term liabilities)	$ (7,055)	$(10,887)
Net amount recognized at fiscal year end	$ (7,055)	$(10,887)
Amounts recognized in accumulated other comprehensive income (pre-tax) at fiscal year end		
Actuarial loss	$10,402	$ 11,316
Prior service cost	40	54
Net amount recognized at fiscal year end	$10,442	$ 11,370
Other comprehensive (income) loss attributable to change in pension liability recognition	$ (928)	$ (932)
Accumulated benefit obligation at fiscal year end	$46,118	$ 42,744
Other information		
Employer contributions expected in fiscal 2011	$ —	$ —
Estimated actuarial loss and prior service cost amortization in fiscal 2011	$ 1,530	$ 1,642

NOTE 13—BENEFIT PLANS (Continued)

Benefit payments, including amounts to be paid from Company assets, as appropriate, are expected to be paid as follows:

(dollar amounts in thousands)	
2012	$ 1,869
2013	1,984
2014	2,114
2015	2,232
2016	2,358
2017–2021	13,857

Plan Assets and Investment Policy

Investment policies are established in accordance with the Company's Benefits Committee (the "Committee") responsibilities to the participants of the Plan and its beneficiaries, and in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The objective of the plan is to meet current and future benefit payment needs within the constraints of diversification and prudent risk taking. The Plan is diversified across asset classes to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified. The Company believes that the diversification of its assets minimizes the risk due to concentration of the Plan assets.

The Company updates its long-term, strategic asset allocations annually using various analytics to determine the optimal asset mix and consideration of plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions (such as private equity and real estate), and the timing of benefit payments and contributions. Short term investments and exchange-traded derivatives are used to rebalance the actual asset allocation to the target asset allocation. The asset allocation is monitored and rebalanced on a monthly basis.

The manager of the investments provides advice and recommendations to help the Committee discharge its fiduciary responsibilities in furtherance of the Plan's goals and objectives. The manager has the discretion to allocate assets among funds within each asset class to conform to strategic targets and ranges established by the Committee. The target asset allocation is 50% equity securities and 50% fixed income. The investment policy requires that the asset allocation be maintained within certain

NOTE 13—BENEFIT PLANS (Continued)

ranges. The weighted average asset allocations and asset allocation ranges by asset category are as follows:

Weighted Average Asset Allocations

	January 29, 2011	January 30, 2010	Asset Allocation Ranges
Total equities	52%	48%	45–55%
Domestic equities	31%	32%	28–38%
Non-US equities	21%	17%	12–22%
Fixed income	48%	52%	45–55%

The table below provides the fair values of the Company's pension plan assets at January 29, 2011, by asset category. The table also identifies the level of inputs used to determine the fair value of assets in each category (see Note 16 for definition of levels). The significant amount of Level 2 investments in the table results from including in this category, investments in pooled funds that contain investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis, and fixed income securities that are valued using model based pricing services.

(dollar amounts in thousands) Asset Category	Fair Value at January 29, 2011	Level 1	Level 2	Level 3
Money market fund	$ 48	$48	$ —	$ —
Domestic equities				
US Small/Mid Cap Growth	1,299	—	1,299	—
US Small/Mid Cap Value	1,298	—	1,298	—
US Large Cap Passive	9,566	—	9,566	—
Non-U.S. equities				
Non-US Core Equity	8,087	—	8,087	—
Fixed income				
Long Duration	13,271	—	13,271	—
Long Duration Passive	4,244	—	4,244	—
Guaranteed annuity contracts	1,250	—	—	1,250
Total	$39,063	$48	$37,765	$1,250

NOTE 13—BENEFIT PLANS (Continued)

(dollar amounts in thousands) Asset Category	Fair Value at January 30, 2010	Level 1	Level 2	Level 3
Money market fund	$ 36	$36	$ —	$ —
Domestic equities				
US Small/Mid Cap Growth	988	—	988	—
US Small/Mid Cap Value	996	—	996	—
US Large Cap Passive	8,110	—	8,110	—
Non-U.S. equities				
Non-US Core Equity	5,279	—	5,279	—
Fixed income				
Long Duration	6,702	—	6,702	—
Long Duration Passive	8,538	—	8,538	—
Guaranteed annuity contracts	1,208	—	—	1,208
Total	$31,857	$36	$30,613	$1,208

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. Money market funds are valued using a market approach based on the quoted market prices of identical instruments. These investments are classified within Level 1 of the fair value hierarchy.

Domestic equities, non-US equities, and both long duration fixed income securities consist of collective trust (CT) funds. CTs are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds (equity securities and fixed income securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. CTs are valued at their net asset values (NAVs) that are calculated by the investment manager of the fund and have daily or monthly liquidity. These investments are classified within Level 2 of the fair value hierarchy.

Guaranteed annuity contracts (GACs) are annuity insurance contracts. GACs are primarily invested in public bonds with some small placement in common stock, private placement bonds and commercial mortgage products. The GACs are valued based on unobservable inputs, as observable inputs are not available, using valuation methodologies to determine fair value. GACs are deemed to be Level 3 investments.

NOTE 13—BENEFIT PLANS (Continued)

The following table provides a summary of changes in fair value of Level 3 financial assets during fiscal 2010:

(dollar amounts in thousands)	Fair Value
Balance, January 30, 2010	$ 1,208
Transfers from other investments	1,610
Interest income and gains	131
Administrative fees	(58)
Benefits paid during the period	(1,641)
Balance, January 29, 2011	$ 1,250

DEFERRED COMPENSATION PLAN

The Company maintains a non-qualified deferred compensation plan that allows its officers and certain other employees to defer up to 20% of their annual salary and 100% of their annual bonus. Additionally, the first 20% of an officer's bonus deferred into the Company's stock is matched by the Company on a one-for-one basis with Company stock that vests and is expensed over three years. The shares required to satisfy distributions of voluntary bonus deferrals and the accompanying match in the Company's stock are issued from its treasury account.

RABBI TRUST

The Company establishes and maintains a deferred liability for the non-qualified deferred compensation plan and the Account Plan. The Company plans to fund this liability by remitting the officers' deferrals to a Rabbi Trust where these deferrals are invested in variable life insurance policies. These assets are included in non-current other assets. Accordingly, all gains and losses on these underlying investments, which are held in the Rabbi Trust to fund the deferred liability, are recognized in the Company's Consolidated Statement of Operations. Under these plans, there were liabilities of $6.2 million at January 29, 2011 and $3.4 million at January 30, 2010, respectively, which are recorded primarily in other long-term liabilities.

NOTE 14—EQUITY COMPENSATION PLANS

The Company has a stock-based compensation plan originally approved by the stockholders on May 21, 1990 under which it has previously granted non-qualified stock options and incentive stock options to key employees and members of its Board of Directors. There are no awards remaining available for grant under the 1990 Plan. The Company has a stock-based compensation plan originally approved by the stockholders on June 2, 1999 under which it has previously granted and may continue to grant non-qualified stock options, incentive stock options and restricted stock units (RSUs) to key employees and members of its Board of Directors. On June 24, 2009, the stockholders renamed the 1999 Plan to the 2009 Plan, extended its terms to December 31, 2014 and increased the number of shares issuable thereunder by 1,500,000. As of January 29, 2011, there were 2,493,181 awards outstanding and 1,818,706 awards available for grant under the 2009 Plan.

NOTE 14—EQUITY COMPENSATION PLANS (Continued)

Incentive stock options and non-qualified stock options previously granted under the 1990 and 2009 plans (i) to non-officers, vest fully on the third anniversary of their grant date and (ii) to officers, vest in equal tranches over three or four year periods. Generally, all options granted prior to March 3, 2004 carry an expiration date of ten years and options granted on or after March 3, 2004 carry an expiration date of seven years. RSUs previously granted to non-officers vest fully on the third anniversary of their grant date. RSUs previously granted to officers vest in equal tranches over three or four year periods.

The Company has also granted RSUs under the 2009 plan in conjunction with its non-qualified deferred compensation plan. Under the deferred compensation plan, the first 20% of an officer's bonus deferred into the Company's stock fund is matched by the Company on a one-for-one basis with RSUs that vest over a three-year period, with one third vesting on each of the first three anniversaries of the grant date.

The exercise price, term and other conditions applicable to future stock option and RSU grants under the 2009 plan are generally determined by the Board of Directors; provided that the exercise price of stock options must be at least 100% of the quoted market price of the common stock on the grant date. The Company currently satisfies all share requirements resulting from RSU conversions and option exercises from its treasury stock. The Company believes its treasury share balance at January 29, 2011 is adequate to satisfy such activity during the next twelve-month period.

The following table summarizes the options under the plans:

	Fiscal Year 2010	
	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	1,682,325	$ 8.14
Granted	307,653	10.30
Exercised	(96,590)	6.05
Forfeited	(26,477)	5.97
Expired	(35,109)	13.24
Outstanding—end of year	1,831,802	8.55
Vested and expected to vest options—end of year	1,785,734	8.56
Options exercisable—end of year	849,614	$10.66

The following table summarizes information about options during the last three fiscal years (dollars in thousands except per option):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Weighted average fair value at grant date per option	$4.28	$2.10	$3.47
Intrinsic value of options exercised	$ 609	$ 43	$ 8

The aggregate intrinsic value of outstanding options, exercisable options and expected to vest options at January 29, 2011 was $10.9 million, $3.8 million and $6.9 million, respectively. At January 29,

NOTE 14—EQUITY COMPENSATION PLANS (Continued)

2011, the weighted average remaining contractual term of outstanding options, exercisable options and expected to vest options was 4.5 years, 3.2 years and 5.5 years, respectively. At January 29, 2011, there was approximately $1.6 million of total unrecognized pre-tax compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of 1.3 years.

The following table summarizes information about non-vested stock awards (RSUs) since January 30, 2010:

	Number of RSUs	Weighted Average Fair Value
Nonvested at January 30, 2010	232,593	$13.76
Granted	362,283	9.32
Forfeited	(11,962)	12.78
Vested	(150,583)	12.36
Nonvested at January 29, 2011	432,331	$10.16

The following table summarizes information about RSUs during the last three fiscal years:

(dollar amounts in thousands)	Fiscal 2010	Fiscal 2009	Fiscal 2008
Weighted average fair value at grant date per unit	$ 9.32	$ 9.18	$11.25
Fair value at vesting date	$1,861	$1,455	$5,441
Intrinsic value at conversion date	$ 809	$ 675	$1,586
Tax benefits realized from conversions	$ 301	$ 251	$ 589

At January 29, 2011, there was approximately $2.7 million of total unrecognized pre-tax compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 1.9 years.

The Company recognized approximately $1.4 million, $1.0 million, and $0.6 million of compensation expense related to stock options, and approximately $2.1 million, $1.6 million, and $2.1 million of compensation expense related to restricted stock units, included in selling, general and administrative expenses for fiscal 2010, 2009, and 2008, respectively. The related tax benefit recognized was approximately $1.3 million, $1.0 million and $1.0 million for fiscal 2010, 2009 and 2008, respectively.

Expected volatility is based on historical volatilities for a time period similar to that of the expected term and the expected term of the options is based on actual experience. The risk-free rate is based on the U.S. treasury yield curve for issues with a remaining term equal to the expected term. The fair value of each option granted during fiscal 2010, 2009 and 2008 is estimated on the date of grant using the Black-Scholes option-pricing model and, in certain situations where the grant includes

NOTE 14—EQUITY COMPENSATION PLANS (Continued)

both a market and a service condition, the Month Carlo simulation model is used. The following are the weighted-average assumptions:

	Year ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Dividend yield	1.35%	2.3%	2.93%
Expected volatility	56%	65%	45%
Risk-free interest rate range:			
High	2.0%	2.3%	3.2%
Low	0.9%	1.6%	2.7%
Ranges of expected lives in years	4–5	4–5	3–4

During fiscal 2010, the Company granted approximately 105,000 restricted stock units that will vest if the employees remain continuously employed through the third anniversary date of the grant and the Company achieves certain financial targets for fiscal year 2012. The number of underlying shares that may be issued upon vesting will range from 0% to 150%, depending upon the Company achieving a return on invested capital target for fiscal year 2012. The fair value of these awards was $10.34 at the date of the grant. The Company also granted approximately 52,000 restricted stock units that will vest if the employees remain continuously employed through the third anniversary date of the grant and will become exercisable if the Company achieves a total shareholder return target in fiscal 2012. The number of underlying shares that may become exercisable will range from 0% to 175% depending upon whether the market condition is achieved. The Company used a Monte Carlo simulation to estimate a $12.99 grant date fair value. The non-vested stock award table reflects the maximum vesting of underlying shares for performance and market based awards granted in 2010.

During fiscal 2010, the Company granted approximately 52,000 restricted stock units to its non-employee directors of the board that vested immediately. In the first quarter of 2010, the Company granted approximately 61,000 restricted stock units related to officer's deferred bonus match under the Company's non-qualified deferred compensation plan, which vest over a three year period.

The Company reflects in its consolidated statement of cash flows any tax benefits realized upon the exercise of stock options or issuance of RSUs in excess of that which is associated with the expense recognized for financial reporting purposes. The amounts reflected as financing cash inflows and operating cash outflows in the Consolidated Statement of Cash Flows for fiscal 2010, 2009 and 2008 are immaterial.

NOTE 15—INTEREST RATE SWAP AGREEMENT

The Company entered into an interest rate swap for a notional amount of $145.0 million that is designated as a cash flow hedge on the first $145.0 million of the Company's Senior Secured Term Loan facility. The interest rate swap converts the variable LIBOR portion of the interest payments to a fixed rate of 5.036% and terminates in October 2013. As of January 29, 2011 and January 30, 2010, the fair value of the swap was a net $16.4 million payable recorded within other long-term liabilities on the balance sheet.

NOTE 16—FAIR VALUE MEASUREMENTS

The Company's fair value measurements consist of (a) non-financial assets and liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:

The Company's long-term investments, interest rate swap agreements and contingent consideration are measured at fair value on a recurring basis. The information in the following paragraphs and tables primarily addresses matters relative to these assets and liabilities.

Cash equivalents:

Cash equivalents, other than credit card receivables, include highly liquid investments with an original maturity of three months or less at acquisition. The Company carries these investments at fair value. As a result, the Company has determined that its cash equivalents in their entirety are classified as a Level 1 measure within the fair value hierarchy.

Collateral investments:

Collateral investments include monies on deposit that are restricted. The Company carries these investments at fair value. As a result, the Company has determined that its collateral investments are classified as a Level 1 measure within the fair value hierarchy.

Derivative liability:

The Company has one interest rate swap designated as a cash flow hedge on $145.0 million of the Company's Senior Secured Term Loan facility that expires in October 2013. The Company values this swap using observable market data to discount projected cash flows and for credit risk adjustments. The inputs used to value derivatives fall within Level 2 of the fair value hierarchy.

NOTE 16—FAIR VALUE MEASUREMENTS (Continued)

Contingent consideration:

The Company has recorded contingent consideration as a result of the acquisition of Florida Tire. The consideration may be paid to the seller on each six month anniversary of the closing date until the deferred purchase price is paid in full, subject to acceleration or cancellation clauses. The calculation of the contingent consideration is based on a weighted average probability scenario that includes management's assumptions on expected future cash flows. As a result, the Company has determined that contingent considerations are classified as a Level 3 measure within the fair value hierarchy.

The following table provides information by level for assets and liabilities that are measured at fair value, on a recurring basis.

(dollar amounts in thousands) Description	Fair Value at January 29, 2011	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$90,240	$90,240	$ —	$ —
Collateral investments(1)	9,638	9,638	—	—
Liabilities:				
Current liabilities				
Contingent consideration(2)	288	—	—	288
Other liabilities				
Derivative liability(3)	16,424	—	16,424	
Contingent consideration(3)	1,224	—	—	1,224

(1) included in other long-term assets

(2) included in accrued liabilities

(3) included in other long-term liabilities

Description	Fair Value at January 30, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$39,326	$39,326	$ —	$ —
Liabilities:				
Other long-term liabilities				
Derivative liability(1)	16,401	—	16,401	—
Contingent consideration	1,660	—	—	1,660

(1) included in other long-term assets

NOTE 16—FAIR VALUE MEASUREMENTS (Continued)

The following represents the impact of fair value accounting for the Company's derivative liability on its consolidated financial statements:

(dollar amounts in thousands)	Amount of Loss in Other Comprehensive Income (Effective Portion)	Earnings Statement Classification	Amount of Loss Recognized in Earnings (Effective Portion)
Fiscal 2010	$ 14	Interest expense	$6,905
Fiscal 2009	$373	Interest expense	$5,796

Non-financial assets measured at fair value on a non-recurring basis:

Certain assets are measured at fair value on a non-recurring basis, that is, the assets are subject to fair value adjustments in certain circumstances such as when there is evidence of impairment. In response to a continuing weak real estate market, the Company reduced its prices for certain properties held for disposal and recorded impairment charges of $0.2 million, $3.1 million and $5.4 million in fiscal 2010, 2009 and 2008, respectively. The fair values were based on selling prices of comparable properties, net of expected disposal costs. These measures of fair value, and related inputs, are considered level 2 measures under the fair value hierarchy.

NOTE 17—LEGAL MATTERS

In September 2006, the United States Environmental Protection Agency ("EPA") requested certain information from the Company as part of an investigation to determine whether the Company had violated the Clean Air Act and its non-road engine regulations. The information requested concerned certain generator and personal transportation merchandise offered for sale by the Company. In the fourth quarter of fiscal 2008, the United States Environmental Protection Agency ("EPA") informed the Company that it believed that the Company had violated the Clean Air Act by virtue of the fact that certain of this merchandise did not conform to their corresponding EPA Certificates of Conformity. During the third quarter of fiscal 2009, the Company and the EPA reached a settlement in principle of this matter requiring that the Company (i) pay a monetary penalty of $5.0 million, (ii) take certain corrective action with respect to certain inventory that had been restricted from sale during the course of the investigation, (iii) implement a formal compliance program and (iv) participate in certain non-monetary emission offset activities. The Company had previously accrued an amount equal to the agreed upon civil penalty and a $3.0 million contingency accrual with respect to the restricted inventory. During fiscal 2009, the Company reversed approximately $2.0 million of the inventory accrual as a portion of the subject inventory was released for sale by the EPA as remediation efforts had been completed. During the second quarter of fiscal 2010, the Company completed the remediation efforts and accordingly reversed approximately $1.0 million of the inventory accrual. Further, the Company reached an agreement with the merchandise vendor to cover the entire cost of retrofitting a portion of the remaining subject merchandise and to accept the balance of the subject inventory for return for full credit. During the second quarter of fiscal 2010, the formal settlement agreement between the Company and the EPA became effective and the Company paid the monetary penalty.

NOTE 17—LEGAL MATTERS (Continued)

The Company is also party to various other actions and claims arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position. However, there exists a possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss could have a material adverse effect on the Company's results of operations in the period(s) during which the underlying matters are resolved.

NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Total Revenues	Gross Profit	Operating Profit	Earnings from Continuing Operations	Earnings	Earnings Per Share from Continuing Operations		Earnings Per Share		Cash Dividends Per Share	Market Price Per Share	
						Basic	Diluted	Basic	Diluted		High	Low
Year Ended January 29, 2011												
4th quarter	$477,389	$124,400	$17,605	$ 8,538	$ 8,365	$0.16	$0.16	$0.16	$0.16	$0.0300	$15.96	$11.37
3rd quarter	496,364	125,856	15,125	5,674	5,718	0.11	0.11	0.11	0.11	0.0300	12.00	8.82
2nd quarter	504,855	134,501	23,842	10,799	10,598	0.21	0.20	0.20	0.20	0.0300	13.26	7.86
1st quarter	510,033	137,595	26,008	12,160	11,950	0.23	0.23	0.23	0.23	0.0300	13.42	8.08
Year Ended January 30, 2010												
4th quarter	$452,896	$110,047	$ 6,760	$ 2,835	$ 2,268	$0.05	$0.06	$0.04	$0.04	$0.0300	$ 9.29	$ 7.76
3rd quarter	472,643	118,269	10,056	2,357	2,124	0.05	0.04	0.04	0.04	0.0300	10.69	8.40
2nd quarter	488,911	128,190	18,692	7,858	7,735	0.15	0.15	0.15	0.15	0.0300	10.83	5.87
1st quarter	496,488	129,601	21,551	11,063	10,909	0.21	0.21	0.21	0.21	0.0300	8.52	2.76

The sum of individual share amounts may not equal due to rounding.

In the fourth quarter of 2010, the Company recorded a $4.6 million reduction to its reserve for excess inventory and an income tax benefit of $1.0 million related to the reduction of a valuation allowance on certain state net operating loss carryforwards and credits.

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION

The Company's Notes are fully and unconditionally and joint and severally guaranteed by certain of the Company's direct and indirectly wholly-owned subsidiaries—namely, The Pep Boys Manny Moe & Jack of California, The Pep Boys—Manny Moe & Jack of Delaware, Inc. (the "Pep Boys of Delaware"), Pep Boys—Manny Moe & Jack of Puerto Rico, Inc. and PBY Corporation (as of January 29, 2011), (collectively, the "Subsidiary Guarantors"). The Notes are not guaranteed by the Company's wholly owned subsidiary, Colchester Insurance Company.

The following condensed consolidating information presents, in separate columns, the condensed consolidating balance sheets as of January 29, 2011 and January 30, 2010 and the related condensed consolidating statements of operations and condensed consolidating statements of cash flows for fiscal 2010, 2009 and 2008 for (i) the Company ("Pep Boys") on a parent only basis, with its investment in

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

subsidiaries recorded under the equity method, (ii) the Subsidiary Guarantors on a combined basis including the consolidation by PBY Corporation of its wholly owned subsidiary, The Pep Boys Manny Moe & Jack of California, (iii) the subsidiary of the Company that does not guarantee the Notes, and (iv) the Company on a consolidated basis.

On January 29, 2011, The Pep Boys—Manny, Moe & Jack of Pennsylvania made a capital contribution of $264.0 million to Pep Boys of Delaware consisting of intercompany receivables due from the latter. This contribution resulted in an increase in the Pep Boys' investment in subsidiaries and the Subsidiary Guarantors' stockholders' equity. On January 30, 2011, the Company merged PBY Corporation into Pep Boys of Delaware and accordingly, The Pep Boys Manny Moe & Jack of California became the wholly owned subsidiary of Pep Boys of Delaware. Had this merger occurred

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

prior to the end of fiscal year 2010, it would not have affected the presentation of the following condensed consolidating information.

CONDENSED CONSOLIDATING BALANCE SHEET

(dollar amounts in thousands) As of January 29, 2011	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 52,214	$ 28,477	$ 9,549	$ —	$ 90,240
Accounts receivable, net	8,976	10,564	—	—	19,540
Merchandise inventories	198,062	366,340	—	—	564,402
Prepaid expenses	11,839	17,649	16,202	(17,148)	28,542
Other current assets	2,260	461	62,655	(5,039)	60,337
Assets held for disposal	—	475	—	—	475
Total current assets	273,351	423,966	88,406	(22,187)	763,536
Property and equipment—net	236,853	452,230	30,862	(18,964)	700,981
Investment in subsidiaries	2,093,479	—	—	(2,093,479)	—
Intercompany receivable	—	1,375,958	79,270	(1,455,228)	—
Deferred income taxes	15,749	50,270	—	—	66,019
Other long-term assets	24,941	1,195	—	—	26,136
Total assets	$2,644,373	$2,303,619	$198,538	$(3,589,858)	$1,556,672
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 210,440	$ —	$ —	$ —	$ 210,440
Trade payable program liability	56,287	—	—	—	56,287
Accrued expenses	23,341	62,168	167,667	(17,148)	236,028
Deferred income taxes	23,024	38,350	—	(5,039)	56,335
Current maturities of long-term debt	1,079	—	—	—	1,079
Total current liabilities	314,171	100,518	167,667	(22,187)	560,169
Long-term debt less current maturities	295,122	—	—	—	295,122
Other long-term liability	35,870	34,176	—	—	70,046
Deferred gain from asset sales	65,522	106,317	—	(18,964)	152,875
Intercompany liabilities	1,455,228	—	—	(1,455,228)	—
Total stockholders' equity	478,460	2,062,608	30,871	(2,093,479)	478,460
Total liabilities and stockholders' equity	$2,644,373	$2,303,619	$198,538	$(3,589,858)	$1,556,672

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended January 29, 2011, January 30, 2010 and January 31, 2009

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

(dollar amounts in thousands) As of January 30, 2010	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 25,844	$ 10,279	$ 3,203	$ —	$ 39,326
Accounts receivable, net	13,032	9,951	—	—	22,983
Merchandise inventories	195,314	363,804	—	—	559,118
Prepaid expenses	12,607	15,070	14,255	(17,148)	24,784
Other current assets	1,101	2,667	67,038	(5,378)	65,428
Assets held for disposal	1,045	3,393	—	—	4,438
Total current assets	248,943	405,164	84,496	(22,526)	716,077
Property and equipment—net	232,115	462,128	31,544	(19,337)	706,450
Investment in subsidiaries	1,755,426	—	—	(1,755,426)	—
Intercompany receivable	—	1,058,132	83,953	(1,142,085)	—
Deferred income taxes	11,200	46,971	—	—	58,171
Other long-term assets	17,566	822	—	—	18,388
Total assets	$2,265,250	$1,973,217	$199,993	$(2,939,374)	$1,499,086
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 202,974	$ —	$ —	$ —	$ 202,974
Trade payable program liability	34,099	—	—	—	34,099
Accrued expenses	24,042	62,106	173,429	(17,161)	242,416
Deferred income taxes	6,626	28,723	—	(5,365)	29,984
Current maturities of long-term debt	1,079	—	—	—	1,079
Total current liabilities	268,820	90,829	173,429	(22,526)	510,552
Long-term debt less current maturities	306,201	—	—	—	306,201
Other long-term liability	35,125	38,808	—	—	73,933
Deferred gain from asset sales	69,724	114,718	—	(19,337)	165,105
Intercompany liabilities	1,142,085	—	—	(1,142,085)	—
Total stockholders' equity	443,295	1,728,862	26,564	(1,755,426)	443,295
Total liabilities and stockholders' equity	$2,265,250	$1,973,217	$199,993	$(2,939,374)	$1,499,086

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(dollar amounts in thousands) Year ended January 29, 2011	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise sales	$550,017	$1,048,151	$ —	$ —	$1,598,168
Service revenue	140,716	249,757	—	—	390,473
Other revenue	—	—	22,944	(22,944)	—
Total revenues	690,733	1,297,908	22,944	(22,944)	1,988,641
Costs of merchandise sales	387,425	724,586	—	(1,631)	1,110,380
Costs of service revenue	124,675	231,387	—	(153)	355,909
Costs of other revenue	—	—	16,709	(16,709)	—
Total costs of revenues	512,100	955,973	16,709	(18,493)	1,466,289
Gross profit from merchandise sales	162,592	323,565	—	1,631	487,788
Gross profit from service revenue	16,041	18,370	—	153	34,564
Gross profit from other revenue	—	—	6,235	(6,235)	—
Total gross profit	178,633	341,935	6,235	(4,451)	522,352
Selling, general and administrative expenses	158,699	290,111	346	(6,917)	442,239
Net gain from dispositions of assets	1,873	594	—	—	2,467
Operating profit	21,807	52,418	5,889	2,466	82,580
Non-operating (expenses) income	(16,271)	81,965	2,468	(65,553)	2,609
Interest expenses (income)	65,422	26,497	(2,087)	(63,087)	26,745
(Loss) earnings from continuing operations before income taxes	(59,886)	107,886	10,444	—	58,444
Income tax (benefit) expenses	(20,064)	37,666	3,671	—	21,273
Equity in earnings of subsidiaries	76,519	—	—	(76,519)	—
Earnings (loss) from continuing operations	36,697	70,220	6,773	(76,519)	37,171
Loss from discontinued operations, net of tax	(66)	(474)	—	—	(540)
Net earnings (loss)	$ 36,631	$ 69,746	$ 6,773	$(76,519)	$ 36,631

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(dollar amounts in thousands) Year ended January 30, 2010	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise sales	$521,428	$1,012,191	$ —	$ —	$1,533,619
Service revenue	133,240	244,079	—	—	377,319
Other revenue	—	—	22,904	(22,904)	—
Total revenues	654,668	1,256,270	22,904	(22,904)	1,910,938
Costs of merchandise sales	363,320	723,116	—	(1,632)	1,084,804
Costs of service revenue	115,123	225,057	—	(153)	340,027
Costs of other revenue	—	—	19,821	(19,821)	—
Total costs of revenues	478,443	948,173	19,821	(21,606)	1,424,831
Gross profit from merchandise sales	158,108	289,075	—	1,632	448,815
Gross profit from service revenue	18,117	19,022	—	153	37,292
Gross profit from other revenue	—	—	3,083	(3,083)	—
Total gross profit	176,225	308,097	3,083	(1,298)	486,107
Selling, general and administrative expenses	151,008	282,700	318	(3,765)	430,261
Net gain from dispositions of assets	886	327	—	—	1,213
Operating profit	26,103	25,724	2,765	2,467	57,059
Non-operating (expenses) income	(15,516)	86,810	2,473	(71,506)	2,261
Interest expenses (income)	63,477	29,353	(2,087)	(69,039)	21,704
(Loss) earnings from continuing operations before income taxes	(52,890)	83,181	7,325	—	37,616
Income tax (benefit) expenses	(17,638)	28,559	2,582	—	13,503
Equity in earnings of subsidiaries	58,325	—	—	(58,325)	—
Earnings (loss) from continuing operations	23,073	54,622	4,743	(58,325)	24,113
Loss from discontinued operations, net of tax	(37)	(1,040)	—	—	(1,077)
Net earnings (loss)	$ 23,036	$ 53,582	$ 4,743	$(58,325)	$ 23,036

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(dollar amounts in thousands) Year ended January 31, 2009	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise sales	$ 531,068	$1,038,596	$ —	$ —	$1,569,664
Service revenue	124,206	233,918	—	—	358,124
Other revenue	—	—	22,939	(22,939)	—
Total revenues	655,274	1,272,514	22,939	(22,939)	1,927,788
Costs of merchandise sales	391,186	739,608	—	(1,632)	1,129,162
Costs of service revenue	110,515	222,831	—	(152)	333,194
Costs of other revenue	—	—	19,621	(19,621)	—
Total costs of revenues	501,701	962,439	19,621	(21,405)	1,462,356
Gross profit from merchandise sales	139,882	298,988	—	1,632	440,502
Gross profit from service revenue	13,691	11,087	—	152	24,930
Gross profit from other revenue	—	—	3,318	(3,318)	—
Total gross profit	153,573	310,075	3,318	(1,534)	465,432
Selling, general and administrative expenses	178,650	310,098	296	(4,000)	485,044
Net gain from dispositions of assets	3,392	6,324	—	—	9,716
Operating (loss) profit	(21,685)	6,301	3,022	2,466	(9,896)
Non-operating (expense) income	(15,383)	111,434	2,543	(96,627)	1,967
Interest expense (income)	90,313	34,281	(3,385)	(94,161)	27,048
(Loss) earnings from continuing operations before income taxes	(127,381)	83,454	8,950	—	(34,977)
Income tax (benefit) expense	(41,417)	32,192	3,086	—	(6,139)
Equity in earnings of subsidiaries	55,683	—	—	(55,683)	—
(Loss) earnings from continuing operations	(30,281)	51,262	5,864	(55,683)	(28,838)
Loss from discontinued operations, net of tax	(148)	(1,443)	—	—	(1,591)
Net (loss) earnings	$ (30,429)	$ 49,819	$ 5,864	$(55,683)	$ (30,429)

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(dollar amounts in thousands) January 29, 2011	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash flows from operating activities:					
Net earnings (loss)	$ 36,631	$ 69,746	$ 6,773	$(76,519)	$ 36,631
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) continuing operations:					
Net loss from discontinued operations	66	474	—	—	540
Depreciation and amortization	28,143	45,699	682	(373)	74,151
Amortization of deferred gain from asset sales	(4,202)	(8,773)	—	373	(12,602)
Stock compensation expense	3,497	—	—	—	3,497
Equity in earnings of subsidiaries	(76,519)	—	—	76,519	—
Loss on debt retirement	200	—	—	—	200
Deferred income taxes	11,918	6,328	326	—	18,572
Gain from disposition of assets	(1,873)	(594)	—	—	(2,467)
Loss from asset impairments	970	—	—	—	970
Dividends received from subsidiary	2,466	—	—	(2,466)	—
Other	(272)	(207)	—	—	(479)
Changes in operating assets and liabilities:					
Decrease (increase) in accounts receivable, prepaid expenses and other	6,322	(1,359)	2,110	(13)	7,060
Increase in merchandise inventories	(2,748)	(2,536)	—	—	(5,284)
Increase in accounts payable	7,466	—	—	—	7,466
(Decrease) in accrued expenses	(2,210)	(435)	(5,762)	13	(8,394)
Increase (decrease) in other long-term liabilities	1,694	(2,894)	—	—	(1,200)
Net cash provided by (used in) continuing operations	11,549	105,449	4,129	(2,466)	118,661
Net cash used in discontinued operations	(64)	(1,402)	—	—	(1,466)
Net cash provided by (used in) operating activities	11,485	104,047	4,129	(2,466)	117,195
Cash flows from investing activities:					
Cash paid for property and equipment	(33,182)	(37,070)	—	—	(70,252)
Proceeds from disposition of assets	2,957	4,558	—	—	7,515
Acquisition of Florida Tire, Inc.	(288)	—	—	—	(288)
Collateral investments	(9,638)	—	—	—	(9,638)
Net cash used in continuing operations	(40,151)	(32,512)	—	—	(72,663)
Net cash provided by discontinued operations	—	569	—	—	569
Net cash used in investing activities	(40,151)	(31,943)	—	—	(72,094)
Cash flows from financing activities:					
Borrowings under line of credit agreements	7,606	14,189	—	—	21,795
Payments under line of credit agreements	(7,606)	(14,189)	—	—	(21,795)
Borrowings on trade payable program liability	347,068	—	—	—	347,068
Payments on trade payable program liability	(324,880)	—	—	—	(324,880)
Long-term debt and capital lease obligation payments	(11,279)	—	—	—	(11,279)
Intercompany borrowings (payments)	49,223	(53,906)	4,683	—	—
Dividends paid	(6,323)	—	(2,466)	2,466	(6,323)
Other	1,227	—	—	—	1,227
Net cash provided by (used in) financing activities	55,036	(53,906)	2,217	2,466	5,813
Net increase in cash	26,370	18,198	6,346	—	50,914
Cash and cash equivalents at beginning of year	25,844	10,279	3,203	—	39,326
Cash and cash equivalents at end of year	$ 52,214	$ 28,477	$ 9,549	$ —	$ 90,240

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(dollar amounts in thousands) January 30, 2010	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash flows from operating activities:					
Net earnings (loss)	$ 23,036	$ 53,582	$ 4,743	$(58,325)	$ 23,036
Adjustments to reconcile net earnings (loss) to net cash (used in) provided by continuing operations:					
Net loss from discontinued operations	37	1,040	—	—	1,077
Depreciation and amortization	25,405	44,815	682	(373)	70,529
Amortization of deferred gain from asset sales	(4,078)	(8,620)	—	373	(12,325)
Stock compensation expense	2,575	—	—	—	2,575
Equity in earnings of subsidiaries	(58,325)	—	—	58,325	—
Gain on debt retirement	(6,248)	—	—	—	(6,248)
Deferred income taxes	2,919	10,147	380	—	13,446
Gain from disposition of assets	(886)	(327)	—	—	(1,213)
Loss from asset impairments	785	2,099	—	—	2,884
Dividends received from subsidiary	2,467	—	—	(2,467)	—
Other	204	141	—	—	345
Changes in operating assets and liabilities:					
Decrease (increase) in accounts receivable, prepaid expenses and other	8,232	520	(957)	(620)	7,175
Decrease in merchandise inventories	5,216	1,823	—	—	7,039
Decrease in accounts payable	(9,640)	—	—	—	(9,640)
Decrease in accrued expenses	(5,303)	(5,999)	(2,556)	620	(13,238)
(Decrease) increase in other long-term liabilities	(790)	3,174	—	—	2,384
Net cash (used in) provided by continuing operations	(14,394)	102,395	2,292	(2,467)	87,826
Net cash used in discontinued operations	(37)	(566)	—	—	(603)
Net cash (used in) provided by operating activities	(14,431)	101,829	2,292	(2,467)	87,223
Cash flows from investing activities:					
Cash paid for property and equipment	(18,132)	(25,082)	—	—	(43,214)
Proceeds from disposition of assets	4,845	9,931	—	—	14,776
Acquisition of Florida Tire, Inc.	(2,695)	—	—	—	(2,695)
Other	(500)	—	—	—	(500)
Net cash used in continuing operations	(16,482)	(15,151)	—	—	(31,633)
Net cash provided by discontinued operations	—	1,762	—	—	1,762
Net cash used in investing activities	(16,482)	(13,389)	—	—	(29,871)
Cash flows from financing activities:					
Borrowings under line of credit agreements	88,237	161,467	—	—	249,704
Payments under line of credit agreements	(96,669)	(176,897)	—	—	(273,566)
Borrowings on trade payable program liability	192,324	—	—	—	192,324
Payments on trade payable program liability	(190,155)	—	—	—	(190,155)
Long-term debt and capital lease obligation payments	(11,930)	(60)	—	—	(11,990)
Intercompany borrowings (payments)	67,872	(69,064)	1,192	—	—
Dividends paid	(6,286)	—	(2,467)	2,467	(6,286)
Other	611	—	—	—	611
Net cash provided by (used in) financing activities	44,004	(84,554)	(1,275)	2,467	(39,358)
Net increase in cash	13,091	3,886	1,017	—	17,994
Cash and cash equivalents at beginning of year	12,753	6,393	2,186	—	21,332
Cash and cash equivalents at end of year	$ 25,844	$ 10,279	$ 3,203	$ —	$ 39,326

NOTE 19—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(dollar amounts in thousands) January 31, 2009	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash flows from operating activities:					
Net (loss) earnings	$ (30,429)	$ 49,819	$ 5,864	$(55,683)	$ (30,429)
Adjustments to reconcile net (loss) earnings to net cash (used in) provided by continuing operations:					
Net loss from discontinued operations	148	1,443	—	—	1,591
Depreciation and amortization	25,442	47,427	682	(344)	73,207
Amortization of deferred gain from asset sale	(3,468)	(7,161)	—	344	(10,285)
Stock compensation expense	2,743	—	—	—	2,743
Equity in earnings of subsidiaries	(55,683)	—	—	55,683	—
Gain on debt retirement	(3,460)	—	—	—	(3,460)
Deferred income taxes	10,733	(17,190)	199	—	(6,258)
Gain from disposition of assets	(3,394)	(6,322)	—	—	(9,716)
Loss from asset impairments	531	2,896	—	—	3,427
Other	365	172	—	—	537
Dividends received from subsidiary	2,464	—	—	(2,464)	—
Changes in operating assets and liabilities:					
Decrease in accounts receivable, prepaid expenses and other	17,926	2,211	5,079	(1,312)	23,904
Increase in merchandise inventories	(328)	(3,451)	—	—	(3,779)
Decrease in accounts payable	(33,083)	—	—	—	(33,083)
(Decrease) increase in accrued expenses	(28,591)	211	(7,925)	1,312	(34,993)
Decrease in other long-term liabilities	(10,154)	(1,838)	—	—	(11,992)
Net cash (used in) provided by continuing operations	(108,238)	68,217	3,899	(2,464)	(38,586)
Net cash used in discontinued operations	(82)	(839)	—	—	(921)
Net cash (used in) provided by operating activities	(108,320)	67,378	3,899	(2,464)	(39,507)
Cash flows from investing activities:					
Cash paid for property and equipment	(44,727)	(107,156)	—	—	(151,883)
Proceeds from disposition of assets	64,876	145,759	—	—	210,635
Life insurance proceeds received	15,588	—	—	—	15,588
Net cash provided by continuing operations	35,737	38,603	—	—	74,340
Net cash provided by discontinued operations	3,047	1,339	—	—	4,386
Net cash provided by investing activities	38,784	39,942	—	—	78,726
Cash flows from financing activities:					
Borrowings under line of credit agreements	87,659	117,503	—	—	205,162
Payments under line of credit agreements	(95,428)	(127,917)	—	—	(223,345)
Borrowings on trade payable program liability	196,680	—	—	—	196,680
Payments on trade payable program liability	(179,004)	—	—	—	(179,004)
Payments for finance issuance costs	(6,847)	(89)	—	—	(6,936)
Proceeds from lease financing	4,676	3,985	—	—	8,661
Long-term debt and capital lease obligation payments	(26,459)	(339)	—	—	(26,798)
Intercompany borrowings (payments)	102,037	(100,725)	(1,312)	—	—
Dividends paid	(14,111)	—	(2,464)	2,464	(14,111)
Other	878	—	—	—	878
Net cash provided by (used in) financing activities	70,081	(107,582)	(3,776)	2,464	(38,813)
Net increase (decrease) in cash	545	(262)	123	—	406
Cash and cash equivalents at beginning of year	12,208	6,655	2,063	—	20,926
Cash and cash equivalents at end of year	$ 12,753	$ 6,393	$ 2,186	$ —	$ 21,332

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Our disclosure controls and procedures (as defined in Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are designed to provide reasonable assurance that the information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective in providing reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

There were no changes to the Company's internal control over financial reporting that occurred during the quarter ended January 29, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Pep Boys—Manny, Moe and Jack (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 29, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that the Company's internal control over financial reporting as of January 29, 2011 was effective.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report, which is included on page 67 herein, on the Company's internal control over financial reporting as of January 29, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack
Philadelphia, Pennsylvania

We have audited the internal control over financial reporting of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 29, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended January 29, 2011 of the Company and our report dated April 11, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 11, 2011

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The material contained in the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A not later than 120 days after the end of the Company's 2010 fiscal year (the "Proxy Statement"), under the captions "—Nominees for Election", "—Corporate Governance" and "SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is hereby incorporated herein by reference.

The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I of this Form 10-K, in accordance with General Instruction G (3).

The Company has adopted a Code of Ethics applicable to all of its associates including its executive officers. The Code of Ethics, together with any amendments thereto or waivers thereof, are posted on the Company's website www.pepboys.com under the "Investor Relations—Corporate Governance" section.

In addition, the Board of Directors Code of Conduct and the charters of our audit, human resources and nominating and governance committees may also be found under the "Investor Relations—Corporate Governance" section of our website. As required by the New York Stock Exchange ("NYSE"), promptly following our 2010 Annual Meeting, our Chief Executive Officer certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards. Copies of our corporate governance materials are available free of charge from our investor relations department. Please call 215-430-9459 or write Pep Boys, Investor Relations, 3111 West Allegheny Avenue, Philadelphia, PA 19132.

ITEM 11 EXECUTIVE COMPENSATION

The material contained in the Proxy Statement under the captions "—How are Directors Compensated?", "—Director Compensation Table" and "EXECUTIVE COMPENSATION" other than the material under "—Compensation Committee Report" is hereby incorporated herein by reference.

The information regarding equity compensation plans called for by Item 201(d) of Regulation S-K is included in Item 5 of this Form 10-K.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The material contained in the Proxy Statement under the caption "SHARE OWNERSHIP" is hereby incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The material contained in the Proxy Statement under the caption "—Certain Relationships and Related Transactions" and "—Corporate Governance" is hereby incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The material contained in the Proxy Statement under the caption "—Registered Public Accounting Firm's Fees" is hereby incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

All other schedules have been omitted because they are not applicable or not required or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

(3.1)	Amended and Restated Articles of Incorporation	Incorporated by reference from the Company's 10-K dated February 14, 2009.
(3.2)	By-Laws amended and restated	Incorporated by reference from the Company's 8-K dated February 17, 2010.
(4.1)	Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee, including form of security.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.2)	Supplemental Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.3)	Dividend Reinvestment and Stock Purchase Plan dated January 4, 1990	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-32857).
(10.1)*	Medical Reimbursement Plan of the Company	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 1982.
(10.2)*	Form of Change of Control between the Company and certain officers of the Company.	Filed herewith

(10.3)*	Form of Non-Competition Agreement between the Company and certain officers of the Company.	Filed herewith
(10.4)*	The Pep Boys—Manny, Moe & Jack 1990 Stock Incentive Plan—Amended and Restated as of March 26, 2001.	Incorporated by reference from the Company's Form 10-K for the year ended February 1, 2003.
(10.5)*	The Pep Boys—Manny, Moe & Jack 2009 Stock Incentive Plan.	Incorporated by reference from the Company's 8-K dated June 24, 2009.
(10.6)*	The Pep Boys—Manny, Moe & Jack Pension Plan—Amended and Restated as of January 1, 2010.	Filed herewith
(10.7)*	Long-Term Disability Salary Continuation Plan amended and restated as of March 26, 2002.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.
(10.8)*	Amendment and restatement as of January 1, 2010 of The Pep Boys Savings Plan.	Filed herewith
(10.9)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan—Puerto Rico.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.10)*	The Pep Boys Deferred Compensation Plan, as amended and restated	Incorporated by reference from the Company's Form 8-K dated December 23, 2008.
(10.11)*	The Pep Boys Annual Incentive Bonus Plan (amended and restated as of January 31, 2009)	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2009.
(10.12)*	Account Plan	Filed herewith
(10.13)*	Flexible Employee Benefits Trust	Incorporated by reference from the Company's Form 8-K filed May 6, 1994.
(10.14)*	The Pep Boys Grantor Trust Agreement	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(10.15)	Credit Agreement, dated January 16, 2009, by and among the Company, as Lead Borrower, Bank of America, N.A., as Administrative Agent and the other parties thereto.	Filed herewith
(10.16)	Amended and Restated Credit Agreement, dated October 27, 2006, among the Company, Wachovia Bank, National Association, as Administrative Agent, and the other parties thereto.	Filed herewith

(10.17)	First Amendment dated February 15, 2007 to Amended and Restated Credit Agreement, dated October 27, 2006, among the Company, Wachovia Bank, National Association, as Administrative Agent, and the other parties thereto.	Filed herewith
(10.18)	Second Amendment dated April 5, 2011 to Amended and Restated Credit Agreement, dated October 27, 2006, among the Company, Wachovia Bank, National Association, as Administrative Agent, and the other parties thereto.	Filed herewith
(12.00)	Computation of Ratio of Earnings to Fixed Charges	Filed herewith
(21)	Subsidiaries of the Company	Filed herewith
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith
(31.1)	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
(31.2)	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
(32.1)	Principal Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
(32.2)	Principal Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2011

THE PEP BOYS—MANNY, MOE & JACK
(REGISTRANT)

By: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ MICHAEL R. ODELL Michael R. Odell	President and Chief Executive Officer; Director (Principal Executive Officer)	April 11, 2011
/s/ RAYMOND L. ARTHUR Raymond L. Arthur	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 11, 2011
/s/ SANJAY SOOD Sanjay Sood	Vice President and Corporate Controller (Chief Accounting Officer)	April 11, 2011
/s/ MAX LUKENS Max Lukens	Chairman of the Board	April 11, 2011
/s/ M. SHÂN ATKINS M. Shân Atkins	Director	April 11, 2011
/s/ ROBERT H. HOTZ Robert H. Hotz	Director	April 11, 2011
/s/ JAMES MITAROTONDA James Mitarotonda	Director	April 11, 2011

Signature	Capacity	Date
/s/ DR. IRVIN D. REID Dr. Irvin D. Reid	Director	April 11, 2011
/s/ JANE SCACCETTI Jane Scaccetti	Director	April 11, 2011
/s/ JOHN T. SWEETWOOD John T. Sweetwood	Director	April 11, 2011
/s/ NICK WHITE Nick White	Director	April 11, 2011
/s/ JAMES A. WILLIAMS James A. Williams	Director	April 11, 2011

FINANCIAL STATEMENT SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 10-K

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(dollar amounts in thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions[1]	Balance at End of Period
			(in thousands)		
ALLOWANCE FOR DOUBTFUL ACCOUNTS:					
Year ended January 29, 2011	$1,488	$2,595	$—	$2,532	$1,551
Year ended January 30, 2010	$1,912	$1,705	$—	$2,129	$1,488
Year ended January 31, 2009	$1,937	$4,679	$—	$4,704	$1,912

(1) Uncollectible accounts written off.

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts[2]	Deductions[2]	Balance at End of Period
			(in thousands)		
SALES RETURNS AND ALLOWANCES:					
Year ended January 29, 2011	$1,031	$—	$60,740	$60,715	$1,056
Year ended January 30, 2010	$1,144	$—	$60,603	$60,716	$1,031
Year ended January 31, 2009	$1,232	$—	$57,899	$57,987	$1,144

(2) Sales return and allowance activity is recorded through a reduction of merchandise sales and costs of merchandise sales.

Exhibit 12

	Fiscal Year Ended				
	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007
	(dollar amounts in thousands, except ratios)				
Interest	$ 26,745	$21,704	$ 27,048	$ 51,293	$ 49,342
Interest factor in rental expense	26,579	25,088	25,717	23,085	19,984
Capitalized interest	—	—	—	—	799
(a) Fixed charges, as defined	$ 53,324	$46,792	$ 52,765	$ 74,378	$ 70,125
Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$ 58,444	$37,616	$(34,977)	$(63,032)	$(13,470)
Fixed charges	53,324	46,792	52,765	74,378	70,125
Capitalized interest	—	—	—	—	(799)
(b) Earnings, as defined	$111,768	$84,408	$ 17,788	$ 11,346	$ 55,856
(c) Ratio of earnings to fixed charges (b÷a)	2.1	1.8	—	—	—

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $35.0 million, $63.0 million, and $14.3 million for fiscal 2008, 2007, and 2006, respectively.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-113723, 333-160183 and 333-165013 on Form S-8 of our reports dated April 11, 2011, relating to the consolidated financial statements and financial statement schedule of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack for the fiscal year ended January 29, 2011.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 11, 2011

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael R. Odell, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 11, 2011

By: /s/ MICHAEL R. ODELL

Michael R. Odell
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond L. Arthur, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 11, 2011

By: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack (the "Company") for the year ended January 29, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Michael R. Odell, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 11, 2011

By: /s/ MICHAEL R. ODELL

Michael R. Odell
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack (the "Company") for the year ended January 29, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Raymond L. Arthur, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 11, 2011

By: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Management Team

Senior Executives

Michael R. Odell, President & Chief Executive Officer
Raymond L. Arthur, Executive Vice President, Chief Financial Officer
William E. Shull III, Executive Vice President, Stores
Scott A. Webb, Executive Vice President, Merchandising & Marketing
Joseph A. Cirelli, Senior Vice President, Corporate Development
Troy E. Fee, Senior Vice President, Human Resources
Brian D. Zuckerman, Senior Vice President, General Counsel & Secretary

Corporate Vice Presidents

Robert G. Berckman, Chief Information Officer
Bryan B. Hoppe, Asset Protection
Bernard K. McElroy, Finance & Treasurer
Charles S. Rigby, Merchandising
Stuart M. Rosenfeld, Distribution
Robert P. Sammons, Merchandising
Sanjay Sood, Controller
Ronald J. Stoupa, Marketing
Terence A. Winslow, Customer Satisfaction & Sales

Field Vice Presidents

Greg J. Russ, Northeast
Michael P. McSorley, Mid-Atlantic
John B. Herbert, Southeast
David L. Wilmore, Central
Sean M. Chidsey, Southern California
William D. McCall, West

Board of Directors

Max L. Lukens
Chairman of the Board, Pep Boys
Former Chairman, President & CEO,
Stewart & Stevenson
Baker, Hughes

M. Shân Atkins, CPA & Chartered Accountant
Managing Director, Chetrum Capital

Robert H. Hotz
Senior Managing Director,
Houlihan Lokey Howard & Zukin

James A. Mitarotonda
Chairman, President & CEO,
Barrington Captial Group

Michael R. Odell
President & Chief Executive Officer, Pep Boys

Dr. Irvin D. Reid
President Emeritis and Eugene Applebaum Professor,
Community Relations, Wayne State University

Jane Scaccetti, CPA
CEO, Drucker & Scaccetti, P.C.

John T. Sweetwood
President, Woods Investment

Nick White
President & CEO, White & Associates

James A. Williams
President & CEO, International Legwear Group

Director Emeritus

Lester Rosenfeld

Annual Shareholder Meeting

Wednesday, June 15, 2011 at 9:00 a.m.
Hilton Philadelphia City Avenue
4200 City Avenue
Philadelphia, PA

Registrar, Stock Transfer Agent & Dividend Disbursing Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

Dividend Reinvestment & Stock Purchase Plan

Stockholders of record may acquire additional shares of Pep Boys common stock through its Dividend Reinvestment/Stock Purchase Plan. Quarterly cash dividends, as well as quarterly cash contributions, from $100 to $10,000 may be invested through this plan.

A prospectus and authorization card are available upon written request to the Corporate Secretary.

NYSE Symbol: PBY

Investor Relations

To obtain copies of our periodic reports and earnings releases, write to:
Investor Relations Department at address below or call the investor relations hotline at:
1-800-PEP-0135
or visit our Website at:
www.pepboys.com

Corporate Headquarters

3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
(215) 430-9095


PEPBOYS


DOES EVERYTHING.
FOR LESS


PEPBOYS

3111 West Allegheny Avenue • Philadelphia, PA 19132